  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 1999

                                                 REGISTRATION NO. 333-74441
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                                 XOOM.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ----------------

            DELAWARE                              7310                          88-0361536
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NO.)            IDENTIFICATION NO.)

                        300 MONTGOMERY STREET, SUITE 300
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 288-2500
   (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL
                               PLACE OF BUSINESS)

                                ----------------
                                 JOHN HARBOTTLE
                            CHIEF FINANCIAL OFFICER
                                 XOOM.COM, INC.
                        300 MONTGOMERY STREET, SUITE 300
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 288-2500
           (NAME, ADDRESS, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                ----------------
                                   Copies to:

            BRUCE ALAN MANN, ESQ.                           NORA L. GIBSON, ESQ.
          KRISTIAN E. WIGGERT, ESQ.                       RODRIGO M. GUIDERO, ESQ.
             JOEL S. FISCH, ESQ.                          TAYLOR L. STEVENS, ESQ.
           MORRISON & FOERSTER LLP                    BROBECK, PHLEGER & HARRISON LLP
              425 MARKET STREET                    SPEAR STREET TOWER, ONE MARKET STREET
    SAN FRANCISCO, CALIFORNIA 94105-2482              SAN FRANCISCO, CALIFORNIA 94105

                                ----------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                                ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ----------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

   This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada and the other to be used in a concurrent offering outside the United States and Canada. The prospectuses are identical except for the front and back cover pages, the inside front cover page, and the section entitled "Certain United States Federal Tax Consequences to Non-United States Holders" (which appears only in the international prospectus) and certain cross-references relating thereto. The form of U.S. prospectus is included in this Registration Statement and is followed by the alternate pages to be used in the international prospectus. Each of the alternate pages for the international prospectus included in this Registration Statement is labeled "Alternate Page for International Prospectus." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE + +CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT +
+FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE           +
+INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES + +IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER +
+OR SALE IS NOT PERMITTED.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 30, 1999

PRELIMINARY PROSPECTUS

                                4,000,000 SHARES

                                 XOOM.COM, INC.

                                  COMMON STOCK
[LOGO OF XOOM.com]

                                  -----------

This is a public offering of 4,000,000 shares of common stock of XOOM.com, Inc. We are selling 2,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling 2,000,000 shares. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Of these 4,000,000 shares of common stock, 3,400,000 shares are being offered for sale in the United States and Canada by the U.S. underwriters and 600,000 shares are being concurrently offered for sale outside the United States and Canada by the international underwriters.

The U.S. underwriters have an option to purchase a maximum of 600,000 additional shares of common stock from us to cover over-allotments of shares.

Our common stock is traded on the Nasdaq National Market under the symbol "XMCM." On March 12, 1999, the last reported sale price for our common stock was $67.00 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                  -----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                                                     PER
                                                                    SHARE TOTAL
                                                                    ----- -----
Public offering price.............................................. $     $
Underwriting discount.............................................. $     $
Proceeds, before expenses, to us................................... $     $
Proceeds, before expenses, to the selling stockholders............. $     $

                                  -----------

The U.S. underwriters are severally underwriting the shares being offered in this prospectus. The U.S. underwriters expect to deliver the shares against
payment in New York, New York on March   , 1999.

                                  -----------

BEAR, STEARNS & CO. INC.
               HAMBRECHT & QUIST
                     BANCBOSTON ROBERTSON STEPHENS
                                                         WIT CAPITAL CORPORATION
                                               as e-Manager(TM)

                   The date of this Prospectus is      , 1999

                           [INSIDE FRONT COVER]

[DEPICTIONS OF XOOM.COM WEB SITE WELCOME PAGE AND EXAMPLES OF XOOM.COM MEMBER SERVICES, WITH TEXT, "FREE SERVICES AND COMMUNITIES MADE XOOM.COM THE 11TH MOST VISITED SITE IN THE INTERNET WITH A REACH OF 17% IN JANUARY 1999."]

                                 [GATE 1]

[DEPICTIONS OF PROCEDURES FOR HOW MEMBERS JOIN, WITH TEXT, "MEMBERS REGISTER BY GIVING A VALID E-MAIL ADDRESS, DEMOGRAPHIC INFORMATION AND PERMISSION TO BE RECONTACTED WITH NEWS AND OFFERS." DEPICTIONS OF EXAMPLES OF COMMUNITIES WITH TEXT, APPROXIMATELY 200 XOOM.COM COMMUNITIES BRING PEOPLE TOGETHER AND CREATE A CONTEXT FOR BUYING."]

                                 [GATE 2]

[DEPICTION OF PROCEDURES FOR PURCHASING PRODUCTS AND EXAMPLES OF PRODUCTS, WITH TEXT, "MEMBERS GET GREAT DEALS ON MERCHANDISE AND SERVICES."]

                               PROSPECTUS SUMMARY

   This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes to those statements included in this prospectus. Except as otherwise required by the context, references in this prospectus to "we," "us," "our" or "Xoom.com" refer to Xoom.com, Inc. and its subsidiaries. The term "you" refers to prospective investors in the common stock. Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                 XOOM.COM, INC.

   Xoom.com is one of the fastest growing direct e-commerce companies on the Internet. We attract members to our community site with a variety of free services, including homepages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters and online greeting cards. Our members can also join topical communities where they can exchange ideas and information. Members may also enter specialized forums such as Investor Place, Women's Circle or Health & Fitness, where they can gain access to professional content and special product and service offers available only on our Web site. Upon registration, members agree to receive periodic offers of products and services via e-mail. These competitively priced and continuously updated offers include computer software, computer accessories and peripherals, consumer electronics, clip art on CD-ROM and collectible items. In addition, we offer services such as a travel club, long distance telephone services and a DVD club. Our new offerings will include services such as home and auto insurance, wireless telecommunications services and membership clubs, and products such as magazine subscriptions, appliances, games, photography supplies and gardening tools, among others. We believe that our rapidly growing base of self-qualified members provides us with highly attractive e-commerce opportunities. In addition, we believe that our high levels of traffic and the number of unique users that visit our site or affiliated sites on which we offer services on a monthly basis, often referred to as reach, present an attractive platform for advertising.

   According to Media Metrix, Xoom.com was the eleventh most visited site on the Internet in January 1999, and our reach increased to 17% in January 1999 from less than 2% in January 1998. In January 1999, the Xoom.com site and our network of chat rooms and page counters had a total reach of 28%, according to Media Metrix. We had approximately 6.6 million members as of March 15, 1999, adding an average of approximately 23,000 new members per day for the last 30 days. We believe that our ability to achieve a high level of reach and membership with minimal investment gives us a significant advantage as our e-commerce and advertising businesses expand. In the quarter ended December 31, 1998, we derived 64% of our net revenue from e-commerce and approximately 18% of net revenue from non-U.S. sales. Quarterly net revenue increased from approximately $420,000 in the fourth quarter of 1997 to $3.5 million in the fourth quarter of 1998, representing compound quarterly sales growth of approximately 70%.

   By offering our members a variety of attractive free services, participation in virtual communities and competitively priced products, we believe we have created an innovative online sales channel with low customer acquisition costs. The key elements of our approach are:

  . using the cost-effective direct e-commerce capabilities of the Web to sell products to our members;

  . rapidly initiating direct e-commerce campaigns using proprietary campaign management software, allowing us to maximize response rates and minimize inventory costs;

  . offering a diverse product range and multiple e-commerce channels to create an effective context for increased e-commerce transaction volume;

  .  providing free services to attract a growing membership base;

  .  collecting relevant information to develop a detailed member database;
     and

  . continuing to grow online reach and membership to create an attractive advertising platform.

   Our objective is to be a leading direct e-commerce company on the Internet. In order to accomplish this objective, we intend to continue to focus on growing our membership base both in the U.S. and internationally, increasing the rate at which we convert new members to buyers and building strong brand recognition of the Xoom.com name. We also intend to significantly increase the number and type of products and service offerings available to our members. We believe that promoting repeat usage and member loyalty through free services will help establish us as a preferred destination among Web users. We intend to acquire other strategically complementary businesses and seek strategic alliances that will increase our reach and membership.

   "XOOM," "XOOM.com" and the "X-in-circle" logo are some of Xoom.com's trademarks. This prospectus contains other product names, trade names and trademarks of other organizations that are their property. We were incorporated in Delaware on April 16, 1996 under the name Atomsoft, Inc., changed our name to XOOM, Inc. in February of 1998 and to XOOM.com, Inc. in October of 1998. Our principal executive offices are at 300 Montgomery Street, Suite 300, San Francisco, California 94104, and our telephone number at this address is (415) 288-2500.

                                ----------------

   This prospectus includes statistical data about the Internet industry that comes from information published by sources including Media Metrix, Inc., a media research firm specializing in market and technology measurement on the Internet. We also refer to Jupiter Communications, LLC, a media research firm focusing on the Internet industry, and International Data Corporation, also known as IDC, and Forrester Research, providers of market information and strategic information for the information technology industry. Although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

                                ----------------

                                  THE OFFERING

 Common stock offered by us in the U.S. offering...........  1,700,000 shares
 Common stock offered by us in the international offering..    300,000 shares
 Common stock offered by the selling stockholders in the
  U.S. offering ...........................................  1,700,000 shares
 Common stock offered by the selling stockholders
  in the international offering............................    300,000 shares
 Common stock to be outstanding after the Offering(1)...... 16,082,672 shares
 Use of proceeds........................................... For general corporate purposes, including
                                                            developing new
                                                            e-commerce channels,
                                                            expanding operations
                                                            internationally,
                                                            enhancing the value of
                                                            the Xoom.com brand,
                                                            potential acquisitions
                                                            and minority investments
                                                            and working capital.
 Nasdaq National Market symbol............................. XMCM

----------
(1) The following information is based on shares outstanding as of December 31, 1998. It excludes (A) 2,415,258 shares of common stock subject to outstanding options with a weighted average exercise price of $6.96 per share as of December 31, 1998; (B) 736,849 shares of common stock reserved for issuance under our stock option and stock purchase plans; (C) 3,468 shares of common stock issued to directors since December 31, 1998; and
    (D) 116,231 shares of common stock issued in conjunction with the exercise of warrants since December 31, 1998. It assumes the exercise of outstanding options to purchase 383,117 shares of common stock by the selling stockholders with a weighted average exercise price of $1.44. See "Capitalization," "Management--Benefit Plans" and Note 10 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                              PERIOD FROM
                                                APRIL 16       YEAR ENDED
                                             (INCEPTION) TO   DECEMBER 31,
                                              DECEMBER 31,  -----------------
                                                  1996       1997      1998
                                             -------------- -------  --------
                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                          DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue:
  E-commerce................................     $  --      $   327  $  5,582
  Advertising...............................        --           60     2,144
  License fees and other....................        --          454       592
                                                 ------     -------  --------
Total net revenue...........................        --          841     8,318
Gross profit................................        --          522     4,734
Loss from operations........................       (440)     (3,132)   (9,356)
Net loss....................................     $ (440)    $(3,132) $(10,798)
                                                 ======     =======  ========
Net loss per share--basic and diluted(1)....     $(0.89)    $ (0.64) $  (1.37)
Number of shares used in per share
 calculation--basic and diluted(1)..........        497       4,874     7,879

                                                           DECEMBER 31, 1998
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(2)
                                                         ------- --------------
                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....... $56,575    $183,826
Working capital.........................................  52,560     179,811
Total assets............................................  66,874     194,125
Long-term obligations, less current portion.............     528         528
Total stockholders' equity..............................  60,332     187,583

----------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.

(2) As Adjusted reflects (A) the exercise of outstanding options to purchase 383,117 shares of common stock with a weighted average exercise price of $1.44 by the selling stockholders and (B) receipt of the net proceeds from the sale of the 2,000,000 shares of common stock we are offering, after deducting the underwriting discount and estimated offering expenses, at an assumed public offering price of $67.00 per share. See "How We Intend to Use the Proceeds from the Offering" and "Capitalization."

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or that we currently think are immaterial may also impair our business operations.

   If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

We cannot assure you that we will be profitable because we have operated our business only for a short period of time

   Xoom.com was founded in April 1996 and has a limited operating history. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly those involved in e-commerce and the Internet. These risks include:

  . the level of use of the Internet and online services and consumer acceptance of the Internet and other online services, particularly direct e-mail marketing, for the purchase of consumer products such as those we offer;

  .  the lack of broad acceptance of the community model on the Internet;

  . our inability to generate significant e-commerce revenue or premium service revenue from our members;

  . our inability to maintain and increase levels of traffic on the Xoom.com Web site;

  .  our failure to continue to develop and extend the Xoom.com brand;

  .  our inability to attract or retain members;

  . our inability to meet minimum guaranteed impressions under advertising agreements;

  .  our failure to anticipate and adapt to a developing market;

  . our inability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

  . the failure of our server and networking systems to efficiently handle our Web traffic; and

  .  our inability to effectively manage rapidly expanding operations.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

   As of December 31, 1998, we had an accumulated deficit of $14.4 million. Although we have experienced growth in our net revenue, members, customers and reach in recent periods, these growth rates are not sustainable and will decrease in the future. To date, we have not been profitable on either a quarterly or an annual basis, and we expect to incur net losses for the foreseeable future. We expect our operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion, and, as a result, we will need to increase our revenue to become profitable. If our revenue does not grow as expected or increases in our expenses are not in line with forecasts, there could be a material adverse effect on our business, results of operations and financial condition.

The unpredictability of our quarter-to-quarter results could cause our stock price to be volatile or decline

   Our operating results have fluctuated in the past and will likely continue to do so in the future. Some of the factors that could cause our operating results to fluctuate are:

  . the level of demand for the services and products offered in our direct e-mail marketing and our ability to meet the demand in a timely manner;

  . consumers' receptiveness to e-commerce and to direct e-mail marketing in particular;

  .  developments relating to advertising on the Web;

  . timely deployment and expansion of our network and network architectures;

  . new services offered by our competitors that affect the level of traffic on our Web site and the continuing expansion of our membership base;

  . our ability to predict demand for products and services we offer and to optimize inventory levels accordingly;

  . marketing costs that we will need to incur in order to maintain and enhance the Xoom.com brand name;

  .  the loss of key business relationships;

  .  the mix of domestic and international sales;

  . the costs of acquiring technology or businesses and our ability to integrate them into our operations; and

  . economic conditions generally, as well as those specific to the Internet and related industries.

   To respond to these and other factors, we may need to make business decisions that could have a material adverse effect on our quarterly operating results.

   Our business fluctuates on a seasonal basis. Traffic on our site has historically been lower during the summer and year-end vacation and holiday periods when people tend to spend less time on the Internet. Advertising revenue also varies with the seasons. Typically, advertisers spend less during the first and third calendar quarters. Web-based commerce and advertising are relatively new, which means that new trends may develop that could affect the results of our operations.

   As a relatively new company, it is difficult for us to plan or anticipate our operating expenses based on our limited historical financial data. If our actual revenue is lower than predicted, we may be unable to adjust our operating expenses accordingly.

   A substantial portion of our net revenue is from short-term advertising contracts, usually one to two months in length. That means our quarterly net revenue is a function of the contracts we enter into within the quarter and our ability to adjust spending in light of any net revenue shortfalls. To date, our advertising revenue comes from a small group of customers whose composition periodically changes. For example, during the year ended December 31, 1998, our five largest advertisers accounted for approximately 35% of our total advertising revenue. As a result, the cancellation of even a small number of these advertising contracts could affect our operating results. Advertising revenue is also linked to the level of traffic on our Web site, so if traffic is less than the level expected by our advertising customers, our revenue from this source could be affected. We have guaranteed our advertisers a minimum number of impressions on our Web site. Reduced traffic on our Web site would cause us to fall short in meeting this minimum requirement and as a result we may give credits to our advertisers and reduce advertising rates, which would lead to a reduction in our revenue from advertising.

   The Internet has not been available for a sufficient period of time to gauge its effectiveness as an advertising medium when compared with traditional media. Notwithstanding, there is intense competition among sellers of advertising space on the Web. This makes it difficult to project pricing models or to anticipate whether we will be successful in selling advertising space and relying on advertising as a substantial source of revenue.

   Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, you should not view them as indicators of our future performance. If our operating results in any period fall below the expectations of securities analysts and investors, the market price of our shares would likely decline.

Because our business model is unproven and depends on maintaining and expanding our membership base, we do not know whether our business model will ultimately be viable and profitable

   Our business model relies on using our community platform and membership base to generate revenues from different sources. To be profitable, we will need to provide goods and services that are attractive to our members, advertisers and vendors. We have relied on member-generated content and the "grassroots" voluntary promotional efforts of our members to develop and maintain our profile as a community site. A decline in voluntary promotional activities by our members or member-generated content could make our Web site less attractive. We cannot be sure that Internet users will continue to be interested in communities on the Web, or that direct e-mail marketing will prove to be a profitable or effective method of selling goods and services.

   Our future success also depends on the continued growth in the use of the Internet and the Web. Use of the Internet for retail transactions is a recent development, and the continued demand and growth of a market for services and products via the Internet is uncertain. For the year ended December 31, 1998, e-commerce was the source of approximately 67% of our total net revenue. The Internet may ultimately prove not to be a viable commercial marketplace for a number of reasons, including:

  . unwillingness of consumers to shift their purchasing from traditional retailers to online purchases;

  . lack of acceptable security for data and concern for privacy of personal information;

  .  limitations on access and ease of use;

  .  congestion leading to delayed or extended response times;

  . inadequate development of Web infrastructure to keep pace with increased levels of use;

  .  increased or excessive government regulation; and

  .  problems regarding intellectual property ownership.

   Because of these factors, we do not know whether our business model will ultimately be viable and profitable.

Our international operations are subject to risks that could have a material adverse effect on our results of operations

   We market and sell our products in the United States and internationally. Approximately 25% of our net revenue during 1998 came from sales outside the United States. We plan to establish additional operations or form business partnerships in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require substantial management attention and financial resources. We cannot be certain that our investment in establishing operations in other countries will produce the desired levels of revenue. In addition, international operations are subject to other inherent risks and problems, including:

  .  the impact of recessions in economies outside the United States;

  .  greater difficulty in accounts receivable collections;

  .  unexpected changes in regulatory requirements;

  .  difficulties and costs of staffing and managing foreign operations;

  .  reduced protection for intellectual property rights in some countries;

  .  political and economic instability;

  .  the introduction of the euro;

  .  fluctuations in currency exchange rates; and

  . difficulty in maintaining effective communications due to distance and language and cultural barriers.

   Some or all of the above factors could have a material adverse effect on the results of our operations.

Any failure of our network infrastructure could have a material adverse effect on our results of operations

   Our success depends upon the capacity, reliability and security of our networking hardware and software infrastructure. We have developed an open standard hardware and software system that is designed for reliability. System architecture is based on a distributed model that is highly scalable, flexible and modular, emphasizing extensive automation and a high degree of redundancy that is designed to minimize single points of failure. The system integrates site management, network monitoring, quality assurance, transaction processing and fulfillment services. Currently, the system has 2.5 terabytes of unformatted disk space, supports over 25 million hits per day, has a peak bandwidth of over 90 megabits per second and transfers 350 megabytes of data each day.

   We must continue to expand and adapt our system infrastructure to keep pace with the increase in the number of our members who use the free services we provide. Demands on our infrastructure that exceed our current forecasts could result in technical difficulties with our Web site. Any system failure that interferes with the access to our Web site and the use of the free services we provide could diminish the level of traffic on our Web site. Continuing or repeated system failures could impair our reputation and brand name and reduce our commerce and advertising revenue. At present, we do not know if we will be able to scale our systems to handle a larger amount of traffic at higher transmission speeds. Expanding our network infrastructure will require substantial financial, operational and management resources in 1999 and future periods, all of which could affect the results of our operations.

   We developed our systems for maintaining our Web site, processing transactions and managing orders internally. If, in the future, we cannot modify these systems to accommodate increased traffic and an increased volume of transactions and orders, we could suffer slower response time, problems with customer service and delays in reporting accurate financial information. Any of these factors could significantly and adversely impact the results of our operations.

   We use network servers that are housed separately by application at Exodus Communications, Inc. in Santa Clara, California and Frontier Global Center in Sunnyvale, California. Our site is connected to the Internet via multiple DS-3 and OC-3 links on a 24 hour-a-day, seven days per week basis by Exodus and Frontier Global Center. Exodus and Frontier Global Center also provide and manage power and environmentals for our networking and server equipment. We manage and monitor our servers and network remotely from our headquarters in San Francisco, California. We strive to rapidly develop and deploy high-quality tools and features into our system without interruption or degradation in service.

   Although the agreements we have with our hosting companies give us remedies for service interruptions, we cannot guarantee that:

  .  we will have uninterrupted access to the Internet;

  .  our members will be able to reach our Web site; or

  .  communications via our Web site will be secure.

   Any disruption in the Internet access provided by Exodus or Frontier Global Center, or any interruption in the service that Exodus or Frontier Global Center receives from other providers, or any failure of Exodus or

Frontier Global Center to handle higher volumes of Internet users to the Xoom.com site could have a material adverse effect on our business, results of operations and financial condition.

   Despite precautions taken by us and by the companies that host our Web site, our system is susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and sabotage. Our system is also vulnerable to disruptions from computer viruses and attempts by hackers to penetrate our network security. Hackers have succeeded in penetrating our network security in the past, and we expect such attempts to continue from time to time.

   We are covered for loss of income from some of the events listed above by a $1.0 million insurance policy, but this insurance may not be adequate to cover all instances of system failure. We have insurance coverage of $1.25 million against loss of income due to earthquakes, but this amount may be insufficient, especially given the frequency of earthquakes in Northern California.

   Any of the events listed above could cause us interference, delays, or service interruptions and adversely affect our business and results of operations.

Breaches of our network security could also disrupt the operation of our Web site and jeopardize the security of confidential information stored in our servers

   Our system is also vulnerable to disruptions from computer viruses and attempts by hackers to penetrate our network security. Hackers have succeeded in penetrating our network security in the past, and we expect such attempts to continue from time to time. We may need to devote substantial capital and resources to protect against the threat of unauthorized penetration of our network security. Breaches of our network security could also disrupt the operation of our Web site and jeopardize the security of confidential information stored in our servers. The occurrence of any of the events listed above could cause us to lose members and also expose us to liability and result in litigation, all of which could have an adverse effect on our operations.

We depend on our vendors and suppliers

   We rely on other companies for critical aspects of our business. Banta Corporation is primarily responsible for fulfilling orders for products and services sold via our Web site and in response to direct e-mail marketing. Substantially all of our revenue from e-commerce comes from these sales. We do not have a written agreement with Banta. If our relationship with Banta were to terminate without sufficient advance notice, our operations would be negatively affected, even if we were able to establish a relationship with a comparable vendor to fulfill orders. An unanticipated termination of our relationship with Banta would be particularly damaging during the fourth calendar quarter, in which a high percentage of our annual sales are made. We would also be affected by problems experienced by Banta, such as insufficient capacity and damage from human error, sabotage, fire, flood, power loss and other similar man-made or natural disasters. The success of our specific e-mail direct e-commerce campaigns depends on the timely supply of inventory by the manufacturers and suppliers of the products we offer for sale to our members. In particular, we rely on Logic General, Inc. for all of our CD-ROM products, DVDs and DVD-ROMs that contain software, clip art and classic movies. The failure of Logic General or other suppliers on whom we depend would adversely affect the results of our operations.

Imposition of new taxes or fees by the Federal government of the United States or by foreign governments on Internet transactions or on the use of the Internet as a means of communication could also adversely affect us

   We do not currently collect sales or similar taxes for goods that we ship into states other than California and New York. Imposition of sales or other similar taxes on our sales of merchandise by states or countries where we ship goods could have a material adverse effect on our results of operations. Imposition of new taxes or fees by the Federal government of the United States or by foreign governments on Internet transactions or on the use of the Internet as a means of communication could also adversely affect us.

Difficulties we may encounter dealing with our growth and expansion could adversely affect the results of our operations

   Our rapid rate of growth places a significant strain on our resources due to:

  . the need to manage relationships with various strategic partners, technology licensors, members, advertisers, and other third parties;

  . difficulties in hiring and retaining skilled personnel necessary to support our business;

  .  the need to train and manage our growing employee base; and

  . pressures for the continued development of our financial and information management systems.

   Difficulties we may encounter dealing successfully with the above risks relating to our rapid growth could adversely affect the results of our operations.

The loss of key personnel, or the inability to attract and retain additional, qualified personnel, could have a material adverse effect on our results of operations

   Our success depends to a significant degree upon the continued contributions of our executive management team, most of whom have worked together only for a short time. We do not carry key man life insurance on the lives of any of our employees, including senior management. Our success will also depend upon the continued service of our senior management team as well as technical, marketing and sales personnel. Competition for qualified employees is intense. Our employees may voluntarily terminate their employment with us at any time. Our success also depends upon our ability to attract and retain additional highly qualified management, technical, sales and marketing and customer support personnel. Locating personnel with the combination of skills and attributes required to carry out our strategy is often a lengthy process. The loss of key personnel, or the inability to attract and retain additional, qualified personnel, could have a material adverse effect on our results of operations.

The results of our operations could be adversely affected if our investment of financial and other resources in promoting our brand does not generate a corresponding increase in net revenue, or if the expense of promoting our brand name becomes excessive

   As the number of Internet sites grow, brand recognition will play an increasingly important role. Establishing and promoting the Xoom.com brand in the face of pressures from our competitors will be critical to developing our member base and strategic and commercial relationships. We will be required to continue to devote substantial financial and other resources to maintaining the distinctiveness of our brand to our members, advertisers and commerce partners through:

  .  Web advertising and marketing;

  . traditional media advertising campaigns in print, radio, billboards and television; and

  .  providing a high quality community experience.

   The results of our operations could be adversely affected if our investment of financial and other resources in promoting our brand does not generate a corresponding increase in net revenue, or if the expense of promoting our brand name becomes excessive. Changes in the quality and type of services we offer and the character of our company as perceived by our members could make our Web site less attractive to our members, advertisers, and strategic partners, all of which would have a material adverse effect on the results of our operations.

If we are unable to integrate new technologies and standards effectively, the results of our operations could be adversely affected

   Our ability to remain competitive in our area of business will depend, in part, on our ability to:

  . enhance and improve the responsiveness, functionality and features of our Web site;

  .  continue to develop our technical expertise;

  . develop and introduce new services and technology to meet changing customer needs and preferences;

  . influence and respond to emerging industry standards and other technological changes in a timely and cost effective manner; and

  .  license leading technologies useful in our business.

   We cannot assure you that we will be successful in responding to the above technological and industry challenges in a timely and cost-effective way. If we are unable to integrate new technologies and standards effectively, there could be an adverse effect on our results of our operations.

Privacy concerns, government regulation and legal uncertainties could have an adverse effect on our business and results of operations

   Laws and regulations that apply directly to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws that govern intellectual property, privacy, libel and taxation apply to the Internet. The development of laws governing these areas may decrease the growth in the use of the Internet, which could adversely impact our business. In addition, the growth and development of the e-commerce market may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

   The Federal Communications Commission ("FCC") is currently reviewing its regulatory positions on data transmissions over telecommunications networks and could seek to impose some form of telecommunications carrier regulation on telecommunications functions of information services. State public utility commissions generally have declined to regulate information services, although the public service commissions of some states continue to review potential regulation of such services. Future regulation or regulatory changes could have an adverse effect on our business and results of operations.

Our failure to attract advertising revenue in quantities and at rates that are satisfactory to us could have a material adverse effect on our business, results of operations and financial condition

   We have derived a material portion of our net revenue to date from the sale of advertisements, including banner advertising revenue. For the year ended December 31, 1998, advertising revenue represented 26% of our total net revenue. During the same period, our five largest advertising customers accounted for approximately 35% of advertising revenue (approximately 9% of total net revenue). We intend to continue to rely on advertising as a significant source of revenue.

   It is uncertain whether Web advertising will continue to grow at a rate that will support expansion in our net revenue. The Internet as a marketing and advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional media. Many of our suppliers and advertisers have only limited experience with the Web as a sales and advertising medium. Advertisers have not yet devoted a significant portion of their advertising budgets to Web-based advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. For 1997, advertising on the Web represented less than 0.5% of overall advertising revenue in the United States according to industry sources.

   It is also possible that in the future certain Internet access providers will act to block or limit the use of e-mail direct e-commerce solicitations, whether at their own behest or at the request of users. Members may also choose not to receive our e-mail offerings or may fail to respond to such offerings. Moreover, "filter" software programs that limit or remove advertising from a Web user's desktop are available. If these programs become popular, there could be a material adverse effect upon the viability of advertising on the Web and on our business, results of operations and financial condition.

Any increase in competition could adversely affect our ability to maintain or improve our position in the market relative to that of our competitors, which could have a material adverse effect on our business and results of operations

   The market for community-based direct selling channels on the Internet is new and rapidly evolving. Competition for members, consumers, visitors and advertisers is intense and is expected to increase over time. Barriers to entry are relatively low. Other companies that are primarily focused on creating Web-based communities on the Internet and with whom we compete are Tripod and WhoWhere, subsidiaries of Lycos, GeoCities, recently acquired by Yahoo!, and theglobe.com. We also face competition and compete for visitors and traffic with Web directories, search engines, shareware archives, content sites, online service providers, and traditional media companies such as ABC, America Online, CBS, CNET, Excite, Infoseek, Lycos, NBC, Netscape, Microsoft, Time Warner and Yahoo!.

   We also expect intense competition in the e-commerce market from an ever increasing number of companies selling goods and services over the Internet, particularly goods and services that relate to the use of computers. These competitors include:

  . traditional computer retailers including CompUSA and Micro Electronics's MicroCenter;

  . various mail-order retailers including CDW Computer Centers, Micro Warehouse, Insight Enterprises, Inc., PC Connection, Inc. and Creative Computers;

  . Internet-focused retailers including Amazon.com, Egghead's Egghead.com, software.net, and New England Circuit Sales' NECX Direct;

  . manufacturers that sell directly over the Internet including Dell Computer, Gateway 2000, Apple Computer and many software companies;

  . a number of online service providers including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers;

  . some non-computer retailers such as Wal-Mart Stores that sell a limited selection of computer products in their stores; and

  . computer products distributors that may develop direct sales channels to the consumer market.

   Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we could otherwise establish or obtain, and thus could have a material adverse effect on our business, prospects, financial condition and results of operations.

   Many of our competitors have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. In addition, substantially all of our current advertising customers and strategic partners also have established collaborative relationships with some of our competitors or other high-traffic Web sites. Our advertising customers might also conclude that other Internet businesses, such as search engines, commercial online services and sites that offer professional editorial content, are more effective sites for advertising. Moreover, we may be unable to maintain the high level of traffic on our Web site or our member base, which would make our site less attractive than those of our competitors. Any of these factors could adversely affect our ability to maintain or improve our position in the market relative to that of our competitors.

Our inability to protect our intellectual property rights could have a material adverse effect on our business and financial condition

   We view our technology as proprietary and try to protect it under existing United States and international laws relating to protection of intellectual property. We have also developed internal procedures to control access and dissemination of our proprietary information. Despite our precautions, third parties may succeed in misappropriating our intellectual property or independently developing similar intellectual property. Protecting our intellectual property against infringement could result in substantial legal and other costs and could divert our limited management resources and attention. This could adversely impact our business and the results of our operations.

   Some of the technology incorporated in our Web site is based on technology licensed from third parties. As we continue to introduce new services, we may need to license additional technology. If we are unable to timely license needed technology on commercially reasonable terms, we could experience delays and reductions in the quality of our services, all of which could adversely affect our business and results of operations. Our reputation and the value of our proprietary information could also be adversely affected by actions of third parties to whom we license our proprietary information and intellectual property. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to such intellectual property. We cannot assure you, however, that we could obtain licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business and results of operations.

   Although we do not believe we infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert claims against us in the future. From time to time, we have been subject to claims of alleged infringement of intellectual property rights of others on the basis of our actions and the content generated by our members. These categories of claims, whether or not meritorious, could result in litigation and become a drain on our management and financial resources. If successful, claims of this nature could subject us to liability, injunctive relief restricting our use of intellectual property important to our operations, and could ultimately cause us to lose rights to some of our intellectual property. Any of these events could have a material adverse effect on our business and results of operations.

We could be subject to liability for online content that may not be covered by our insurance

   The nature and breadth of information disseminated on our Web site and through the sites of our members could expose us to liability in various areas, including claims relating to:

  .  product information and reviews we offer;

  . the content and publication of various materials based on defamation, libel, negligence, personal injury and other legal theories;

  . copyright or trademark infringement and wrongful action due to the actions of third parties;

  . use of third party content made available through our Web site or through content and material posted by members on their home pages or in chat rooms and bulletin boards; and

  . damages arising from the use or misuse of the free e-mail services we offer.

   Claims of these kinds against us would result in our incurring substantial costs and would also be a drain on our financial and other resources. If there were a sufficient number or severity of claims of this nature, we would need to implement measures to reduce our exposure and potential liability. In addition to being a drain on our resources, this may also require taking measure that could make our services less attractive to our members and visitors. This in turn could reduce traffic on our Web site, negatively impact our member base, and reduce our revenue from e-commerce and advertising. We carry general liability insurance in the aggregate amount of $2.0 million and umbrella coverage in an aggregate amount of $5.0 million. This coverage may be insufficient to cover expenses and losses arising in connection with any claims against us. To the extent our insurance coverage does not cover liability or expenses we incur, our business and results of operations would be adversely affected.

We could face liability from legal proceedings that could adversely affect our business and results of operations

   We are litigating a dispute with Imageline, Inc., which claims to own the copyright in certain clip art images licensed to us by Sprint Software Pty Ltd, an unrelated third party. Some of the disputed images were included in versions of our Web Clip Empire CD-ROM product licensed by us to third parties, including other software clip publishers. The images licensed from Sprint Software generated less than 1.0% of our total net revenue in 1998, and since September 30, 1998, we have not received any net revenue for images licensed from Sprint Software.

   To resolve this matter, we filed a lawsuit against Imageline in August 1998 in the United States District Court for the Eastern District of Virginia. We asked for a declaration with respect to Imageline's allegations of copyright infringement regarding the clip art images. In September 1998, Imageline filed a counterclaim, which they amended in January 1999, seeking up to $60 million in damages. In March 1999, the parties completed the discovery process and filed separate motions for partial summary judgment. The lawsuit is scheduled for trial on April 13, 1999.

   We believe that the claims asserted in Imageline's counterclaim are without merit and continue to defend against them vigorously. As part of the lawsuit, we are seeking to enforce our right to indemnification under our license agreement with Sprint Software for any damages that may be imposed on us, although we do not know whether Sprint Software will be able to fulfill its indemnity obligations. Depending on the outcome of the litigation, we may also need to indemnify third parties for damages in connection with the use of the Imageline images. An unfavorable outcome in this litigation could adversely affect our business and results of operations.

   Zoom Telephonics, Inc. filed a lawsuit against us in September 1998 in the United States District Court for the District of Massachusetts alleging trademark infringement and related statutory violations. We were not served with Zoom Telephonics' complaint until January 1999. Zoom Telephonics has demanded that we stop using the XOOM trademark and has asked for an unspecified amount of money damages. We responded to the complaint in February 1999. We believe that the claims asserted by Zoom Telephonics are without merit and intend to defend against them vigorously. We cannot assure you, however, that the results of this litigation will be favorable to us. An adverse result of the litigation could have a material adverse effect on our business and results of operations, particularly if the litigation forces us to make substantial changes to our name and trademark usage. Any name change could result in confusion to consumers and investors, which could adversely affect the results of our operations and the market price of our common stock.

If we are unable to successfully integrate future acquisitions into our operation, there could be an adverse effect on our business and results of operations

   Acquiring complementary businesses, products and technologies is an integral part of our business strategy. Some of the risks attendant to this acquisition strategy are:

  . difficulties and expenses of integrating the operations and personnel of acquired companies into our operations while preserving the goodwill of the acquired entity;

  . the additional financial resources that may be needed to fund the operations of acquired companies;

  .  the potential disruption of our business;

  . our management's ability to maximize our financial and strategic position by incorporating acquired technology or businesses;

  . the difficulty of maintaining uniform standards, controls, procedures and policies;

  .  the potential loss of key employees of acquired companies;

  . the impairment of relationships with employees and customers as a result of changes in management; and

  . increasing competition with other entities for desirable acquisition targets.

   Any of the above risks could prevent us from realizing significant benefits from our acquisitions. In addition, the issuance of our common stock in acquisitions will dilute our stockholder interests in our company, while the use of cash will deplete our cash reserves. Finally, if we are unable to account for our acquisitions under the "pooling of interests" method of accounting, we may incur significant, one-time write-offs and amortization charges. These write-offs and charges could decrease our future earnings or increase our future losses. Due to all of the foregoing, implementing our acquisition strategy may have a material adverse effect on our business and results of operations.

If our capital is insufficient to promote our business, and if we cannot obtain needed financing, we will be unable to promote our brand name, exploit acquisition opportunities and otherwise maintain our position relative to that of our competitors

   We believe that the proceeds from our initial public offering, together with the proceeds from this offering, will be sufficient to support our operations for the next 12 months. Notwithstanding, we may need to raise additional funds to maintain and develop our position in the marketplace. It may be difficult or impossible for us to obtain financing on favorable terms. Raising funds by issuing equity securities or convertible debt securities will dilute the percentage ownership of our current stockholders. Also, new securities we may issue may have rights senior to the rights of our common stock. If we cannot obtain needed financing, we will be unable to promote our brand name, exploit acquisition opportunities and otherwise maintain our position relative to that of our competitors.

If important strategic relationships are discontinued for any reason, there would be a material adverse effect on our business and financial condition

   Although our strategic relationships are a key factor in our overall business strategy, our strategic partners may not view their relationships with us as significant to their own business. There is a risk that parties with whom we have strategic alliance agreements may not perform their obligations as agreed. Our arrangements with strategic partners generally do not establish minimum performance requirements but instead rely on the voluntary efforts of our partners. In addition, most of our agreements with strategic partners may be terminated by either party with little notice. If important strategic relationships are discontinued for any reason, our business and results of operations may be adversely affected.

Year 2000 issues could negatively affect our business

   Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

   We have conducted an internal review of software systems which we use for site management, network monitoring, quality assurance, transaction processing and fulfillment services. Because we developed these software systems internally, beginning at inception in 1996 when the Year 2000 problem already had some visibility, we were largely able to anticipate four digit requirements. In conjunction with ongoing reviews of our own products and services, we are also reviewing our computer infrastructure, including network equipment and servers. We do not anticipate material problems with network equipment, as our current configuration was installed within the last three years. Similarly, we purchased most of our servers in 1997 and 1998. With this relatively current equipment, we do not anticipate material Year 2000 compliance problems, and we will replace any servers that we cannot update either in the normal replacement cycle or on an accelerated basis. We have also internally standardized our personal computers on Windows NT 4.0, using reasonably current service packs, which we are advised by our vendor are Year 2000 compliant. We use multiple software systems for internal business purposes, including accounting, e-mail, development, human resources, customer service and support and sales tracking systems. All of these applications have been purchased within the last three years.

   We have made inquiries of vendors of systems we believe to be mission critical to our business regarding their Year 2000 readiness. Although we have received various assurances, we have not received affirmative documentation of Year 2000 compliance from any of these vendors and we have not performed any operational tests on our internal systems. We generally do not have contractual rights with third party providers should their equipment or software fail due to Year 2000 issues. If this third party equipment or software does not operate properly with regard to Year 2000, we may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware and software. We have not determined the state of compliance of certain third-party suppliers of services such as warehousing and fulfillment services, phone companies, long distance carriers, financial institutions and electric companies, the failure of any one of which could severely disrupt our ability to carry on our business.

   We anticipate that our review of Year 2000 issues and any remediation efforts will continue throughout calendar 1999. The costs incurred to date to remediate our Year 2000 issues have not been material. If any Year 2000 issues are uncovered with respect to these systems or our other internal systems, we believe that we will be able to resolve these problems without material difficulty, as replacement systems are available on commercially reasonable terms. We presently estimate that the total remaining cost of addressing Year 2000 issues will not exceed $150,000. We derived these estimates using a number of assumptions, including the assumption that we have already identified our most significant Year 2000 issues. However, these assumptions may not be accurate, and actual results could differ materially from those anticipated. In view of our Year 2000 review and remediation efforts to date, the recent development of our products and services, the recent installation of our networking equipment and servers, and the limited activities that remain to be completed, we do not consider contingency planning to be necessary at this time.

   Our applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our systems or the systems that operate in conjunction with it experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software and systems could result in delay or loss of revenue, interruption of services, cancellation of contracts and memberships, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operations. The most likely worst case scenario is that the Internet fails and we are unable to offer any services on our community site or make any of our direct e-commerce offerings.

Our stock price has been and may continue to be volatile

   The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including:

  .  actual or anticipated variations in quarterly operating results;

  .  announcements of technological innovations;

  .  new products or services offered by us or our competitors;

  .  changes in financial estimates by securities analysts;

  .  conditions or trends in the e-commerce market;

  . our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  sales of common stock; and

  .  other events or factors that may be beyond our control.

   In addition, the Nasdaq National Market, where most publicly held Internet companies are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The trading prices of many Internet companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustainable. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. Litigation like this, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Anti-takeover provisions in our charter documents could negatively impact our stockholders

   Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock without need for stockholder approval. The board may also determine the economic and voting rights, of this preferred stock. The holders of our common stock could be adversely affected by the issuance of preferred stock. Issuance of preferred stock could impede or prevent transactions that would cause a change in control of our company. This might discourage bids for our common stock at a premium over the market price of our common stock and adversely affect the trading price of our common stock. We have no current plans to issue shares of preferred stock. In addition, other provisions in our charter documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

The sale of shares eligible for future sale in the open market could depress our stock price

   If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate.

   Upon completion of the offering, we will have outstanding 16,082,672 shares of common stock, based on shares outstanding as of December 31, 1998 and assuming the exercise of options to purchase 383,117 shares of common stock by the selling stockholders. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless they are held by "affiliates" as defined under the Securities Act. In addition, the 4,600,000 shares sold in our initial public offering in December 1998 and 5,000 shares released from the lock-up agreements executed by our stockholders in connection with the initial public offering are freely tradeable.

   We sold the remaining 7,477,672 outstanding shares in reliance on exemptions from the registration requirements of the Securities Act and therefore these are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. In connection with our initial public offering, our Directors, officers, stockholders and holders of options to purchase common stock agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of the initial public offering. This period will expire on June 8, 1999. Bear, Stearns & Co. Inc. may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. Subject to the provisions of Rules 144, 144(k) and 701, 7,477,672 shares will be eligible for sale on June 8, 1999 upon the expiration of the lock-up agreements.

   In February 1999, we filed Form S-8 registration statements under the Securities Act to register all shares of common stock issuable pursuant to outstanding options and all shares of common stock reserved for issuance under our Stock Incentive Plan and Stock Purchase Plan. These registration statements became effective immediately upon filing, and shares covered by those registration statements are therefore eligible for sale in the public markets, subject to options becoming exercisable, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. As of December 31, 1998, assuming the exercise of options to purchase 383,117 shares of common stock by the selling stockholders, there were outstanding options to purchase up to 2,415,258 shares of common stock that will be eligible for sale in the public market following the offering from time to time subject to becoming exercisable and the expiration of the lock-up agreements, and an additional 736,849 shares of common stock were reserved for issuance under the Stock Incentive Plan and the Stock Purchase Plan.

Our management can spend most of the proceeds from this offering in ways with which stockholders might not agree

   Our management can spend most of the proceeds from this offering in ways with which the stockholders might not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "How We Intend to Use the Proceeds from the Offering."

A number of our stockholders are selling shares in this offering and will realize substantial gains on sales of those shares

   A number of our stockholders are selling shares in this offering. The average price per share paid by these stockholders is $1.19. Based on an assumed public offering price of $67.00 per share, the average realized gain per share to these stockholders will be approximately $65.81.

As a new investor, you will experience immediate and substantial dilution

   Investors purchasing shares of common stock in the offering will incur immediate and substantial dilution in net tangible book value per share of the common stock from the offering price of $55.68 per share. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution. See "Dilution."

The forward looking statements we make in this prospectus might prove inaccurate, resulting in a material difference between our actual results, levels of activity, performance or achievements and those the forward looking statements express or forecast

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

   The net proceeds to us from the sale of the 2,000,000 shares of common stock we are offering are estimated to be $126,700,000 (approximately $164,890,000 if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $67.00 per share, after deducting the estimated underwriting discount and offering expenses. We will not receive any proceeds from the sale of the shares that the selling stockholders are selling.

   We expect to use the net proceeds for general corporate purposes, including developing new e-commerce channels, expanding operations internationally, enhancing the value of the Xoom.com brand, making potential acquisitions or minority investments and for working capital. The amounts we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under "Risk Factors." In the ordinary course of business, we evaluate potential acquisitions of businesses, technologies and product offerings or minority investments in businesses. However, we have no current agreements or commitments with respect to any such acquisitions or investments. Pending use of the net proceeds, we intend to invest them in short-term, interest-bearing, investment grade securities. Therefore, we will have broad discretion in the way we use the net proceeds. See "Risk Factors--If we are unable to successfully integrate future acquisitions into our operation, there could be an adverse effect on our business and results of operations" and "-- Our management can spend most of the proceeds from this offering in ways with which stockholders might not agree."

                                DIVIDEND POLICY

   We have not declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain our earnings, if any, for use in our growth and ongoing operations.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been traded on the Nasdaq National Market under the symbol "XMCM" since our initial public offering on December 9, 1998. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq National Market:

                                                                  High     Low
                                                                 ------- -------
   Fiscal Year Ended December 31, 1998:
     Fourth Quarter (from December 9, 1998)..................... $45 1/8 $21 1/8
   Fiscal Year Ended December 31, 1999:
     First Quarter (through March 12, 1999)..................... $77     $28 1/4

   On March 12, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $67.00 per share. As of March 11, 1999, we estimated that there were approximately 238 holders of record and over 16,402 beneficial owners of the common stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1998
(A) on an actual basis and (B) on an as adjusted basis to reflect the sale of the 2,000,000 shares of common stock we are offering at an assumed public offering price of $67.00 per share, after deducting the underwriting discount and estimated offering expenses and the application of the net proceeds therefrom.

                                                           December 31, 1998
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands,
                                                           except share data)
Current portion of notes payable......................... $  1,276   $  1,276
Current portion of capital lease obligation..............       37         37
                                                          --------   --------
                                                          $  1,313   $  1,313
                                                          ========   ========
Long-term obligations, less current portion.............. $    528   $    528
Stockholders' equity:
  Preferred Stock, $0.0001 par value; 5,000,000 shares
   authorized, actual and as adjusted; no shares issued
   and outstanding, actual and as adjusted...............      --         --
  Common Stock, $0.0001 par value; 40,000,000 shares
   authorized, actual and as adjusted; 13,699,555 shares
   issued and outstanding, actual; 16,082,672 shares
   issued and outstanding, as adjusted(1)................   75,605    202,856
  Deferred compensation..................................     (904)      (904)
  Accumulated deficit....................................  (14,369)   (14,369)
                                                          --------   --------
    Total stockholders' equity...........................   60,332    187,583
                                                          --------   --------
Total capitalization..................................... $ 60,860   $188,111
                                                          ========   ========

----------
(1) The following information is based on shares outstanding as of December 31, 1998. It excludes (A) 2,798,375 shares of common stock subject to outstanding options with a weighted average exercise price of $6.20 per share as of December 31, 1998; (B) 736,849 shares of common stock reserved for issuance under our stock option and stock purchase plans; (C) 3,468 shares of common stock issued to directors since December 31, 1998; and (D) 116,231 shares issued in conjunction with the exercise of options and warrants since December 31, 1998. As adjusted assumes the exercise of outstanding options to purchase 383,117 shares of common stock by the selling stockholders with a weighted average exercise price of $1.44. See "Management--Benefit Plans" and Note 10 of Notes to Consolidated Financial Statements.

                                    DILUTION

   Our actual net tangible book value as of December 31, 1998 was approximately $54.8 million, or $4.00 per share. Actual net tangible book value per share represents the amount of total actual tangible assets less total actual liabilities, divided by the shares of common stock outstanding as of December 31, 1998. After giving effect to (A) the exercise of outstanding options by selling stockholders to purchase 383,117 shares of common stock with a weighted average exercise price of $1.44 per share and (B) the sale of the 2,000,000 shares of common stock we are offering (after deducting the underwriting discount and estimated offering expenses and assuming a public offering price of $67.00 per share), our adjusted net tangible book value as of December 31, 1998 would have been $182.1 million, or $11.32 per share. This represents an immediate increase in as adjusted net tangible book value of $7.32 per share to existing stockholders and an immediate dilution of $55.68 per share to new investors. The following table illustrates this per share dilution:

   Assumed public offering price per share.......................       $67.00
   Actual net tangible book value per share as of December 31,
    1998......................................................... $4.00
   Increase per share attributable to new investors..............  7.32
                                                                  -----
   As adjusted net tangible book value per share after the
    offering.....................................................        11.32
                                                                        ------
   Dilution per share to new investors...........................       $55.68
                                                                        ======

   The following table sets forth, as of December 31, 1998, the difference between existing stockholders and the new investors (before deducting the underwriting discount and estimated offering expenses) with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid:

                             Shares Purchased   Total Consideration
                            ------------------  --------------------  Average Price
                              Number   Percent     Amount    Percent    Per Share
                            ---------- -------  ------------ -------  -------------
   Existing stockholders... 13,699,555   87.3%  $ 76,256,136   36.3%     $ 5.57
   New investors...........  2,000,000   12.7%  $134,000,000   63.7%      67.00
                            ---------- ------   ------------ ------
   Total................... 15,699,555 100.00%  $210,256,136 100.00%
                            ========== ======   ============ ======

   The foregoing discussion and tables exclude (A) the exercise of 2,415,258 stock options with a weighted average exercise price of $6.96 outstanding as of December 31, 1998; (B) 736,849 shares of common stock reserved for issuance under our stock option and stock purchase plans; (C) 3,468 shares of common stock issued to directors since December 31, 1998; and (D) 116,231 shares of common stock issued in conjunction with the exercise of warrants since December 31, 1998. They assume (A) the exercise of outstanding options by selling stockholders to purchase 383,117 shares of common stock with a weighted average exercise price of $1.44 per share and (B) and the sale of 2,000,000 shares of common stock we are offering. Assuming the exercise of the remaining 2,415,258 outstanding options, the as adjusted net tangible book value per share after the offering would be $10.75, and the dilution per share to new investors would be $56.25. See "Risk Factors--As a new investor, you will experience immediate and substantial dilution," "Capitalization," "Management--Benefit Plans" and
Note 10 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data in conjunction with the Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" beginning on page 25 of this prospectus. The selected historical consolidated statements of operations data presented below for the period from April 16, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998 and the selected historical consolidated balance sheet data at December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus.

                                              PERIOD FROM        YEAR ENDED
                                            APRIL 16, 1996      DECEMBER 31,
                                          (INCEPTION) THROUGH -----------------
                                           DECEMBER 31, 1996   1997      1998
                                          ------------------- -------  --------
                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                         DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Net revenue:
  E-commerce............................        $  --         $   327  $  5,582
  Advertising...........................           --              60     2,144
  License fees and other................           --             454       592
                                                ------        -------  --------
   Total net revenue....................           --             841     8,318
Cost of net revenue:
  Cost of e-commerce....................           --             171     3,542
  Cost of license fees and other........           --             148        42
                                                ------        -------  --------
   Total cost of net revenue............           --             319     3,584
                                                ------        -------  --------
Gross profit............................           --             522     4,734
Operating expenses:
  Operating and development.............           266          1,150     3,841
  Sales and marketing...................            24            292     2,834
  General and administrative............           150            721     3,366
  Purchased in-process research and
   development..........................           --             --        790
  Amortization of deferred
   compensation.........................           --             248     1,416
  Amortization of intangible assets.....           --             --      1,843
  Non-recurring charges.................           --           1,243       --
                                                ------        -------  --------
   Total operating expenses.............           440          3,654    14,090
                                                ------        -------  --------
   Loss from operations.................          (440)        (3,132)   (9,356)
Interest income, net....................           --             --         52
Interest expense related to warrant.....           --             --     (1,494)
                                                ------        -------  --------
Net loss................................        $ (440)       $(3,132) $(10,798)
                                                ======        =======  ========
Basic and diluted net loss per
 share(1)...............................        $(0.89)       $ (0.64) $  (1.37)
                                                ======        =======  ========
Number of shares used in per share
 calculation--basic and diluted(1)......           497          4,874     7,879

                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments............. $     6  $56,575
Working capital (deficit).....................................  (1,400)  52,560
Total assets..................................................     782   66,874
Long-term obligations, less current portion...................     --       528
Total stockholders' equity (deficit)..........................    (873)  60,332

----------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The results shown in this prospectus do not necessarily indicate the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

   Xoom.com is one of the fastest growing direct e-commerce companies on the Internet. We attract members to our community site with a variety of free services, including homepages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters and online greeting cards. Our members can also join topical communities where they can exchange ideas and information. Members may also enter specialized forums such as Investor Place, Women's Circle or Health & Fitness, where they can gain access to professional content and special product and service offers available only on our Web site. Upon registration, members agree to receive periodic offers of products and services via e-mail. These competitively priced and continuously updated offers include computer software, computer accessories and peripherals, consumer electronics, clip art on CD-ROM and collectible items. In addition, we offer services such as a travel club, long distance telephone services and a DVD club. Our new offerings will include services such as home and auto insurance, wireless telecommunications services and membership clubs, and products such as magazine subscriptions, appliances, games, photography supplies and gardening tools, among others. We believe that our rapidly growing base of self-qualified members provides us with highly attractive e-commerce opportunities. In addition, we believe that our high levels of traffic and the number of unique users that visit our site or affiliated sites on which we offer services on a monthly basis, often referred to as reach, present an attractive platform for advertising.

   We were incorporated in April 1996 and commenced offering products for sale on our Web site in March 1997. From inception through December 1996, we had no sales and our operating activities related primarily to developing necessary computer infrastructure, recruiting personnel, raising capital and initial planning and development of the Xoom.com site. For the period beginning with the operation of the Xoom.com site through December 31, 1997, we continued these activities and focused on building sales momentum, establishing relationships with manufacturers, marketing the Xoom.com brand and establishing customer service and fulfillment operations.

   We generate net revenue from e-commerce, primarily through the use of direct e-mail marketing, licensing and the sale of advertising on our Web site. Total net revenue was $8.3 million and $841,000 for the years ended December 31, 1998 and 1997, respectively. The increase in total net revenue was primarily due to the growth of our member base, which resulted in increases in e-commerce revenue, increased Web-based advertising revenue and, to a lesser extent, an increase in license and other fees. Cost of net revenue increased substantially in absolute dollars, reflecting our increased sales volume. As we have grown, our operating expenses in absolute dollars have increased. We expect that the dollar amount of our operating expenses will continue to increase as a result of acquisitions, sales and marketing efforts, increased funding of site development, branding of the Xoom.com name and expansion of technology, operating infrastructure and general and administrative staff needed to support our growth.

   From inception through December 31, 1998, we generated total net revenue of approximately $9.2 million. Over the last year, quarterly net revenue increased from approximately $420,000 to $3.5 million. Since January 1998, the number of members has grown from 100,000 to 6.6 million as of March 15, 1999.

   As of December 31, 1998, we had an accumulated deficit of $14.4 million. Although we have experienced growth in net revenue, members, customers and reach in recent periods, these growth rates are not sustainable. These growth rates will decrease and are not indicative of future growth rates that we may experience.

   We have not achieved profitability on a quarterly or annual basis to date, and anticipate that we will incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount and rates of growth in our net revenue from e-commerce and advertising. We expect our operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion. As a result, we will need to increase our quarterly net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. Our business, results of operations and financial condition will be materially and adversely affected if:

  .  net revenue does not grow at anticipated rates;

  . increases in operating expenses are not offset by commensurate increases in net revenue; or

  . we are unable to adjust operating expense levels in light of net revenue.

   Our operating losses might increase in the future, and we cannot guarantee that we will ever achieve or sustain profitability. See "Risk Factors--We cannot assure you that we will be profitable because we have operated our business only for a short period of time."

   To date, we have entered into business and technology acquisitions, license arrangements and strategic alliances in order to build our communities, provide community-specific content, generate additional traffic, increase the number of members and establish additional sources of net revenue. In March 1998, we acquired Paralogic, a chat service, for a purchase price of approximately $3.0 million (consisting of 682,410 shares of our common stock with a fair value of $2.31 per share, $1.4 million of debt, and $61,000 of acquisition costs). We also acquired Sitemail, an HTML-based e-mail product, through our purchases of Global Bridges and certain assets of Revolutionary Software in June 1998. Global Bridges, which we purchased for approximately $1.2 million (consisting of 215,018 shares of common stock with a weighted average fair value of $4.64 per share, $142,500 in cash, a note payable for $62,500 and approximately $23,000 of acquisition costs), owned the exclusive selling rights to Sitemail. Revolutionary Software, from which we purchased certain assets for approximately $1.7 million (consisting of 191,232 shares of common stock with a weighted average fair value of $6.28 per share, $272,500 in cash and a note payable for $262,500, along with certain earnout provisions), developed Sitemail and had licensed it to Global Bridges. Also in June 1998, we purchased from ArcaMax an exclusive, perpetual license to use Greetings Online, an online greeting card service, for approximately $644,000 (consisting of 133,334 shares of common stock with a fair value of $3.33 per share, $20,000 in cash and a note payable for $180,000). Additionally, in July 1998, we acquired Pagecount, a Web page counter and guestbook service, for approximately $1.5 million (consisting of $200,000 in cash, a note payable for $1.2 million and approximately $60,000 of acquisition costs).

   During 1998, we expensed $790,000 for purchased in-process research and development and approximately $1.8 million for the amortization of goodwill and purchased technology. Because most Internet business acquisitions involve the purchase of significant amounts of intangible assets, acquisitions of such businesses also result in goodwill and purchased technology and significant charges for purchased in-process research and development.

   We intend to continue making acquisitions to increase online reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which we market our services. Acquisitions carry numerous risks and uncertainties, including:

  . difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;

  .  diversion of management's attention from other business concerns;

  . risks of entering geographic and business markets in which we have little or no prior experience; and

  .  potential loss of key employees of acquired entities.

   We cannot guarantee that we will be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future. A failure to successfully integrate acquired entities or assets could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot guarantee that we will be successful in identifying and closing transactions with potential acquisition candidates. See "Risk Factors--If we are unable to successfully integrate future acquisitions into our operation, then our business and results of operations could be adversely affected."

   International sales comprised approximately 25% and 30% of total net revenue for the years ended December 31, 1998 and 1997, respectively. This consisted of $2.1 million and $252,000 in net revenue, respectively, during such periods. See "Risk Factors--Our international operations are subject to risks that could have a material adverse effect on our results of operations."

   We have recorded deferred stock compensation charges of $2.0 million, $551,000, and $0 during the years ended December 31, 1998 and 1997 and the period from April 16, 1996 (inception) through December 31, 1996, respectively. These charges account for the difference between the exercise price and the deemed fair value of certain stock options we granted to our employees. The deferred compensation charges include options granted to various employees that vested upon certain events, such as the successful completion of an initial public offering or individual performance goals. In June 1998, we modified these options so that they fully vest upon the earlier of such an event or two years from the date of grant. Therefore, we recorded related deferred compensation charges of approximately $783,000 and amortization charges (based on cumulative vesting to that date) of approximately $618,000 in June 1998. We recorded amortization of deferred stock compensation of $1.4 million and $248,000 in the years ended December 31, 1998 and 1997, respectively. We expect to record amortization expense related to these deferred stock compensation charges of approximately $580,000, $225,000, $80,000 and $20,000 in the years ended December 31, 1999, 2000, 2001 and 2002, respectively. We cannot guarantee, however, that we will not accrue additional charges for other reasons or that our current estimates of these charges will prove accurate, either of which events could have a material adverse effect on our business, results of operations and financial condition.

   We will need to increase our inventory levels in the future to support a wider base of e-commerce products and to take advantage of volume purchase discounts. We contract with a third party warehousing and order fulfillment company to stock inventory and ship products directly to customers. We take title to this inventory, have responsibility for this inventory, and record inventory on our balance sheet until the final shipment to customers or other disposition of the inventory. There are inherent risks and costs in stocking inventory and coordinating with a third party warehousing and order fulfillment company. These risks include, but are not limited to, product obsolescence, excess inventory, inventory shortages resulting in unfulfilled orders, which could materially adversely affect operating results in the future. See "Risk Factors--Any failure of our network infrastructure could have a material adverse effect on our results of operations" and "--We depend on our vendors and suppliers."

Results of Operations

   From inception through the first quarter of 1997, our operations were limited and consisted primarily of start-up activities. Accordingly, we believe that year-to-year comparisons of 1996 against 1997, and 1997 against 1998, are not meaningful.

   The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue. From inception through December 31, 1996, we had no net revenue as operations were limited and consisted primarily of start-up activities.

                                                                Year ended
                                                               December 31,
                                                               ---------------
                                                                1997     1998
                                                               ------   ------
   Net revenue:
     E-commerce...............................................   38.9%    67.1%
     Advertising..............................................    7.1     25.8
     License fees and other...................................   54.0      7.1
                                                               ------   ------
      Total net revenue.......................................  100.0    100.0
   Cost of net revenue(/1/):
     Cost of e-commerce.......................................   20.3     42.6
     Cost of license fees and other...........................   17.6      0.5
                                                               ------   ------
   Cost of net revenue........................................   37.9     43.1
                                                               ------   ------
   Gross profit...............................................   62.1     56.9
   Operating expenses:
     Operating and development................................  136.8     46.2
     Sales and marketing......................................   34.7     34.1
     General and administrative...............................   85.7     40.5
     Purchased in-process research and development............    --       9.5
     Amortization of deferred compensation....................   29.5     17.0
     Amortization of intangible assets........................    --      22.1
     Non-recurring charges....................................  147.8      --
                                                               ------   ------
      Total operating expenses................................  434.5    169.4
                                                               ------   ------
   Loss from operations....................................... (372.4)  (112.5)
   Other income, net..........................................    --       0.6
   Interest expense related to warrant........................    --     (17.9)
                                                               ------   ------
   Net loss................................................... (372.4)% (129.8)%
                                                               ======   ======

----------
(1) There are no material costs of advertising revenue.

 Net revenue

   We began generating net revenue in the first quarter of 1997. Our total net revenue increased to $8.3 million in the year ended December 31, 1998 from $841,000 in the year ended December 31, 1997. Net revenue is composed of e-commerce product sales (which includes outbound shipping and handling fees), advertising revenue and licensing and other fees revenue. The increase in net revenue was primarily due to the following four factors: (A) the expansion of our membership base; (B) an increase in the frequency of e-mail offerings and broader product offerings (which resulted in an increase in product sales through e-commerce); (C) an increase in Web-based advertising (our higher Web site traffic increased our attractiveness to advertisers); and to a lesser extent (D) an increase in license fees. No customer accounted for more than 10% of total net revenue for the year ended December 31, 1998, and one licensing customer accounted for 12% of total net revenue for the year ended December 31, 1997.

 E-commerce revenue

   E-commerce revenue increased to $5.6 million in the year ended December 31, 1998 from $327,000 in the year ended December 31, 1997. The increase in net revenue was primarily due to the expansion of our membership base, which resulted in an increase in product sales, as well as expansion of the breadth of products offered. The percentage of our total net revenue attributable to e-commerce revenue increased to 67.1% in the year ended December 31, 1998 from 38.9% in the year ended December 31, 1997. We expect e-commerce revenue to continue to account for a large percentage of net revenue as we expand our product offerings and increase our direct e-commerce response rates through better member demographic information and targeting of product offers.

   We believe that offering our customers attractive prices is an essential component of our business strategy. We may in the future increase the discounts we offer our customers and may otherwise alter our pricing structures and policies. We anticipate that any increase in discounts or price reductions will reduce gross margins below those we experienced for the years ended December 31, 1998 and 1997.

 Advertising revenue

   Advertising revenue increased to $2.1 million in the year ended December 31, 1998 from $60,000 in the year ended December 31, 1997. The increase in advertising revenue is primarily a result of the increase in our membership, site traffic and expansion of our advertising sales force. The percentage of our total net revenue attributable to advertising revenue increased to 25.8% in the year ended December 31, 1998 from 7.1% in the year ended December 31, 1997.

 License fees and other revenue

   License fees and other revenue increased to $592,000 in the year ended December 31, 1998 from $454,000 in the year ended December 31, 1997. The increase in license fees and other revenue is primarily a result of additional clip art and other utilities we were able to license to third parties. The percentage of our total net revenue attributable to license fees decreased to 7.1% in the year ended December 31, 1998 from 54% in the year ended December 31, 1997. As we expand our e-commerce and advertising revenue, license fees and other revenue will continue to represent a smaller percentage of net revenue.

 Cost of net revenue

   Gross margins decreased to 56.9% in the year ended December 31, 1998 from 62.1% in the year ended December 31, 1997, as a result of the increase in e-commerce revenue as a percentage of total net revenue. As a percentage of total net revenue, the cost of e-commerce increased to 42.6% of net revenue in the year ended December 31, 1998 from 20.3% of net revenue in the year ended December 31, 1997. There were no material costs of net revenue associated with advertising.

 Cost of e-commerce revenue

   Cost of e-commerce consists primarily of the costs of merchandise sold to customers, credit card commissions, product fulfillment, and outbound shipping and handling costs. Cost of e-commerce was $3.5 million and $171,000 for the years ended December 31, 1998 and 1997, respectively. As a percentage of e-commerce revenue, the cost of e-commerce was 63.4% and 52.3% for the years ended December 31, 1998 and 1997, respectively. The increase was primarily attributable to the fact that in 1998 we broadened our product offerings. Our new product offerings included items with higher costs than in the prior year.

 Cost of license fees and other revenue

   Cost of license fees and other consists primarily of royalties on net revenue of license fees. Cost of license fees were $42,000 and $148,000 for the years ended December 31, 1998 and 1997, respectively. As a percentage of license fees and other, cost of license fees and other were 7.2% and 32.7% for the years ended December 31, 1998 and 1997, respectively. Cost of license fees and other for the year ended December 31,

1997 included $81,000 in amortization of prepaid royalties related to a product that we discontinued in the fourth quarter of 1997.

   The mix of products we sell will impact our gross margins and the overall mix of e-commerce revenue, advertising revenue and license and other fees. We typically recognize higher gross margins on advertising revenue and license and other fees, which are expected to comprise a lower percentage of total net revenue in the future. Therefore, we expect shifts in the mix of sales will adversely impact our overall gross margin and could materially adversely impact our business, results of operations and financial condition.

 Operating and development expenses

   Operating and development expenses consist primarily of payroll and related expenses for development and network operations personnel and consultants, costs related to systems infrastructure including Web site hosting, and costs of acquired content to enhance our Web site. Operating and development expenses increased to $3.8 million in the year ended December 31, 1998 from $1.2 million in the year ended December 31, 1997, and $266,000 in the period from April 16, 1996 through December 31, 1996. From inception to the year ended December 31, 1997, we incurred approximately $300,000 in costs relating to the development of a home office software product, apart from our Web site, which was subsequently abandoned due to low sales volume. From June 30, 1997 the absolute dollar increases from quarter to quarter in operating and development expenses were primarily attributable to increases in the number of personnel and associated costs related to enhancing the functionality and content of our Web site. Operating and development costs decreased as a percentage of total net revenue to 46.2% in the year ended December 31, 1998 from 136.8% in the year ended December 31, 1997.

   We believe operating and development expenses will increase significantly in the future, especially in relation to Web site hosting costs, as our membership grows, thus requiring additional bandwidth to support the many free services offered to members. We believe that we will need to make significant investments in our Web site to remain competitive. Therefore, we expect that our operating and development expenses will continue to increase in absolute dollars for the foreseeable future.

 Sales and marketing expenses

   Sales and marketing expenses consist primarily of payroll and related expenses for personnel engaged in sales, marketing, publishing and customer support, as well as advertising and promotional expenditures. Sales and marketing expenses increased to $2.8 million in the year ended December 31, 1998 from $292,000 in the year ended December 31, 1997, and $24,000 in the period from April 16, 1996 to December 31, 1996. The absolute dollar increases from period to period in sales and marketing expenses were primarily attributable to increased personnel and related expenses required to implement our sales and marketing strategy as well as increased public relations and other promotional expenses. Sales and marketing costs decreased as a percentage of total net revenue to 34.1% in the year ended December 31, 1998 from 34.7% in the year ended December 31, 1997. We expect to continue hiring additional personnel and to pursue a branding and marketing campaign. Therefore, we expect marketing and sales expenses to increase significantly in absolute dollars.

 General and administrative expenses

   General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, business development, human resources, investor relations, facilities and administration, as well as legal fees, and fees for professional services and directors. General and administrative expenses increased to $3.4 million in the year ended December 31, 1998 from $721,000 in the year ended December 31, 1997, and $150,000 from April 16, 1996 to December 31, 1996. The absolute dollar increases from period to period in general and administrative expenses were primarily due to increases in the number of general and administrative personnel, professional services, directors fees and facility expenses to support the growth of our operations. General and administrative expenses decreased as a percentage of total net revenue to 40.5% in the year ended December 31, 1998 from 85.7% in the year ended December 31, 1997. General and administrative expenses as a percentage of net revenue have decreased because of the growth in net revenue. We expect general and administrative expenses to increase in absolute dollars in future periods as we expand our staff, incur additional costs related to our operations, and are subject to the requirements of being a publicly traded company.

 Purchased in-process research and development

   For the year ended December 31, 1998, we recognized the cost of purchased in-process research and development of $330,000 in connection with the acquisition of Paralogic, $330,000 in connection with the purchase of certain assets of Revolutionary Software and $130,000 in connection with the acquisition of Pagecount. We did not recognize such charges for the year ended December 31, 1997 or for the period from April 16, 1996 through December 31, 1996. See Note 2 of Notes to Consolidated Financial Statements.

   In connection with the Paralogic acquisition, we acquired Paralogic's chat technology, called ParaChat. ParaChat is designed to provide Web sites with an option to offer chat technology without requiring Web site hosts to buy the software, maintain or upgrade the software, or learn any additional skills beyond what is necessary to construct a Web site. The chat software is maintained on ParaChat's server and the Web site host is provided bits of source code or "tags" that are incorporated into the Web site. The tags interface via the Internet with the ParaChat server, and thus provide the Web site with chat capabilities. In exchange for the free service, the Web site host allows banner advertising on its site.

   As of the time of acquisition, ParaChat was not completely functional as a commercially viable product. The nature, amount and timing of the remaining estimated efforts necessary to develop the acquired, incomplete ParaChat technology into a commercially viable product included:

   (A) Remote database authentication: The chat server used a very simple flat-file database to maintain authentication information. In order to allow users to control their own password and user information, it was necessary to design a protocol using the Java programming language. This language enabled the chat server to remotely query an external Oracle database through the Internet to retrieve and modify information relating to the user and the chat room (e.g., the topic of discussion).

   (B) Creation of new chat client: The chat software is comprised of two parts: the client and the server. Although the server claimed compatibility with Internet Standard RFC1459 (a standard message format for Internet relay chat, allowing usage on multiple platforms), this feature was not useable on a commercial basis. The server functioned only with the limited ParaChat client, which did not allow for configuration or reconfiguration by the end-user to match the look and feel of an existing Web site. In order to allow deployment on an existing site, it was necessary to create an entirely new client that consisted of various building blocks that could be composed by the end-user using Hypertext Markup Language, also known as HTML, a computer language that people use widely to create Web sites. These building blocks would then use a Java-based communication protocol known as Inter-Applet-Communication (IAC) to communicate with each other and coordinate communication with the chat server. Since IAC is not well defined, and differs between browser implementations, a substantial amount of additional software development was required, particularly because no comparable client exists in the market today.

   (C) Control interface: The acquired ParaChat network did not allow users to control or administer their chat room in any way (e.g., eject abusive users, close the chat room or even specify a discussion topic). The enhancements necessary to make these features available, and to allow them to be maintained and administered via the central authentication database (also still under development at the time of acquisition), were complex and required significant additional development.

   (D) Advances in browser technology: In addition to the above modifications and other maintenance modifications and bug fixes, the rapid advances in Web browser technology implied continuous implementation of new features to exploit new browser technologies.

   As of the date of the technology's valuation, we estimated that 55% of the research and development effort had been completed at the date of acquisition and expected the remaining research and development efforts relating to the completion of the ParaChat technology would require approximately six months of effort from the date of valuation through its release date of September 1, 1998. We estimated that three full-time engineers would be required to complete the in-process projects. These projects included the use of one full-time engineer for six months to work on the external database connectivity efforts, one full-time engineer for six months to work on the client layout efforts, and one full-time engineer for six months to work on the management and control interface efforts. Accordingly, it was determined that total estimated research and development costs-to-complete for the ParaChat in-process project were $112,500. We completed the project by the scheduled date and the actual costs of completion were not materially different than estimated.

   As of the date of valuation, we expected the benefit of the acquired project to begin immediately after the estimated completion date. We expected that the in-process project would be developed to technological feasibility concurrent with the September 1998 release date. We have demonstrated the ability to implement the on-going research and development on time and on budget.

   The technology that we acquired from Revolutionary Software was a Web-based e-mail technology known as SiteMail. This in-process Web-based e-mail technology was designed to allow users to receive and send e-mail through the Internet using a Web browser. Since the technology was Web-based, it would allow for the integration of e-mail functionality into Web sites and would be accessible by any Web-connected device anywhere in the world. Furthermore, by integrating e-mail into a specific site, it would force the subscriber to visit that site to access e-mail, thereby increasing traffic. In addition, when users apply for e-mail accounts at Web sites offering SiteMail, they are given the domain name of that Web site or company. The personalization of the domain name in an e-mail address has become an innovative way of promoting a company's name or Web site.

   As of the date of acquisition, SiteMail was in the alpha testing stage of development and required the resolution of certain scalability technological hurdles in order to complete the technology. In addition to the scalability issues, the following functionality requirements also needed to be addressed by on-going research and development efforts: (A) improving the user interface;
(B) connecting the e-mail server with external databases; (C) completing spam detection and filtering functions; and (D) completing security enhancements for Unix Internet applications.

   As of the date of acquisition, we estimated that approximately 50% of the research and development effort had been completed and expected the remaining research and development efforts relating to the completion of the SiteMail technology to continue from the date of acquisition through the release date of November 1998. The remaining development effort was estimated to require approximately 4.5 months of engineering effort. We estimated that 3.5 full-time developers would be required to complete this project. The total cost of remaining development was estimated to be approximately $98,000. We completed the project by the scheduled date and the actual costs of completion were not materially different than estimated.

   In connection with the Pagecount acquisition, we acquired a Web page counter product, titled Pagecount. This product is a banner page counter that tracks the number of visitors that view a member's site. It further breaks down impression statistics, or page views by day, date, and time. Other statistics include a list of locations from where the requests originated and the host names of up to 100 visitors. The software is maintained on the Pagecount server and tags are integrated into the Web site which interface with the Pagecount server. In exchange for the use of the Pagecount service, a banner advertisement may be placed on each counter image.

   Specifically, the nature, amount and timing of the remaining estimated efforts necessary to develop the acquired incomplete Pagecount technology into a commercially viable product included:

   (A) Stage of development: As of the date of the transaction, Pagecount was in the market research and coding stage of development and required the completion of certain engineering technological hurdles in order to complete the technology. Specifically, Pagecount was not yet able to handle large usage volumes and was only able to maintain statistical information for small members experiencing low levels of traffic. In addition, Pagecount did not have an advertising delivery capability and, historically, advertisements had to be superimposed onto the Web site by a human operator. This is a very inefficient method of placing advertisements onto Web sites and as volume increases it would be impossible to maintain the advertising inventory. At the date of valuation, Pagecount was in development on an advertising delivery system that would maximize the advertising inventory being generated. Furthermore, additional development was required to integrate the Pagecount technology into our infrastructure in order for it to be compatible with our network.

   (B) Additional research and development required: Ultimately the most significant research and development efforts related to the remaining engineering of the Pagecount server to permit (A) advertisers in the network access to industry-standard reports, (B) advertisements to be placed into the network using industry standard delivery software and (C) users to attain enhanced reporting and possibly, credit for having displayed a large number of banners (perhaps as a banner exchange offering).

   We estimated that approximately 55% of the research and development effort had been completed at the date of acquisition and expected the remaining research and development efforts relating to the completion of the Pagecount technology to continue from the date of acquisition through the release date of mid-December 1998. The remaining development effort at the date of acquisition was estimated to require approximately five months of engineering effort. We estimated that 2.5 full-time developers would be required to complete this project. The total estimated remaining development effort equates to a total cost to complete of approximately $78,000. We completed the project by the scheduled date and the actual costs of completion were not materially different than estimated.

 Amortization of deferred compensation

   Deferred compensation expense reflects the amortization of stock compensation charges resulting from stock options and restricted stock purchase agreements. Stock compensation charges increased to $1.4 million for the year ended December 31, 1998 from $248,000 for the year ended December 31, 1997. This increase was primarily attributable to the modification of certain options, which required us to accelerate the amortization of the related deferred compensation, which occurred during the quarter ended June 30, 1998, as well as an increase in the number of options we granted to employees and consultants.

 Amortization of intangible assets

   Amortization of intangible assets totaled $1.8 million for the year ended December 31, 1998. This amount represents amortization of intangible assets and goodwill resulting from our acquisitions of Paralogic, Global Bridges and Pagecount and the purchase of certain assets of Revolutionary Software, amortized over periods ranging from 24 to 42 months.

   We have determined the appropriateness of 2 to 3.5 year estimated useful lives related to the intangible assets based on general and specific analysis. In general, the Internet is characterized by rapid technological change, changes in users and customer requirements and preferences, frequent new product and service introductions and the emergence of new industry standards and practices.

   The market for community-based direct selling channels on the Internet is new and rapidly evolving and competition for members, consumers, visitors and advertisers is intense. In addition, we attract members to our Web site with a variety of free services, including home pages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, online greeting cards and page counters. In order to continue attracting members using these various methods, the free services must be constantly updated and improved.

   With respect to the purchased technology associated with all business and technology acquisitions, we considered the effects of obsolescence, demand, competition, and other economic factors. Due to the rapid technological change involved in the Internet, we estimated that new technologies would replace the intangible assets relating to the purchased technology within a 2 to 3.5 year period.

   With respect to the goodwill associated with all of the acquisitions, we considered the effects of obsolescence, demand, competition, other economic factors and expected actions of competitors and others. Based on these considerations, we determined the positive effect of the acquisitions, and therefore the life of the goodwill, to be from 24 to 42 months. See "Risk Factors--If we are unable to integrate new technologies and standards effectively, the results of our operations could be adversely affected," "--Any increase in competition could adversely affect our ability to maintain or improve our position in the market relative to that of our competitors which could have a material adverse effect on our business and results of operations" and "--If we are unable to successfully integrate future acquisitions into our operation, then our business and results of operations could be adversely affected."

   With respect to the intangible assets associated with Global Bridges, Pagecount, Revolutionary Software, and ArcaMax, we considered the competition for users of electronic mail, Web page counters, and online greeting card services. We also considered the fact that they provide free e-mail and online greeting card services to all members. We expect to generate revenue from advertising and direct e-commerce to such users. In addition, the competition for these users is intense and we expect that within two years we or our competitors will develop new technologies that will render the existing products obsolete. The obsolescence of our existing technologies, without the introduction of new products, could result in a loss of members. As a result, we determined the positive effect of the Global Bridges, Pagecount, Revolutionary Software and ArcaMax transactions, and therefore the life of intangible assets, to be from 24 to 42 months. See "Risk Factors--If we are unable to integrate new technologies and standards effectively, the results of our operations could be adversely affected," "--Any increase in competition could adversely affect our ability to maintain or improve our position in the market relative to that of our competitors, which could have a material adverse effect on our business and results of operations."

 Non-recurring charges

   Non-recurring charges totaled approximately $1.2 million in the year ended December 31, 1997. These charges consisted of a $243,000 write-off of costs associated with a discontinued product, and a $1.0 million provision for a legal dispute for a copyright infringement claim from Imageline relating to certain clip art images that we had licensed from an unrelated third party. This litigation might subject us to significant liability for damages which could have a material adverse impact on our business, results of operations, cash flows and financial condition. This might result in invalidation of our proprietary rights. Even if the suit is without merit, it could be time consuming and expensive to defend, and this could result in the diversion of management time and attention, any of which might have a material adverse impact on our business, results of operations, cash flows and financial condition. See "Risk Factors--We could face liability from legal proceedings that could adversely affect our business and results of operations," "Business--Legal Proceedings" and Note 9 of Notes to Consolidated Financial Statements.

 Income taxes

   There was no provision for federal or state income taxes for any period as we have incurred operating losses. As of December 31, 1998, we had net operating loss carryforwards for federal income tax purposes of approximately $4.9 million. We cannot assure you that we will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards will expire at various dates beginning in fiscal year 2011 through 2018 if we do not use them. Due to the "change of ownership" provisions of the Internal

Revenue Code, the availability of our net operating loss and credit carryforwards may be subject to an annual limitation against taxable income in future periods. This consequence would result if a change in ownership of more than 50% of the value of our stock should occur over a three year period, and this could substantially limit the eventual tax utilization of these carryforwards. See Note 7 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

   The following tables present certain consolidated statements of operations data for our eight most recent quarters ended December 31, 1998 in dollars and as a percentage of net revenue. In management's opinion, this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the unaudited information for the quarters presented. You should read this information in conjunction with the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                     Three Months Ended
                          ---------------------------------------------------------------------------
                          Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31,  June 30,  Sept. 30, Dec. 31,
                            1997     1997     1997      1997     1998      1998      1998      1998
                          -------- -------- --------- -------- --------  --------  --------- --------
                                                        (in thousands)
Net revenue:
 E-commerce.............   $   9    $  12    $    38   $ 268   $   677   $ 1,157    $ 1,532  $ 2,216
 Advertising............     --         7         14      39        83       272        598    1,191
 License fees and
  other.................      20      151        170     113        89       287        170       46
                           -----    -----    -------   -----   -------   -------    -------  -------
  Total net revenue.....      29      170        222     420       849     1,716      2,300    3,453
                           -----    -----    -------   -----   -------   -------    -------  -------
Cost of net revenue(1):
 Cost of e-commerce.....       4       49         19      99       278       621      1,067    1,576
 Cost of license fees
  and other.............      82       23         31      12         8        19          7        8
                           -----    -----    -------   -----   -------   -------    -------  -------
  Total cost of net
   revenue..............      86       72         50     111       286       640      1,074    1,584
                           -----    -----    -------   -----   -------   -------    -------  -------
Gross profit............     (57)      98        172     309       563     1,076      1,226    1,869
Operating expenses:
 Operating and
  development...........     397      350        132     271       576       773      1,209    1,283
 Sales and marketing....      37       83         51     121       262       455        853    1,264
 General and
  administrative........     152      130        195     244       316       783      1,059    1,208
 Purchased in-process
  research and
  development...........     --       --         --      --        330       330        130      --
 Amortization of
  deferred
  compensation..........       5        6        100     137        79       728        304      305
 Amortization of
  intangible assets.....     --       --         --      --        --        346        741      756
 Non-recurring charges..     --       243      1,000     --        --        --         --       --
                           -----    -----    -------   -----   -------   -------    -------  -------
  Total operating
   expenses.............     591      812      1,478     773     1,563     3,415      4,296    4,816
                           -----    -----    -------   -----   -------   -------    -------  -------
 Loss from operations...    (648)    (714)    (1,306)   (464)   (1,000)   (2,339)    (3,070)  (2,947)
 Other income, net......     --       --         --      --        --        --          17       35
 Interest expense
  related to warrant....     --       --         --      --        --        --         --    (1,494)
                           -----    -----    -------   -----   -------   -------    -------  -------
Net loss................   $(648)   $(714)   $(1,306)  $(464)  $(1,000)  $(2,339)   $(3,053) $(4,406)
                           =====    =====    =======   =====   =======   =======    =======  =======

                                                     Three Months Ended
                          ---------------------------------------------------------------------------------
                          Mar. 31,   June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,
                            1997       1997      1997       1997      1998      1998      1998       1998
                          --------   --------  ---------  --------  --------  --------  ---------  --------
                                                        (in thousands)
Net revenue:
 E-commerce.............      31.0%      7.1%     17.1%      63.8%     79.7%     67.4%     66.6%      64.2%
 Advertising............       --        4.1       6.3        9.3       9.8      15.9      26.0       34.5
 License fees and
  other.................      69.0      88.8      76.6       26.9      10.5      16.7       7.4        1.3
                          --------    ------    ------     ------    ------    ------    ------     ------
  Total net revenue.....     100.0     100.0     100.0      100.0     100.0     100.0     100.0      100.0
Cost of net revenue(1):
 Cost of e-commerce.....      13.8      28.9       8.6       23.5      32.8      36.2      46.4       45.6
 Cost of license fees
  and other.............     282.8      13.5      13.9        2.9       0.9       1.1       0.3        0.2
                          --------    ------    ------     ------    ------    ------    ------     ------
  Total cost of net
   revenue..............     296.6      42.4      22.5       26.4      33.7      37.3      46.7       45.9
                          --------    ------    ------     ------    ------    ------    ------     ------
Gross profit............    (196.6)     57.6      77.5       73.6      66.3      62.7      53.3       54.1
Operating expenses:
 Operating and
  development...........   1,369.0     205.9      59.5       64.6      67.8      45.0      52.6       37.2
 Sales and marketing....     127.6      48.8      23.0       28.8      30.9      26.5      37.1       36.6
 General and
  administrative........     524.1      76.5      87.8       58.1      37.2      45.7      46.0       35.0
 Purchased in-process
  research and
  development...........       --        --        --         --       38.9      19.2       5.7        --
 Amortization of
  deferred
  compensation..........      17.2       3.5      45.0       32.6       9.3      42.4      13.2        8.8
 Amortization of
  intangible assets.....       --        --        --         --        --       20.2      32.2       21.9
 Non-recurring charges..       --      142.9     450.5        --        --        --        --         --
                          --------    ------    ------     ------    ------    ------    ------     ------
  Total operating
   expenses.............   2,037.9     477.6     665.8      184.1     184.1     199.0     186.8      139.5
                          --------    ------    ------     ------    ------    ------    ------     ------
 Loss from operations...  (2,234.5)   (420.0)   (588.3)    (110.5)   (117.8)   (136.3)   (133.5)     (85.3)
 Other income, net......       --        --        --         --        --        --        0.7        1.0
 Interest expense
  related to warrant....       --        --        --         --        --        --        --       (43.3)
                          --------    ------    ------     ------    ------    ------    ------     ------
Net loss................  (2,234.5)%  (420.0)%  (588.3)%   (110.5)%  (117.8)%  (136.3)%  (132.8)%   (127.6)%
                          ========    ======    ======     ======    ======    ======    ======     ======

----------
(1) There are no material costs of advertising revenue.

   Our operating expenses have increased significantly in absolute dollar amounts in each quarter during 1998, 1997 and 1996 as we have transitioned from the development stage to the commercialization of our services and products and expansion of our business. We expect operating expenses will continue to increase in the future as we continue to seek to expand our business. To the extent that these expenses are not accompanied by an increase in net revenue, our business, results of operations and financial condition could be materially adversely affected.

   We expect operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. See "Risk Factors--We cannot assure you that we will be profitable because we have operated our business only for a short period of time" and "--The unpredictability of our quarter-to-quarter results could cause our stock price to be volatile or decline."

   As a strategic response to changes in the competitive environment, we might from time to time make certain pricing, service or marketing decisions or pursue business combinations that could have a material adverse effect on our business, results of operations and financial condition. In order to accelerate the promotion of the Xoom.com brand, we intend to significantly increase our marketing budget, which could materially and adversely affect our business, results of operations and financial condition. We expect to experience seasonality in our business, with user traffic on the Xoom.com site potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Additionally, seasonality may significantly affect our advertising revenue during the first and third calendar quarters, as advertisers historically spend less during these periods. Because Web-based commerce and advertising is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in our operating results, and these patterns could have a material adverse effect on our business, results of operations and financial condition.

   Due to the foregoing factors, our quarterly net revenue and operating results are difficult to forecast. Consequently, we believe that period to period comparisons of our operating results will not necessarily be meaningful and you should not rely on them as an indication of future performance. It is likely that in some future quarter or quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially and adversely affected. See "Risk Factors--We cannot assure you that we will be profitable because we have operated our business only for a short period of time" and "-- The unpredictability of our quarter-to-quarter results could cause our stock price to be volatile or decline."

LIQUIDITY AND CAPITAL RESOURCES

   Prior to our initial public offering, we financed our operations primarily through the private placement of common stock. On December 9, 1998, we completed our initial public offering of common stock, in which we issued 4,600,000 shares of common stock at a price of $14.00 per share. Proceeds from the offering were approximately $57.3 million, net of offering costs.

   At December 31, 1998, we had cash and cash equivalents and short-term investments of approximately $56.6 million. We regularly invest excess funds in short-term money market funds, government securities and commercial paper.

   Net cash used in operating activities for the years ended December 31, 1998 and 1997 and for the period from April 16, 1996 through December 31, 1996 was $3.6 million, $1.4 million, and $635,000, respectively. Cash used in operating activities for the year ended 1997 was primarily the result of net losses, partially offset by an increase in the contingency accrual. Cash used in operating activities for the year ended December 31, 1998 was primarily the result of net losses and an increase in accounts receivable related to the growth of advertising revenues, partially offset by amortization of intangible assets related to our acquisitions, amortization of deferred compensation incurred in connection with the granting of options to employees to purchase common stock, an increase in current liabilities as a result of the growth of our business, and a non-cash charge related to the issuance of warrants in connection with a loan agreement.

   Net cash used in investing activities for the years ended December 31, 1998 and 1997 and for the period from April 16, 1996 through December 31, 1996 was $4.7 million, $393,000, and $64,000, respectively. Cash used in investing activities in each period was primarily related to purchases of fixed assets, except for the year ended December 31, 1998, in which cash used in investing activities also included $2 million for the purchase of short-term investments and $731,000 of net cash for business and asset acquisitions. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. These acquisitions may involve a cash investment.

   Net cash provided by financing activities for the years ended December 31, 1998 and 1997 and for the period from April 16, 1996 through December 31, 1996 was $62.8 million, $1.8 million, and $700,000, respectively. Cash provided by financing activities was primarily attributable to net proceeds from the issuance of common stock and the issuance of notes payable to stockholders. In addition, for the year ended December 31, 1998, cash provided by financing activities include $511,715 received in connection with a secured financing agreement with a leasing company and $1,250,000 received in connection with a loan agreement. See Note 6 of Notes to Consolidated Financial Statements. For the year ended December 31, 1998, cash provided by financing activities also included cash received from the issuance of 4,600,000 shares of common stock upon the completion of our initial public offering. Proceeds from the offering were approximately $57.3 million, net of offering costs. Offsetting the cash generated by financing activities in 1998 was $3.2 million used to repay notes payable.

   As of December 31, 1998, our principal commitments consisted of obligations outstanding under operating and capital leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. Also, in the future, we may require a larger merchandise inventory in order to provide better availability to customers and achieve purchasing efficiencies.

   As of December 31, 1998, we had a total of $1.7 million in notes payable relating to our acquisitions, $1.3 million of which was due in 1999. This includes a non-interest bearing note payable in the amount of $1.1 million payable to the stockholders of Paralogic in minimum monthly installments of $30,000 through September 1999, including additional payments up to $860,000 based on performance measurements. Total notes payable also includes a note payable of $47,500, which bears interest at a rate of 5% and is due in equal monthly payments of $2,500 through August 2000 to the stockholders of Global Bridges. See Note 2 of Notes to Consolidated Financial Statements.

   In the year ended December 31, 1998, we issued warrants to purchase a total of 314,747 shares of common stock at a price of $3.33 per share. These warrants were exercised prior to our initial public offering on December 9, 1998. See
Note 10 of Notes to Consolidated Financial Statements.

   On October 1, 1998, we entered into a secured financing agreement with a leasing company. The agreement provides for borrowings of up to a cumulative amount of $1.0 million through July 31, 1999. As of December 31, 1998, our outstanding principal balance under this agreement was approximately $155,000.

   On November 3, 1998, we entered into a secured loan agreement, which provided for borrowings of up to $2,750,000. In November 1998, we borrowed $1,250,000 under this agreement. Under the terms of the loan agreement, we issued the lender a warrant to purchase up to 183,333 shares of common stock at an exercise price equal to $14 share. We recorded a non-cash charge classified as a non-operating expense of approximately $1.5 million during the fourth quarter of 1998 based on the fair value of this warrant. As of December 31, 1998, all interest and principal amounts had been fully paid, and the loan agreement had been canceled. On January 11, 1999, the lender exercised the warrants in a net exercise transaction and purchased 116,231 shares of our common stock at a price of $14 per share. The effective interest rate on this secured loan agreement for the year ended December 31, 1998 was approximately 1,450%.

   We believe that we have the financial resources needed to meet our presently anticipated business requirements, including capital expenditure and strategic operating programs, for at least the next 12 months. Thereafter, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

DISCLOSURES ABOUT MARKET RISK

   Our exposure to market risk is principally confined to our short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

YEAR 2000 COMPLIANCE

   Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

   We have conducted an internal review of software systems which we use for site management, network monitoring, quality assurance, transaction processing and fulfillment services. Because we developed these software systems internally, beginning at inception in 1996 when the Year 2000 problem already had some visibility, we were largely able to anticipate four digit requirements. In conjunction with ongoing reviews of our own products and services, we are also reviewing our computer infrastructure, including network equipment and servers. We do not anticipate material problems with network equipment, as our current configuration was installed within the last three years. Similarly, we purchased most of our servers in 1997 and 1998. With this relatively current equipment, we do not anticipate material Year 2000 compliance problems, and we will replace any servers that cannot be updated either in the normal replacement cycle or on an accelerated basis. We have also internally standardized our personal computers on Windows NT 4.0, using reasonably current service packs, which we are advised by our vendor are Year 2000 compliant. We use multiple software systems for internal business purposes, including accounting, e-mail, development, human resources, customer service and support and sales tracking systems. All of these applications have been purchased within the last three years.

   We have made inquiries of vendors of systems we believe to be mission critical to our business regarding their Year 2000 readiness. Although we have received various assurances, we have not received affirmative documentation of Year 2000 compliance from any of these vendors and we have not performed any operational tests on our internal systems. We generally do not have contractual rights with third party providers should their equipment or software fail due to Year 2000 issues. If this third party equipment or software does not operate properly with regard to Year 2000, we may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware and software. We have not determined the state of compliance of certain third-party suppliers of services such as warehousing and fulfillment services, phone companies, long distance carriers, financial institutions and electric companies, the failure of any one of which could severely disrupt our ability to carry on our business.

   We anticipate that our review of Year 2000 issues and any remediation efforts will continue throughout calendar 1999. The costs incurred to date to remediate our Year 2000 issues have not been material. If any Year 2000 issues are uncovered with respect to these systems or our other internal systems, we believe that we will be able to resolve these problems without material difficulty, as replacement systems are available on commercially reasonable terms. We presently estimate that the total remaining cost of addressing Year 2000 issues will not exceed $150,000. We derived these estimates using a number of assumptions, including the assumption that we have already identified our most significant Year 2000 issues. However, these assumptions may not be accurate, and actual results could differ materially from those anticipated. In view of our Year 2000 review and remediation efforts to date, the recent development of our products and services, the recent installation of our networking equipment and servers, and the limited activities that remain to be completed, we do not consider contingency planning to be necessary at this time.

   Our applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our systems or the systems that operate in conjunction with it experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software and systems could result in delay or loss of revenue, interruption of services, cancellation of contracts and memberships, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operations. The most likely worst case scenario is that the Internet fails and we are unable to offer any services on our community site or make any of our direct e-commerce offerings.

   Concurrently with the two-phase analysis of its internal systems, Xoom.com has begun to survey third-party entities with which Xoom.com transacts business, including critical vendors and financial institutions, for Year 2000 compliance. Xoom.com expects to complete this survey in the second quarter of 1999. At this time Xoom.com cannot estimate the effect, if any, that non-compliant systems at these entities could have on the business, results of operations or financial condition of Xoom.com, and there can be no assurance that the impact, if any, would not be material. See "Risk Factors--Year 2000 issues could negatively affect our business."

Recent Accounting Pronouncements

   As of January 1, 1998 we adopted Financial Accounting Standards Board Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. We had no material components of comprehensive income. The adoption of this standard has had no impact on our consolidated financial position, stockholders' equity, results of operations or cash flows. Accordingly, our comprehensive loss for the year ended December 31, 1998 is equal to its reported loss.

   Additionally, the Financial Accounting Standards Board issued Statement No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of this statement did not have a significant impact on the way we report information in our annual statements and interim financial reports.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We are required to adopt SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on our consolidated financial statements.

                                    BUSINESS

Overview

   Xoom.com is one of the fastest growing direct e-commerce companies on the Internet. We attract members to our community site with a variety of free services, including homepages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters and online greeting cards. Our members can also join topical communities where they can exchange ideas and information. Members may also enter specialized forums such as Investor Place, Women's Circle or Health & Fitness, where they can gain access to professional content and special product and service offers available only on our Web site. Upon registration, members agree to receive periodic offers of products and services via e-mail. These competitively priced and continuously updated offers include computer software, computer accessories and peripherals, consumer electronics, clip art on CD-ROM and collectible items. In addition, we offer services such as a travel club, long distance telephone services and a DVD club. Our new offerings will include services such as home and auto insurance, wireless telecommunications services and membership clubs, and products such as magazine subscriptions, appliances, games, photography supplies and gardening tools, among others. We believe that our rapidly growing base of self-qualified members provides us with highly attractive e-commerce opportunities. In addition, we believe that our high levels of traffic and the number of unique users that visit our site or affiliated sites on which we offer services on a monthly basis, often referred to as reach, present an attractive platform for advertising.

   According to Media Metrix, Xoom.com was the eleventh most visited site on the Internet in January 1999, and our reach increased to 17% in January 1999 from less than 2% in January 1998. In January 1999, the Xoom.com site and our network of chat rooms and page counters had a total reach of 28%, according to Media Metrix. We had approximately 6.6 million members as of March 15, 1999, adding an average of approximately 23,000 new members per day for the last 30 days. We believe that our ability to achieve a high level of reach and membership with minimal investment gives us a significant advantage as our e-commerce and advertising businesses expand. In the quarter ended December 31, 1998, we delivered 64% of our net revenue from e-commerce and approximately 18% of net revenue from non-U.S. sales. Quarterly net revenue increased from approximately $420,000 in the fourth quarter of 1997 to $3.5 million in the fourth quarter of 1998, representing compound quarterly sales growth of approximately 70%.

Industry Background

 Growth of the Internet

   The Internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. IDC estimates that the number of Web users will grow from approximately 97 million worldwide in 1998 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of PCs installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity with and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: a lack of geographic or temporal limitations; real-time access to dynamic and interactive content; and instantaneous communication with a single individual or with groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly. The proliferation of users, combined with the Web's reach and lower cost of marketing, has created a powerful channel for conducting commerce, marketing and advertising.

 The growth of online communities and other free Internet services

   Traditional use of the Web has consisted largely of one-way communications in which users "surf" and view different Web sites containing professionally-created content on topics of general interest such as news, sports and weather. However, there is a growing demand for online community sites where users can publish content and engage in community activities including home page building, chat and discussion forums. In addition, many users are interested in gaining access to other free services for entertainment, such as interactive games or streaming video, or for their utility to the end user, such as e-mail or greeting cards. Online communities provide a medium for such access and interaction. Communities generate significant volumes of traffic, as visitors tend to return to those sites where they have established an online presence or have become familiar with the services. According to statistics published by Media Metrix, online community sites have recently been one of the fastest growing sectors of the Web.

 E-commerce and advertising

   The growing adoption of the Web represents a significant opportunity for businesses to conduct commerce over the Internet. The Internet allows companies to develop one-to-one relationships with customers worldwide without making significant investments in traditional infrastructure such as retail outlets, distribution networks and sales personnel. The Internet is an increasingly significant global medium for e-commerce. According to IDC, transactions on the Internet are expected to increase from approximately $32 billion in 1998 to approximately $426 billion in 2002, with the number of users that are buyers of products and services rising from 26% to 40% in the same period.

   Increases in consumer purchases on the Internet are expected to be a significant factor in the growth of e-commerce. Online shopping is a shopping experience that offers convenience to the shopper. An online consumer's ability to comparison shop is greatly enhanced by the ability to access multiple retailers via the Internet. Products commonly sold on the Internet included items such as software, books, music CDs, videocassettes, and airline tickets. More recently, businesses have begun selling specialty retail products, service items and large ticket household consumer goods, as Internet usage and familiarity has increased.

   According to Forrester Research, total online retail sales in the U.S. are expected to increase from $7.8 billion in 1998 to $76.3 billion in 2002, representing a compound annual growth rate of 76.9%. Forrester Research also projects that the number of U.S. households that shop online will increase from
8.7 million in 1998 to 30.3 million in 2002.

   Growth in the Web has also created an important new advertising channel. Tools not available in traditional advertising media, such as real-time measurement of "click-through" on advertising banners, further increase the attractiveness of Web advertising by giving advertisers instant feedback on campaigns. Jupiter Communications projects that the dollar value of advertising on the Web is expected to increase from approximately $1.9 billion in 1998 to approximately $7.7 billion in 2002. To date, businesses and advertisers have typically used traditional navigational sites and professionally-created content sites for the sale and marketing of their products and services online. In addition, online community sites provide more detailed demographic data and self-selected groups of consumers with an affinity for particular products. Advertisers can thus more easily deliver targeted messages in a cost-effective manner.

 The direct e-commerce opportunity on the Internet

   The same advantages that facilitate the growth of e-commerce and advertising make the Internet a compelling medium for direct e-commerce campaigns. Direct e-commerce over the Internet uses e-mail to reach potential buyers worldwide, potentially offering them a significantly broader selection of products and services than is available locally. Internet-based direct e-commerce also allows marketers to rapidly collect meaningful demographic information from consumers and to use this information to target their direct e-commerce campaigns. Further, the costs of direct e-commerce via e-mail are dramatically lower than those of traditional direct e-commerce techniques. As a result, Internet-based direct e-commerce campaigns can be profitable at response rates that are a fraction of the rates for traditional campaigns.

Our Approach

   We use the unique characteristics of the Web to cost-effectively market products and services to our rapidly growing member base. By offering our members a variety of compelling free services and communities and competitively priced product offerings, we believe we have created an innovative online sales channel with low customer acquisition costs. The key elements of our approach are:

 Cost-effective direct e-commerce capability

   We apply a sophisticated direct e-commerce approach, modeled after traditional direct mail campaigns, to generate product sales. Unlike traditional direct e-commerce campaigns, which typically use paper-based promotional materials delivered by mail, our campaigns use regular e-mails to communicate offers to members, significantly reducing the cost of reaching the consumer. The interactive nature of the Web and the ability to display attractive graphics to users clicking through on product offerings enable us to present such offerings in a more complete and dynamic manner than allowed by paper-based delivery systems.

 Rapid formulation of effective direct e-commerce campaigns

   Prior to introducing new product offerings to our entire membership base, we select a subset of members for the purpose of test-marketing a campaign. We have developed campaign-management software that uses statistical techniques to analyze a test campaign and to predict the expected response rate to such a campaign if it is rolled out to a larger group of members. We can also analyze the effects of variations in price, graphics and copy. Results are usually available in less than one day. On the basis of these tests, we select product offers for a larger audience and modify them to maximize response rates, sales, profitability and member retention. Testing also increases the accuracy of our forecasts of product demand. As a result, we are typically able to carry small amounts of inventory, thus lowering overhead and the risk of write-offs.

 Diverse product offerings and multiple e-commerce channels

   We establish a relationship with our members by providing free services, which helps create a context for commerce opportunities. Because of these relationships, we are able to offer a wide variety of product and service offerings to our members under the Xoom.com brand name. We are also able to reach our members with offers through multiple direct e-commerce channels. In addition to offers via e-mail, members may purchase products through various themed areas on the Xoom.com site such as Investor Place and Health & Fitness and, beginning in the second quarter of 1999, through other sites controlled by us such as the Xoom.com shopping channel.

 Provision of free services to attract a growing membership base

   We offer our members a variety of free services, including home pages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters and online greeting cards. We provide our members with unlimited disk space on our servers to develop personal Web sites or to use as personal Web storage space. We also allow members to access proprietary software in order to quickly create a Web page, as well as ready-made multimedia tools that can be used to develop a fully-customized, content-rich site. Members can join one or more of over 200 communities free of charge. Members also promote their Web sites elsewhere on the Internet, using hyperlinks on other individual sites as well as listings on directories and search engines, resulting in millions of new visitors to the Xoom.com site. We believe that providing free services is critical to maintaining membership growth.

 Development of detailed member database

   To date, we have gathered a significant base of information about our members through registration information, responses to promotional campaigns and purchasing information obtained from third parties. As more members join Xoom.com and participate in our topical communities and use our other free services, and as we obtain additional purchasing history data, the level of information about our members will continue to grow. We intend to use this growing database to target offers, increase the range of product offerings and encourage future transactions and involvement with the Xoom.com site.

 Attractive advertising platform

   Our free services and extensive community offerings create high volumes of traffic, enabling business advertisers to cost-effectively promote their products and services on the Xoom.com site. Our community structure and registration data provide valuable demographic information and affinity-based member segmentation that increase advertisers' ability to target campaigns. Further, the diversity of interest groups among members creates potential markets for a broad range of products and services, resulting in a correspondingly broad range of advertising customers.

Our Strategy

   Our objective is to be a leading direct e-commerce company on the Internet. Key strategies to achieve this objective include:

 Focus on membership growth

   A key element to the success of our business model is the ability to attract visitors to our Web site and to convert them to become members of Xoom.com. We plan to continue to attract visitors to our Web site by: (A) adding additional free services and offering relevant information and content; (B) maintaining a large and diverse range of active communities focused on special interest categories; (C) using e-mails, banner advertisements in our network of chat rooms and page counters and other methods of Web-based promotion; and (D) offering special incentives and promotions. In addition, we intend to continue to seek acquisitions and strategic alliances to increase membership.

 Convert more members to buyers through new initiatives

   We believe we are one of the few high traffic sites positioned to effectively convert reach into e-commerce revenue and to capture the lifetime value of a customer. We intend to convert more members to buyers through the development of new channels of e-commerce, thereby enhancing the Xoom.com database and increasing the number of members qualified to receive relevant direct product offers. To accomplish this, we will invest in the development of the Xoom.com site and seek acquisitions, partnerships and alliances that diversify the number and types of e-commerce channels available through or distributed by us. We also intend to improve the shopping experience of our members and provide unique promotional incentives for our members to make purchases.

 Continue to offer new products and services

   Our primary product offerings currently include computer software, computer accessories and peripherals, consumer electronics and clip art on CD-ROM. We have also introduced a DVD movie club, gift items, health related products, a travel club, long distance services and personal finance newsletters, among other products. New offerings will include services such as home and auto insurance, wireless telecommunications services and membership clubs, and products such as magazine subscriptions, appliances, games, photography supplies and gardening tools, among others. We intend to significantly increase the number of product and service offerings available to our members both through direct offers from manufacturers and distributors and through strategic alliances with partners that have access to offers created specifically for our members.

 Build the Xoom.com brand

   To support our e-commerce strategies and capitalize on our reach, we intend to build our brand recognition through a variety of diversified media. We are focused on cost-effective methods of branding that not only increase awareness of the Xoom.com name but also help build reach and membership. These branding strategies will include a radio component to position Xoom.com in major markets throughout the United States as a unique e-commerce community on the Web. The radio strategy is based on providing the Xoom.com community services and e-commerce platform to local radio stations in return for highly discounted promotional opportunities on the air and on station Web sites. In addition to radio, we plan to selectively promote Xoom.com in relevant media, potentially including print and television, using methods to create opportunities for both branding and commerce.

 Expand internationally

   We believe that the anticipated international growth of Internet usage has the potential to generate significant additional revenue for us. According to IDC, the number of Web users outside of the United States is projected to increase from approximately 46 million in 1998 to approximately 184 million in 2002. For the year ended December 31, 1998, international sales comprised 25% of our total net revenue and 31% of e-commerce revenue. See Note 1 of Notes to Consolidated Financial Statements. We believe that we are particularly well-positioned to benefit from international sales growth because, unlike traditional retailers, we are not encumbered with an international distribution infrastructure that can depress margins. In addition, we believe that we have a distinct advantage over catalog and store-based retailers located in the United States because such retailers are typically prohibited from shipping products internationally due to restrictions in their agreements with product manufacturers. In February 1999, in partnership with WebNext s.r.l., an Italian corporation, we launched our Italian site, Xoom.it, the first of our international partnerships. We are currently targeting the United Kingdom, France and Spain for additional potential international expansion opportunities.

 Pursue strategic acquisitions and alliances

   To date, we have entered into a number of acquisitions, license arrangements and strategic alliances in order to build our membership base and services, provide community-specific content, generate additional traffic and establish additional sources of net revenue. A typical alliance provides the partner with branding flexibility, incremental traffic, potential increases in membership and revenue and integration of service offerings at no extra cost to the partner. We intend to continue making acquisitions to increase reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which we market our services.

 Use database expertise to gain access to members of third party sites

   We currently manage e-mail databases on behalf of third party sites in exchange for the right to conduct direct e-commerce campaigns to the members of those sites. We currently manage approximately three million e-mail addresses for third party Web sites through such agreements. We generally share the revenue generated through direct offers with the partner site. In addition, we currently manage community service offerings on behalf of several third party sites. We intend to use our expertise in direct e-commerce and in driving membership through community services to gain access to members of additional third party sites, thereby increasing the number of e-mail addresses under management and the number of individuals receiving offers from us.

 Develop leading edge targeting technology and software

   We are currently developing a proprietary database stratification, offer targeting and delivery system. The system will review demographic and personal interest information provided by our members as well as prior purchasing history to determine a set of offers most likely to appeal to individual members. Information collected on the Xoom.com site will be appended with data available through third party providers to enhance our database. The system will then automatically deliver targeted offers having the highest likelihood of success to subsets of the membership base. The system will tailor each offer, creating a unique one-to-one automated marketing system, available exclusively to us, which maximizes user interaction, response, and conversion rates. In addition, the system will track users throughout each stage of the selling process to assess the relevance of the offer to the end user. Database information developed through this process will also eventually be used to create highly targeted advertising campaigns based on a user's Web site activity and known purchase history.

 Increase advertising revenue

   We intend to increase advertising revenue by focusing on a number of key strategies, including expanding our advertising customer base, increasing advertising rates, page views and the average size and length of advertising contracts, hiring additional direct sales representatives and continuing to invest in improving our ad serving and targeting technology. We also intend to offer special sponsorship and events-driven promotional advertising programs to build brand awareness, generate leads and drive traffic to an advertiser's site and to sell sponsorships of special interest pages where topically focused content is aggregated on a permanent area within a community.

Our Products and Services

   By offering free services, we create a diverse range of communities and a critical mass of members with whom to interact. We provide each member with unlimited disk space on our servers and the use of powerful Web publishing tools for the rapid creation of a personalized Web site. Additionally, we offer members free e-mail, chat, page counters, online clip art, electronic newsletters and online greeting cards, while also providing excellent customer service and high-quality site performance. Members can participate in one or more of over 200 communities and link to their personal Web sites, allowing them to take advantage of our services without the need to access the Xoom.com site directly.

 How visitors become members

   To become a member, a visitor must provide a valid e-mail address as well as permission to be re-contacted with targeted news and product offers by e-mail. A new member can then use one or more of our free services, such as building a Web page, joining a community or sending an online greeting card, or can purchase products at a discount. Our services are designed so that their use attracts new members. For example, online greeting cards contain a message that informs the recipient of the card's origins and provides information on how the recipient can learn more about Xoom.com and become a member. We also encourage members to link their Web sites and communities to users outside of Xoom.com, thereby increasing our visibility among potential members.

 Converting membership into e-commerce revenue

   Following membership registration, we send the new member an e-mail with password and membership confirmation, along with an initial product offer. Thereafter, we send the member an e-mail approximately once a week, containing product offerings or informational newsletters. Each e-mail contains directions for removal from our address list, should the member wish to stop receiving offers. Product offers are made to members worldwide using direct e-commerce techniques. Currently, we typically make product offers to our entire membership base or target segments of our membership based on the Web services they use. As we include additional purchasing history and third party data in our member database, we believe we will be able to effectively target consumers having an affinity for certain products and services. Frequent directed e-mail offers, combined with ease of ordering, provide a context for on-demand purchases of products and services. The following chart details our major product and service offerings for the year ended December 31, 1998 and prices for each category:

                                        PRICE
           PRODUCT CATEGORIES           RANGE               OFFERINGS
           ------------------           -----               ---------
 Computer Software..................... $ 15-$ 50 Photo editing software, Web utilities, operating systems,
                                                  video games, reference,
                                                  hobby, voice recognition

 Computer Accessories and Peripherals.. $ 19-$ 99 Modems, digital video cameras, hard drives,
                                                  keyboards, mice, cables, CD
                                                  cleaner

 Consumer Electronics.................. $179-$399 Digital cameras, DVD players

 DVD Movies............................ $ 16-$ 37 Comedy, drama, horror, action

 Collectibles.......................... $  6-$130 Beanie Babies, Furbys, South
                                                  Park collections

 Gifts................................. $ 14-$ 99 Jewelry, picture frames,
                                                  Xoom.com branded gifts

 Clip Art.............................. $ 19-$ 79 CD-ROM clip art collections

 Services.............................. $ 10-$199 Long distance telephone service, financial
                                                  newsletters

 Xoom.com Buyer's Club and list partnering

   The Xoom.com Buyer's Club affiliate program allows third party sites to place a Xoom.com registration engine on their site. The registration engine allows users to opt-in to receive direct e-mail offers from Xoom.com. The revenue we generate from members registering through this program is shared with the site hosting the registration engine. Sites participating in the Xoom.com Buyer's Club include InfoSpace.com, Talk City, Deja News, Mplayer.com and NetNoir among others. In addition, a number of third party sites allow us to send pre-approved product offers to their membership base in exchange for managing the e-mail database of such sites and sharing revenue generated from product sales. Among the sites participating in this program are Talk City, Deja News, Ulead Software, BUYDIRECT.com and Sausage Software. We currently manage approximately three million e-mail addresses on behalf of third party sites through these two programs.

STRATEGIC ALLIANCES

   We have entered into a number of strategic alliances, including the following:

  . Hanover Direct. We have formed a strategic alliance with Hanover Direct, a leading catalog direct e-commerce company, to create a new Internet e-commerce shopping channel. Under the alliance, we and Hanover Direct plan to combine our respective products and those of third parties for sale via the channel, which will operate 24 hours-a-day, seven days per week on the Xoom.com site. New merchandise in limited quantities will be rotated on an hourly basis around the clock, so that consumers are motivated toward immediate purchases. We will share revenue from this channel with Hanover Direct.

  . Phillips Publishing. We have developed a co-branded investing community called Investor Place with Phillips Publishing, the largest publisher of newsletters in the U.S. The site features investment advisers and their newsletter content, a stock ticker and portfolio service, subscription opportunities and other merchandise offerings. We will share revenue with Phillips from advertising and product and service sales in this co-branded investing community.

  . ZDNet. We have created and host a co-branded site, with the look and feel of the ZDNet Web site, that will market our clip art to ZDNet visitors. We and ZDNet will share revenue from advertising and product sales on the co-branded site. Also, ZDNet has created and hosts a co-branded site, with the look and feel of the Xoom.com Web site, that promotes ZDNet's Software Library to Xoom.com members. The Library consists of thousands of shareware and freeware programs that have been carefully reviewed and are available for free download. Xoom.com is offering the co-branded Software Library as a new, free member service, and will share revenue from advertising on the co-branded site.

  . Quintel Communications. We have signed an agreement with Quintel Communications, the nation's leading direct marketer of telecommunications products to consumers and small businesses, to offer Qwest Communications' long distance service to our members. We expect to offer in conjunction with Quintel Communications additional telecommunications services in the near future, such as IP telephony and unified messaging. The Qwest long distance rate is being offered to our members throughout the Xoom.com network of sites, within our member newsletter and through our direct e-mail offers.

  . InfoSpace.com. We have formed a strategic alliance with InfoSpace.com, Inc., a leading aggregator, integrator and syndicator of Web content services, under which InfoSpace.com is the exclusive provider of online white pages, yellow pages and classified ads for our members. The white pages, yellow pages and classified ads are in a co-branded environment available through the Xoom.com site. As part of the agreement, InfoSpace users are offered membership in the Xoom.com Buyers Club and the opportunity to receive offers from us.

   Our strategic alliances are under agreements with a duration of one year or less. Although we view our strategic relationships as a key factor in our overall business strategy, it is not certain that our strategic partners will view their relationships with us as significant to their own business or that they will not reassess their commitment to us in the future. In addition, it is possible that one of our strategic partners will break its agreement with us, and we might not be able to specifically enforce the terms of the agreement. Our arrangements with strategic partners generally do not establish minimum performance requirements for our strategic partners but instead rely on their voluntary efforts. In addition, most of our agreements with strategic partners may be terminated by either party with little notice. Therefore, there is no guarantee these relationships will be successful. In the event that a strategic relationship is discontinued for any reason, our business, results of operations and financial condition may be materially adversely affected. In addition, we cannot guarantee that we will be successful in establishing additional strategic relationships. See "Risk Factors--If important strategic relationships are discontinued for any reason, our business and financial condition may be adversely affected."

Sales and Marketing

   Our sales and marketing strategy is designed to strengthen awareness of the Xoom.com brand, increase online traffic, build member loyalty, maximize repeat purchases, increase the size and frequency of e-commerce transactions and develop additional revenue opportunities.

 Marketing the Xoom.com site

   Historically, we have marketed our services primarily by word-of-mouth and indirect promotions by members with links to the Xoom.com site and through the use of our services. For example, each e-mail that a member sends using our e-mail service contains a message from us that promotes our service offerings. We believe that such relationship marketing will continue to generate a substantial amount of additional traffic and new members.

   We expect to use a portion of the net proceeds from the offering to develop other cost-effective methods of marketing the Xoom.com brand through relevant media, potentially including print, radio and television, in the future. All promotions will be designed to increase traffic and brand awareness of the Xoom.com name. We also intend to introduce a number of other brand awareness and membership retention programs on our own site to make use of our large and growing member base and visitor traffic. See "Risk Factors--If important strategic relationships are discontinued for any reason, our business and financial condition may be adversely affected."

 Product marketing

   We apply a sophisticated direct e-commerce program, modeled after traditional direct mail campaigns, to generate product sales. Regular e-mails communicate targeted offers to members at an extremely low cost. As we gather additional information about our members, we intend to further target our offers and increase our range of product offerings. We have developed marketing campaign-management software that uses statistical techniques to analyze a test campaign and to predict the expected response rate to such campaign if it is rolled out to a larger group of members. Results are usually available in less than one day. This allows us to quickly and efficiently test-market potential product offerings. On the basis of these tests, we select product offers for a larger audience and tests price to maximize response, sales or profitability. Tests also allow us to structure campaigns that maximize member retention.

 Advertising

   We have a direct sales organization, located in New York and San Francisco, that is dedicated to developing and maintaining close relationships with top advertisers and leading advertising agencies nationwide. As of February 28, 1999, we had 15 employees in our direct sales organization. From time to time we also enter into arrangements with a number of third-party advertising sales representatives, although, as of February 28, 1999, we had no such arrangements. Our sales organization is focused solely on selling advertising on all Xoom.com properties. Our sales organization consults regularly with advertisers and agencies on design and placement of their Web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service and satisfaction.

   Advertisers and advertising agencies typically enter into short-term agreements, on average one to two months, under which they receive a guaranteed number of impressions for a fixed fee. We have experienced, and expect to continue to experience, a variable renewal rate for our advertising contracts. Advertising on the Xoom.com site currently consists primarily of banner-style advertisements that are prominently displayed at the top of pages on a rotating basis throughout the Xoom.com site. From each banner advertisement, viewers can hyperlink directly to the advertiser's own Web site, thus providing the advertiser an opportunity to directly interact with an interested customer. Our standard rate card cost per thousand impressions for banner advertisements currently ranges from $8 to $12, depending upon location of the advertisement and the extent to which it is targeted for a particular audience. We may provide discounts from standard rates for higher volume, longer-term advertising contracts.

 Advertising sponsorships

   We have signed a number of long-term sponsorships of a minimum of six months in length as a result of the growth in reach of the Xoom.com site and the desire of advertisers to reach our membership and user base. Such sponsorships generally provide for specific placement on the Xoom.com site and the delivery of a minimum number of impressions over the course of the contract. We have signed such agreements with BUYDIRECT.com, eBay, Goto.com, Inc., InfoSpace and NECX, among others.

 Advertising customers

   During the twelve months ended December 31, 1998, we had approximately 133 advertisers on our Web site. For the year ended December 31, 1998, our five largest advertising customers, namely Goto.com, The

Mining Co., Maaznet Directory Services, NECX and Yoyodyne Entertainment, accounted for approximately 35% of advertising revenue (approximately 9% of total net revenue). The following is a list of our top 15 advertising customers by net revenue for the year ended December 31, 1998:

Apartments.com                     The Mining Co.                USA Net
BUYDIRECT.com                      Musicblvd Network             Visual Properties
eBay                               NECX                          VR Services
Goto.com                           Sportsline USA                Yoyodyne Entertainment
Maaznet Directory Services         Spree.com                     Ziff-Davis

Customer Service and Support

   We believe that the strength of our customer service and technical support operations is critical to our success in maintaining our membership base, increasing membership and encouraging repeat usage and purchases. We have established a team of customer service and technical support professionals who process inquiries and monitor the status of orders, shipments and payments, operating from 7 a.m. to 6 p.m. Pacific time Monday through Friday. Members can access customer service by e-mail and customers can access a toll-free telephone number. We intend to enhance and automate the e-mail response portions of our customer service and technical support operations in the near future.

Warehousing and Fulfillment

   We have no fulfillment operation or warehouse facility of our own, and currently rely primarily on Banta for warehousing and fulfillment services. As a result of our product testing, we do not generally carry large amounts of inventory of any given product. Most shipments are made from Banta's warehouse in Orem, Utah. In the event that our product sales increase substantially, particularly abroad, Banta has facilities within and outside of the United States that can handle additional shipment and warehousing needs. See "Risk Factors--We depend on our vendors and suppliers."

   We use automated interfaces for accepting, sorting and processing orders to enable us to achieve the most rapid and economical purchase and delivery terms. We process approximately 95% of orders online, with the remainder by telephone, fax or mail. Once we receive an order, we send a confirmation by e-mail to the customer. At the end of each day, we send orders to Banta or to other suppliers for processing. When we send orders to Banta, Banta provides confirmation to us along with shipping information for all ground-shipped U.S. orders. International orders through Banta are sent by international air mail. We forward shipping information by e-mail to customers.

Technology and Infrastructure

   We have developed an open standard hardware and software system that is designed for reliability. System architecture is based on a distributed model that is highly scalable, flexible and modular, emphasizing extensive automation and a high degree of redundancy that is designed to minimize single points of failure. The system integrates site management, network monitoring, quality assurance, transaction processing and fulfillment services. Currently, the system has 2.5 terabytes of unformatted disk space, supports over 25 million hits per day, has a peak bandwidth of over 90 megabits per second and transfers 350 megabytes of data each day.

   We use network servers that are housed separately by application at Exodus Communications, Inc. in Santa Clara, California and Frontier Global Center in Sunnyvale, California, third-party and public domain server software that we have optimized internally and internally developed tools and utilities. Requests for files are distributed to the appropriate servers using load distribution and balancing hardware. We also employ in-house monitoring software that includes automated diagnostic programs and intelligent agents, which test and measure system response, create reports for evaluation by technical staff and generate pager calls in the event of system failures. Additional software monitors abuse of the site by members and potential hackers. Reporting and tracking systems generate daily membership, order and campaign reports. Membership and mailing engines allow for efficient deployment of member data and targeting of e-mail campaigns.

   We store member-generated content on a redundant array of independent disks. We store member profile information on multiple disk arrays using Oracle database software and back it up to long-term tape storage devices on a daily basis. We will continue to upgrade and expand our server and networking infrastructure in an effort to improve our fast and reliable access to our Web site and communities. Any system failure that causes an interruption in service or a decrease in responsiveness of our Web site could result in less traffic on our Web site and, if sustained or repeated, could impair our reputation and the attractiveness of our brand.

   Our site is connected to the Internet via multiple DS-3 and OC-3 links on a 24 hour-a-day, seven days per week basis by Exodus and Frontier Global Center. Exodus and Frontier Global Center also provide and manage power and environmentals for Xoom.com's networking and server equipment. We manage and monitor servers and network remotely from our headquarters in San Francisco, California. We strive to rapidly develop and deploy high-quality tools and features into our system without interruption or degradation in service. Any disruption in the Internet access provided by Exodus or Frontier Global Center, or any interruption in the service that Exodus or Frontier Global Center receives from other providers, or any failure of Exodus or Frontier Global Center to handle higher volumes of Internet users to the Xoom.com site could have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors--Any failure of our network infrastructure could have a material adverse effect on our results of operations."

Competition

   The market for community-based direct selling channels on the Internet is new and rapidly evolving. Competition for members, consumers, visitors and advertisers is intense and is expected to increase over time. Barriers to entry are relatively low. Other companies that are primarily focused on creating Web-based communities on the Internet and with whom we compete are Tripod and WhoWhere, subsidiaries of Lycos, GeoCities, recently acquired by Yahoo!, and theglobe.com. We also face competition and compete for visitors and traffic with Web directories, search engines, shareware archives, content sites, online service providers, and traditional media companies such as ABC, America Online, CBS, CNET, Excite, Infoseek, Lycos, NBC, Netscape, Microsoft, Time Warner and Yahoo!.

   We also expect intense competition in the e-commerce market from an ever increasing number of companies selling goods and services over the Internet, particularly goods and services that relate to the use of computers. These competitors include:

  . traditional computer retailers including CompUSA and Micro Electronics's MicroCenter;

  . various mail-order retailers including CDW Computer Centers, Micro Warehouse, Insight Enterprises, Inc., PC Connection, Inc. and Creative Computers;

  . Internet-focused retailers including Amazon.com, Egghead's Egghead.com, software.net, and New England Circuit Sales' NECX Direct;

  . manufacturers that sell directly over the Internet including Dell Computer, Gateway 2000, Apple Computer and many software companies;

  . a number of online service providers including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers;

  . some non-computer retailers such as Wal-Mart Stores that sell a limited selection of computer products in their stores; and

  . computer products distributors that may develop direct sales channels to the consumer market.

   Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we could otherwise establish or obtain, and thus could have a material adverse effect on our business, prospects, financial condition and results of operations.

   Many of our competitors have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. In addition, substantially all of our current advertising customers and strategic partners also have established collaborative relationships with some of our competitors or other high-traffic Web sites. Our advertising customers might also conclude that other Internet businesses, such as search engines, commercial online services and sites that offer professional editorial content, are more effective sites for advertising. Moreover, we may be unable to maintain the high level of traffic on our Web site or our member base, which would make our site less attractive than those of our competitors. Any of these factors could adversely affect our ability to maintain or improve our position in the market relative to that of our competitors.

Intellectual Property and Proprietary Rights

   We view our technology as proprietary and try to protect it under existing United States and international laws relating to protection of intellectual property. We have also developed internal procedures to control access and dissemination of our proprietary information. Despite our precautions, third parties may succeed in misappropriating our intellectual property or independently developing similar intellectual property. Protecting our intellectual property against infringement could result in substantial legal and other costs and could divert our limited management resources and attention. This could adversely impact our business and the results of our operations.

   Some of the technology incorporated in our Web site is based on technology licensed from third parties. As we continue to introduce new services, we may need to license additional technology. If we are unable to timely license needed technology on commercially reasonable terms, we could experience delays and reductions in the quality of our services, all of which could adversely affect our business and results of operations. Our reputation and the value of our proprietary information could also be adversely affected by actions of third parties to whom we license our proprietary information and intellectual property. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to such intellectual property. We cannot assure you, however, that we could obtain licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business and results of operations.

   Although we do not believe we infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert claims against us in the future. From time to time, we have been subject to claims of alleged infringement of intellectual property rights of others on the basis of our actions and the content generated by our members. These categories of claims, whether or not meritorious, could result in litigation and become a drain on our management and financial resources. If successful, claims of this nature could subject us to liability, injunctive relief restricting our use of intellectual property important to our operations, and could ultimately cause us to lose rights to some of our intellectual property. Any of these events could have a material adverse effect on our business and results of operations.

Legal Proceedings

   We are litigating a dispute with Imageline, Inc., which claims to own the copyright in certain clip art images licensed to us by Sprint Software Pty Ltd, an unrelated third party. Some of the disputed images were included in versions of our Web Clip Empire CD-ROM product licensed by us to third parties, including other software clip publishers. The images licensed from Sprint Software generated less than 1.0% of our total net revenue in 1998, and since September 30, 1998, we have not received any net revenue for images licensed from Sprint Software.

   To resolve this matter, we filed a lawsuit against Imageline in August 1998 in the United States District Court for the Eastern District of Virginia. We asked for a declaration with respect to Imageline's allegations of copyright infringement regarding the clip art images. In September 1998 Imageline filed a counterclaim, which they amended in January 1999, seeking up to $60 million in damages. In March 1999, the parties completed the discovery process and filed separate motions for partial summary judgment. The lawsuit is scheduled for trial on April 13, 1999.

   We believe that the claims asserted in Imageline's counterclaim are without merit and continue to defend against them vigorously. As part of the lawsuit, we are seeking to enforce our right to indemnification under our license agreement with Sprint Software for any damages that may be imposed on us, although we do not know whether Sprint Software will be able to fulfill its indemnity obligations. Depending on the outcome of the litigation, we may also need to indemnify third parties for damages in connection with the use of the Imageline images. An unfavorable outcome in this litigation could adversely affect our business and results of operations.

   Zoom Telephonics, Inc. filed a lawsuit against us in September 1998 in the United States District Court for the District of Massachusetts alleging trademark infringement and related statutory violations. We were not served with Zoom Telephonics' complaint until January 1999. Zoom Telephonics has demanded that we stop using the XOOM trademark and has asked for an unspecified amount of money damages. We responded to the complaint in February 1999. We believe that the claims asserted by Zoom Telephonics are without merit and intend to defend against them vigorously. We cannot assure you, however, that the results of this litigation will be favorable to us. An adverse result of the litigation could have a material adverse effect on our business and results of operations, particularly if the litigation forces us to make substantial changes to our name and trademark usage. Any name change could result in confusion to consumers and investors, which could adversely affect the results of our operations and the market price of our common stock.

Employees

   As of February 28, 1999, we had 95 full-time employees, including 58 in sales and marketing, 15 in operating and development and 22 in finance and administration. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.

Facilities

   Our headquarters are currently located in a leased facility in San Francisco, California, consisting of approximately 18,700 square feet of office space, which is under a lease that expires September 30, 2007. We also lease approximately 6,531 square feet of office space in New York, New York for our East Coast sales offices under a lease that expires July 15, 2004.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

   Our executive officers, directors and key employees and their respective ages as of March 1, 1999, are as follows:

  NAME                               AGE                 POSITION
  ----                               ---                 --------
Chris Kitze.........................  39 Chairman of the Board, Secretary and
                                         Director
Laurent Massa.......................  39 Chief Executive Officer, President and
                                         Director
John Harbottle......................  44 Vice President, Finance and Chief
                                         Financial Officer
Vijay Vaidyanathan..................  33 Chief Technology Officer
Rajesh Aji..........................  36 Vice President, Corporate and Legal
                                         Affairs and General Counsel
Scott Duffy.........................  28 Vice President, Sponsorships and Online
                                         Sales Development
Russell S. Hyzen....................  33 Vice President, Business Development
Alicia Molnar.......................  33 Vice President, Advertising Sales
Janine Popick.......................  31 Vice President, E-commerce
Marc Sznajderman....................  32 Vice President, Corporate Development
Bob Ellis(2)........................  62 Publisher and Director
James Heffernan(1)(2)...............  57 Director
Jeffrey Ballowe.....................  43 Director
Philip Schlein(1)...................  64 Director
Robert C. Harris, Jr................  52 Director

----------
(1) Member of Audit Committee.

(2) Member of Compensation Committee

   Chris Kitze co-founded Xoom.com and has served as Chairman of the Board and Secretary since that time. Since December 1996, Mr. Kitze has been an independent investor. From April 1996 until December 1996, Mr. Kitze also served as our President and Chief Executive Officer. In June 1995, Mr. Kitze co-founded Point Communications Corporation, a Web directory company, which was acquired by Lycos in October 1995, after which Mr. Kitze served as Lycos' Vice President of Marketing until June 1996. From June 1994 until June 1995, Mr. Kitze served as Publisher at Softkey International (now The Learning Company). In September 1991, Mr. Kitze co-founded Aris Entertainment, a CD-ROM publishing company and served as its President until June 1994. Mr. Kitze holds a B.S. in Chemical Engineering from the University of Colorado.

   Laurent Massa co-founded Xoom.com and has served as its Chief Executive Officer and President since December 1996. Mr. Massa has also served on our Board of Directors since February 1998. From September 1996 to June 1998, Mr. Massa also served as our Chief Financial Officer. From May 1995 until September 1996, Mr. Massa served as Vice President of New Ventures of Olivetti Telemedia, a telecommunications company based in Milan. Prior to joining Olivetti, Mr. Massa joined WordStar International in March 1991 as Director of Marketing, Europe, and became Vice President, International of Softkey International (now The Learning Company), following Softkey's merger with WordStar and Spinaker in February 1993. Mr. Massa holds an MBA from the European Business School.

   John Harbottle has served as our Vice President, Finance and Chief Financial Officer since August 5, 1998. From February 1996 to February 1998, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of Mastering Computers, Inc., an information technology training and CBT software development and manufacturing company, and then worked as an independent consultant for Mastering Computers, Inc. from February to July 1998. From October 1994 to February 1996, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of Zenger-Miller, an international management/leadership training, consulting and education company. From January 1992 to October 1994, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of IFS, an international consumer products and direct marketing company. Mr. Harbottle is a director of WebSoftware Corporation. Mr. Harbottle holds a B.S. in Business Administration from the University of California, Berkeley.

   Vijay Vaidyanathan has served as our Chief Technology Officer and as a Director since March 1998 and was a Director from March 1998 to February 1999. Prior to joining us, Mr. Vaidyanathan co-founded Paralogic Corporation, an Internet software company, and served as its President and Chief Executive Officer from January 1995 until we acquired it in March 1998. Prior to founding Paralogic Corporation Mr. Vaidyanathan served as Engineering Manager at Frontline Design Automation, an electronic design automation company from July 1994 until December 1994 and as Engineering Manager at Zycad Corporation, an electronic design automation company from February 1991 until July 1994.
Mr. Vaidyanathan also serves on the board of Paralogic Software Corporation, a software company, and Santa Clara Valley School, Inc., a non-profit school he co-founded in 1995. Mr. Vaidyanathan holds an M.S. in Instrumentation Technology from the Birla Institute of Technology and Science in India and an M.S. in Computer Science from the State University of New York at Albany.

   Rajesh Aji has served as our Vice President of Corporate and Legal Affairs and General Counsel since January 1999. Prior to joining us, Mr. Aji was an attorney with the law firms of Wilson Sonsini Goodrich & Rosati and McCutchen Doyle Brown & Enersen from September 1994 to January 1999, where he served as primary outside counsel for more than twenty-five private and public companies, specifically in the areas of venture capital and corporate financing, public offerings, mergers and acquisitions, and securities and intellectual property law. Mr. Aji holds a Bachelor of Technology degree from the Indian Institute of Technology, a Master of Science degree from the University of Iowa and a Juris Doctor degree from the University of California, Berkeley.

   Scott Duffy has served as our Vice President, Sponsorships and Online Sales Development since August 1998. Prior to joining us, Mr. Duffy served as Western Region Sales Manager for SportsLine USA, Inc. from August 1997 to August 1998. From January 1996 to March 1997, Mr. Duffy held a number of positions for Quote.com, Inc., an Internet financial services company, including Business Development Manager and most recently Director of Advertising Sales. Prior to that, Mr. Duffy served as an Account Executive for Seven Worldwide, Inc., a worldwide imaging company that manages the production of advertising, promotional and packaging artwork and interactive multimedia, from 1993 to 1995.

   Russell S. Hyzen has served as our Vice President, Business Development since December 1997 and as Xoom.com's director of Business Development from November 1996 to December 1997. Prior to joining us, Mr. Hyzen served as Business Development Manager for Quote.com, an Internet Financial Services Company, from December 1995 to October 1996. From November 1993 to December 1995, he worked as an independent consultant. In August 1991, Mr. Hyzen founded Pacific Coast Lending, a mortgage brokerage company, and he served as its President until November 1993. Mr. Hyzen holds a B.S. in Business Administration from California State University, Northridge.

   Alicia Molnar has served as our Vice President, Advertising Sales, since December 1997. From October 1995 to November 1997, Ms. Molnar held a number of management positions with Lycos, most recently as Director of Sales, Eastern Region. From December 1994 until September 1995, Ms. Molnar served as Director of Network Sales for Point Communications. Prior to joining Point Communications, Ms. Molnar was a Regional Sales Manager for College Bound Magazine from September 1993 until October 1994. From February 1992 to August 1993, she was employed as a Senior Account Manager for Linnette & Harrison, an advertising agency. From January 1990 to December 1992, she worked as an Account Manager for Chalek & Chalek, an advertising agency. Ms. Molnar holds a B.A. in Communications from Montclair State University.

   Janine Popick has served as our Vice President, E-commerce since April 1998. From November 1997 until April 1998, Ms. Popick served as Manager of Direct Marketing for FileMaker, Inc., a wholly-owned subsidiary of Apple Computer. From January 1996 to November 1997, Ms. Popick served as Manager of Direct Marketing of Insignia Solutions, a computer software company. Prior to joining Insignia Solutions, Ms. Popick served as Manager of Direct Marketing of Claris Corporation, a computer software company, from September 1994 to January 1996. From December 1993 to August 1994, Ms. Popick served as Manager of Direct Marketing for Symantec Corporation, a software company. She was an account executive at JDA Corp., an enterprise software solutions company, from September 1993 to December 1993. Ms. Popick holds a B.A. in Communications and English from Hofstra University.

   Marc Sznajderman has served as our Vice President, Corporate Development since December 1998. From August 1993 until November 1998, Mr. Sznajderman served as a member of the Investment Banking Division of Bear, Stearns & Co. Inc., most recently as Vice President. Prior to joining Bear Stearns, Mr. Sznajderman served as Vice President of Business Development for Qantix Corporation, a manufacturer and marketer of computer accessories, from August 1991 until June 1992. From August 1989 until July 1991 Mr. Sznajderman was a member of the Investment Banking Division of Goldman, Sachs & Co.
Mr. Sznajderman holds a B.S. in Finance from Syracuse University and a Masters in Management from the J.L. Kellogg Graduate School of Management at Northwestern University.

   Bob Ellis has served as one of our Directors and as Publisher since August 1997. From July 1995 to July 1997, Mr. Ellis was President of Paris Productions, an online publishing company. In January 1988, he founded Compact Publishing Company ("Compact"), a publishing company and served as its Chief Executive Officer until its acquisition by Softkey International (now The Learning Company) in July 1994, after which he served as Vice President of Publishing of Softkey until July 1995. Prior to founding Compact, Mr. Ellis was a Vice President of Time-Life, Inc. and President of Time-Life Software. Mr. Ellis holds a B.A. in Philosophy from Yale and an M.A. in History from the University of Chicago.

   James Heffernan has served as one of our Directors since June 1998. Mr. Heffernan co-founded USWeb Corporation, an Internet professional services company, in December 1995 and has served as its Executive Vice President, Chief Financial Officer, Secretary and a director since that time. From May 1993 to July 1994, he worked as an independent consultant and then joined Interlink Computer Sciences, Inc. in July 1994 as Chief Financial Officer, where he served until January 1996. From March 1992 to May 1993, Mr. Heffernan served as Chief Financial Officer and Chief Operating Officer of Serius. Mr. Heffernan has also served as an officer of several other technology companies, including Software Publishing Corp., Zital Inc. and Measurex Corp. Mr. Heffernan is a director of Savoir Technology Group, Inc and USWeb Corporation. Mr. Heffernan has a B.S. in Business and an MBA from Santa Clara University.

   Jeffrey Ballowe has served as one of our Directors since July 1998. Mr. Ballowe retired at the end of 1997 from Ziff-Davis, where during his 11 years at the company he was instrumental in transforming Ziff-Davis from a U.S. magazine publisher to an international, integrated media company. Aside from serving in magazine publishing roles including Publisher of PC Magazine, Mr. Ballowe held number of corporate posts in which he was responsible for establishing Ziff-Davis' European operations, managing Ziff-Davis' largest magazine group, launching the company's Internet publications, creating ZDNet, and launching ZDTV. At his retirement he was President, Interactive Media and Development Group, in charge of Ziff-Davis' Internet publications, ZDNet, ZDTV, and all development at the company. Among his development activities included spearheading Ziff-Davis' and Softbank's investments in Yahoo!, USWeb Corporation (where he served as a founding Director), Gamespot, and Herring Communications. Prior to his work at Ziff-Davis, Mr. Ballowe worked as a marketing executive at various technology and marketing services companies. Currently Mr. Ballowe is Chairman of Deja News and serves on the boards of drkoop.com, VerticalNet and ZDTV. He received a bachelor's degree from Lawrence University, a master's degree in French from the University of Wisconsin-Madison, and an MBA from the University of Chicago.

   Philip Schlein has served as one of our Directors since July 1998. Since April 1985, Mr. Schlein has been a general partner of U.S. VenturePartners, a venture capital firm specializing in retail and consumer products companies. From January 1974 to January 1985, Mr. Schlein served as President and Chief Executive Officer of Macy's California, a division of R. H. Macy & Co., Inc., a department store chain. Mr. Schlein also serves on the board of directors of Ross Stores, Inc., ReSound Corporation, Quick Response Services, Burnham Pacific Properties, Inc. and Bebe Stores. Mr. Schlein holds a B.S. in Economics from the University of Pennsylvania.

   Robert C. Harris, Jr. has served as one of our Directors since August 1998. Mr. Harris is a Senior Managing Director at Bear, Stearns & Co. Inc. From 1989 to October 1997, he was a co-founder and Managing Director of Unterberg Harris. From 1984 to 1989, he was a General Partner, Managing Director and Director of Alex. Brown & Sons Inc. Mr. Harris is also a director of N2K, Inc., MDSI Mobile Data Solutions, Inc. and SoftNet Systems, Inc. Mr. Harris holds a B.S. and MBA from the University of California at Berkeley.

   All Directors hold office until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. Executive officers are elected by and serve at the direction of the Board of Directors.

   There are no family relationships among any of our Directors or executive officers other than between Mr. Kitze and Ms. Molnar, who is Mr. Kitze's sister-in-law.

Board Committees

   The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, consisting of James J. Heffernan and Philip Schlein, recommends the selection of independent public accountants to the Board of Directors, reviews the scope and results of the audit and other services provided by our independent accountants, and reviews our accounting practices and systems of internal accounting controls.

   The Compensation Committee, consisting of James J. Heffernan and Bob Ellis, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans. See "Certain Transactions."

Director Compensation

   Except as set forth below, our Directors receive no cash compensation for their services as Board members or committee members and we do not reimburse them for expenses incurred in connection with attending Board and committee meetings. On May 15, 1998, Mr. Heffernan, an outside Director, entered into a consulting agreement with us under which he is entitled to receive compensation in the form of common stock and options to purchase common stock for his services, which services include serving as a member of the Board of Directors. See "Certain Transactions."

   On August 4, 1997, Bob Ellis, one of our outside Directors, entered into a letter agreement with us under which Mr. Ellis agreed to provide certain services to us, including serving as a member of the Board of Directors. This agreement provided for compensation in the form of options to buy 222,222 shares of common stock at an exercise price of $0.03 per share, which vest ratably over an 18 month period. The agreement terminated on February 3, 1999.

   On July 28, 1998, Jeffrey Ballowe, one of our outside Directors, entered into a letter agreement with us, which was amended as of December 2, 1998. Under this agreement, as amended, Mr. Ballowe agreed to serve as a member of the Board of Directors. The agreement provides for compensation in the form of options to buy 23,334 shares of common stock at an exercise price of $6.75 per share, which will vest monthly over a two year period or immediately upon a sale of Xoom.com. Mr. Ballowe also receives a monthly fee of $10,000 as compensation for his service as a Director. This fee is payable in shares of common stock based upon the stock's closing price on the last trading day of the month. Mr. Ballowe will also receive compensation equal to 5% of all funds he raises for us, payable in common stock. Mr. Ballowe's agreement has a term of 18 months.

   On July 28, 1998, Philip Schlein, one of our outside Directors, entered into a letter agreement with us, which was amended as of December 2, 1998. Under this agreement, as amended, Mr. Schlein agreed to serve as a member of the Board of Directors. The agreement provides for compensation in the form of options to buy 23,334 shares of common stock at an exercise price of $6.75 per share, which will vest monthly over a two year period or immediately upon a sale of Xoom.com. Mr. Schlein also receives a monthly fee of $10,000 payable in cash or in common stock, at Mr. Schlein's option, as compensation for his service as a Director. Mr. Schlein's agreement has a term of 18 months.

   On July 28, 1998, Robert Harris, one of our outside Directors, entered into a letter agreement with us, which was amended as of December 2, 1998. Under this agreement, as amended, Mr. Harris agreed to serve as a member of the Board of Directors. The agreement provides for compensation in the form of options to buy 23,334 shares of common stock at an exercise price of $6.75 per share, which will vest monthly over a two year period or immediately upon a sale of Xoom.com. Mr. Harris also receives a monthly fee of $10,000 payable in cash or in common stock, at Mr. Harris' option, as compensation for his service as a director. Mr. Harris' agreement has a term of 18 months.

Compensation Committee Interlocks and Insider Participation

   No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Executive Compensation

   The following table sets forth certain information concerning compensation of our Chief Executive Officer and each of our three other most highly compensated executive officers whose aggregate salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 1998 (collectively, the "Named Executive Officers").

                           Summary Compensation Table

                                                    Long-Term
                          Annual Compensation     Compensation
                          ------------------- ---------------------
Name and Principal             Salary  Bonus  Securities Underlying
Position                  Year   ($)    ($)        Options (#)
------------------        ---- ------- ------ ---------------------
Laurent Massa............ 1998 216,124 15,593        158,333
 President and Chief
  Executive Officer       1997 182,600    --          83,333
                          1996  42,000    --         258,334

Russell S. Hyzen......... 1998 120,011 40,000         53,333
 Vice President, Business
  Development             1997 120,000  3,333         53,333
                          1996  20,000    --          83,333

Alicia Molnar............ 1998 150,085 24,573         26,667
 Vice President,
  Advertising Sales       1997  10,865    --         120,000
                          1996     --     --             --

Janine Popick............ 1998  73,547 26,480        136,666
 Vice President, Direct
  Marketing               1997     --     --             --
                          1996     --     --             --

OPTION GRANTS IN LAST FISCAL YEAR

   The following table sets forth certain information concerning grants to purchase shares of common stock to each of the Named Executive Officers during the fiscal year ended December 31, 1998.

                                     PERCENT OF                        POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF  TOTAL OPTIONS                         ASSUMED ANNUAL RATES OF
                         SECURITIES  GRANTED TO                        STOCK PRICE APPRECIATION FOR
                         UNDERLYING EMPLOYEES IN  EXERCISE                    OPTION TERM(3)
                          OPTIONS    FISCAL YEAR  PRICE PER EXPIRATION ------------------------------
NAME                     GRANTED(1)    1998(2)      SHARE      DATE        5% ($)        10% ($)
----                     ---------- ------------- --------- ---------- -------------- ---------------
Laurent Massa...........  158,333        8.1%      $14.00   12/7/2008  $    1,394,047 $    3,532,788

Russell S. Hyzen........   13,333        0.7%      $ 3.33    6/1/2008          27,922         70,760
                           40,000        2.0%      $14.00   12/7/2008         352,181        892,496

Alicia Molnar...........   26,667        1.4%      $14.00   12/7/2008         234,790        595,005

Janine Popick...........   33,333        1.7%      $ 2.31   3/17/2008          48,424        122,717
                           43,333        2.2%      $ 3.33    6/1/2008          90,749        229,975
                           60,000        3.1%      $14.00   12/7/2008         528,271      1,338,744

----------

(1) Options granted under our 1998 Stock Incentive Plan have a maximum ten-year term measured from the date of grant. Such options generally vest over either a four-year period or a two-year period. The four-year period options become exercisable for 25% of the option shares commencing upon the optionee's completion of one year of service measured from the vesting commencement date and the balance in a series of 36 successive monthly installments upon the optionee's completion of each additional month of service over the 36-month period measured from the first anniversary of the vesting commencement date. The two-year period options vest in a series of 24 successive monthly installments and become exercisable for 100% of the option shares upon achievement of certain performance targets. Under the 1998 Stock Incentive Plan, the exercise price per share generally is the closing selling price of our common stock the day before the vesting commencement date. In the event of a "change of control," as defined in the 1998 Stock Incentive Plan, 75% of any outstanding unvested options shall accelerate to become exercisable in full.

(2) Based on options to purchase an aggregate of 1,957,225 shares of common stock granted during fiscal 1998.
(3) In accordance with the rules of the Securities and Exchange Commission, shown are the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the option was granted over the full option term, assuming a fair market value equal to the exercise price per share on the date of grant. The 5% and 10% assumed rates of appreciation are mandated by the Commission and do not represent our estimate or projection of future increases in the price of our common stock.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1998 AND FISCAL YEAR-END OPTION
VALUES

   The following table sets forth certain information as of December 31, 1998 concerning exercisable and unexercisable stock options held by each of the Named Executive Officers.

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                      OPTIONS AT FISCAL      IN-THE-MONEY OPTIONS AT
                                          VALUE         YEAR END (#)         FISCAL YEAR END ($)(1)
                         SHARES ACQUIRED REALIZED ------------------------- -------------------------
NAME                     ON EXERCISE (#)   ($)    EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
----                     --------------- -------- ------------------------- -------------------------
Laurent Massa...........        --          --         247,398 / 252,602      8,156,712 / 6,116,376

Russell S. Hyzen........        --          --         104,722 /  85,277      3,452,684 / 2,208,784

Alicia Molnar...........        --          --          68,334 /  78,333      2,252,972 / 2,210,101

Janine Popick...........        --          --          10,000 / 126,666        296,700 / 3,151,980

----------
(1) Based on the fair market value of our common stock at December 31, 1998, of $33.00 per share, less the exercise price for such shares.

Employment Agreements

   Laurent Massa

   On July 1, 1998, Laurent Massa, our President and Chief Executive Officer, entered into an employment agreement with us. This agreement provides for an annual salary of $216,000. Mr. Massa is also eligible for an annual bonus of up to 33% of his base salary, paid quarterly based on the following criteria: (A) exceeding quarterly revenue goals: 50% of the eligible Bonus; (B) achieving specific management team goals: 25% of the eligible bonus; and (C) achieving personal objectives that improve the organization: 25% of the eligible bonus. The Compensation Committee will set the goals and review them quarterly. Should we terminate Mr. Massa without Cause (as defined in the agreement), we must provide Mr. Massa 180 days' advance written notice, and we may in our discretion terminate Mr. Massa's employment at any time prior to the end of this notice period, provided we pay Mr. Massa an amount equal to his base compensation plus benefits Mr. Massa would have earned through the balance of the notice period. If we exercise our right to terminate Mr. Massa without Cause, Mr. Massa shall be immediately entitled to exercise 100% of any stock options we have granted to him that had not previously vested. Mr. Massa may exercise his vested stock options for a four month period from the date we notify him of our intention to terminate his employment.

   Should we terminate Mr. Massa for Cause, we must pay Mr. Massa all compensation due on the date of termination. In the event of a Change in Control or Corporate Transaction (as defined in the agreement) as a result of which Mr. Massa's employment with us is involuntarily terminated, with or without cause, Mr. Massa will be entitled to payment of an amount equal to one year's base compensation plus benefits, and all stock options we previously granted to Mr. Massa will immediately become fully vested and exercisable.

   Under the terms of his agreement, Mr. Massa may terminate his employment with us at any time for any reason by providing us with thirty days' advance written notice. Should Mr. Massa's employment with us terminate for any reason, the agreement further provides that Mr. Massa: (A) will not use any of our proprietary information without our prior written consent; (B) will not use any confidential information to compete against us or any of our employees; and (C) will not, for one year following termination, solicit any of our customers or employees.

   Mr. Massa will be eligible for an annual review of his agreement no later than July 20, 1999.

   Pursuant to a letter agreement entered into prior to fiscal 1998, we granted Mr. Massa options to purchase up to an aggregate of 341,667 shares of common stock at a per share exercise price of $0.03.

   John Harbottle

   On August 4, 1998, John Harbottle, our Chief Financial Officer, entered into an employment agreement with us. The agreement provides for an annual salary of $144,000. Mr. Harbottle is also eligible for a discretionary quarterly bonus of up to $10,000. Should we terminate Mr. Harbottle without Cause (as defined in the agreement), we must provide Mr. Harbottle 180 days' advance written notice, and we may in our discretion terminate Mr. Harbottle's employment at any time prior to the end of this notice period, provided we pay Mr. Harbottle an amount equal to his base compensation plus benefits Mr. Harbottle would have earned through the balance of the notice period. If we exercise our right to terminate Mr. Harbottle without Cause, Mr. Harbottle shall be immediately entitled to exercise 100% of any stock options we have granted to him that had not previously vested. Mr. Harbottle may exercise his vested stock options for a four month period from the date we notify him of our intention to terminate his employment.

   Should we terminate Mr. Harbottle for Cause, we must pay Mr. Harbottle all compensation due on the date of termination. In the event of a Change in Control or Corporate Transaction (as defined in the agreement) as a result of which Mr. Harbottle's employment with us is involuntarily terminated, with or without cause, Mr. Harbottle will be entitled to payment of an amount equal to 6 months' base compensation plus benefits, and all stock options we previously granted to Mr. Harbottle will immediately become fully vested and exercisable.

   Under the terms of his agreement, Mr. Harbottle may terminate his employment with us at any time for any reason by providing us with thirty days' advance written notice. Should Mr. Harbottle's employment with us terminate for any reason, the agreement further provides that Mr. Harbottle: (A) will not use any of our proprietary information without our prior written consent; (B) will not use any confidential information to compete against us or any of our employees; and (C) will not, for one year following termination, solicit any of our customers or employees.

   Pursuant to a letter agreement entered into prior to Mr. Harbottle's employment agreement, we granted to Mr. Harbottle options to purchase up to 86,667 shares of common stock at a per share exercise price of $6.75 and options to purchase up to 20,000 shares of common stock at a per share exercise price of $12.00.

   Vijay Vaidyanathan

   We have entered into an employment agreement, dated March 10, 1998, as amended on August 12, 1998, with Vijay Vaidyanathan, our Chief Technical Officer. The agreement provides that Mr. Vaidyanathan receives a yearly salary of $120,000. Mr. Vaidyanathan is also entitled to participate in our medical, dental and vision insurance plan and in any other employee benefit plan we adopt. Should we terminate Mr. Vaidyanathan without Cause (as defined in the agreement), we must provide Mr. Vaidyanathan 90 days' advance written notice, and we may in our discretion terminate Mr. Vaidyanathan's employment at any time prior to the end of this notice period, provided we pay Mr. Vaidyanathan an amount equal to his base compensation plus benefits Mr. Vaidyanathan would have earned through the balance of the notice period. In the event we exercise our right to terminate Mr. Vaidyanathan without Cause, Mr. Vaidyanathan shall be immediately entitled to exercise 100% of any stock options we have granted to him that had not previously vested. Mr. Vaidyanathan may exercise his vested stock options for a four month period from the date we notify him of our intention to terminate his employment.

   Should we terminate Mr. Vaidyanathan for Cause, we must pay Mr. Vaidyanathan all compensation due on the date of termination. In the event of a Change in Control or Corporate Transaction (as defined in the agreement) as a result of which Mr. Vaidyanathan's employment with us is involuntarily terminated, with or without cause, Mr. Vaidyanathan will be entitled to payment of an amount equal to 6 months' base compensation plus benefits, and all stock options we previously granted to Mr. Vaidyanathan will immediately become fully vested and exercisable.

   Under the terms of his agreement, Mr. Vaidyanathan may terminate his employment with us at any time for any reason by providing us with thirty days' advance written notice. Should Mr. Vaidyanathan's employment with us terminate for any reason, the agreement further provides that Mr. Vaidyanathan: (A) will not use any of our proprietary information without our prior written consent;
(B) will not use any confidential information to compete against us or any of our employees; and (C) will not, for one year following termination, solicit any of our customers or employees.

   Mr. Vaidyanathan will be eligible for an annual review of his agreement no later than August 12, 1999. Under the agreement, we granted Mr. Vaidyanathan options to purchase up to 93,334 shares of common stock at a per share exercise price of $2.31.

   Russell Hyzen

   On July 20, 1998, Russell S. Hyzen, our Vice President Business Development, entered into an employment agreement with us. The agreement provides for an annual salary of $120,000 and a discretionary bonus of up to $10,000 per quarter to be paid upon achievement of personal and company targets to be defined. Should we terminate Mr. Hyzen without Cause (as defined in the agreement), we are required to provide Mr. Hyzen 90 days' advance written notice, and we may in our discretion terminate Mr. Hyzen's employment at any time prior to the end of this notice period, provided we pay Mr. Hyzen an amount equal to his base compensation plus benefits Mr. Hyzen would have earned through the balance of the notice period. If we exercise our right to terminate Mr. Hyzen without Cause, Mr. Hyzen shall be immediately entitled to exercise

100% of any stock options we have granted to him that had not previously vested. If Mr. Hyzen is terminated without Cause, he may exercise his vested stock options for a four month period from the date we notify him of our intention to terminate his employment.

   Should we terminate Mr. Hyzen for Cause, we must pay Mr. Hyzen all compensation due on the date of termination. In the event of a Change in Control or Corporate Transaction (as defined in the agreement) as a result of which Mr. Hyzen's employment with us is involuntarily terminated for any reason, with or without cause, Mr. Hyzen will be entitled to payment of an amount equal to 6 months' base compensation plus benefits, and any and all stock options we previously granted to him will immediately become fully vested and exercisable.

   Under the terms of the agreement, Mr. Hyzen may terminate his employment with us at any time for any reason by providing us with thirty days' advance written notice. Should Mr. Hyzen's employment with us terminate for any reason, the agreement further provides that Mr. Hyzen: (A) will not use any of our proprietary information without our prior written consent; (B) will not use any confidential information to compete against us or any of our employees; and (C) will not, for one year following termination, solicit any of our customers or employees.

   Pursuant to a letter agreement entered into prior to fiscal 1998, we granted Mr. Hyzen options to purchase up to 136,667 shares of common stock at a per share exercise price of $0.03.

Benefit Plans

 1998 Stock Incentive Plan

   Our 1998 Stock Incentive Plan was approved by the Board of Directors and by our stockholders in February 1998. The Stock Incentive Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options and stock appreciation rights. The Stock Incentive Plan also provides for the transfer or sale of common stock to selected individuals in connection with the performance of services for us or our affiliates. A total of 2,000,000 shares of common stock have been reserved for issuance under the Stock Incentive Plan. As of December 31, 1998, no shares of common stock had been issued upon exercise of options granted under the Stock Incentive Plan, 1,563,151 shares remained reserved for future issuance upon the exercise of outstanding options, and 436,849 shares remained available for future grant. The Board of Directors or a committee designated by the Board is authorized to administer the Stock Incentive Plan, including the selection of individuals eligible for grants of options, issuances of common stock, the terms of such grants or issuances, possible amendments to the terms of such grants or issuances and the interpretation of the terms of, and adoption of rules for, the Stock Incentive Plan. The maximum term of any stock option granted under the Stock Incentive Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power (a "10% Stockholder"), the term of such stock options shall be for no more than five years.

   The exercise price of nonqualified stock options and incentive stock options granted under the Stock Incentive Plan must be at least 85% and 100%, respectively, of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% Stockholder must be at least 110% of such fair market value on the grant date. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The purchase price of shares of common stock granted under the Stock Incentive Plan must be at least 85% of the fair market value of the common stock on the grant date except that the purchase price of shares of common stock granted to a 10% Stockholder must be at least 100% of such fair market value on the grant date. The individual agreements under the Stock Incentive Plan may provide for repurchase rights for us under the terms and conditions set forth in the Stock Incentive Plan. The Stock Incentive Plan will terminate in 2008, unless earlier terminated by the Board.

   In the event of a merger in which we are not the surviving entity, the sale of all or substantially all of our assets or a reverse merger resulting in a change of control, each grant which is at the time outstanding under the Stock Incentive Plan shall, unless the plan administrator in its discretion decides differently, immediately prior to the specified effective date of such transaction, automatically become fully vested and exercisable with respect to 75% of the unvested shares at the time represented by such grant. To the extent it has not been previously exercised, the grant will terminate immediately prior to the consummation of such proposed transaction, unless the grant is assumed or an equivalent grant is substituted by the successor corporation.

 1998 Employee Stock Purchase Plan

   Our Stock Purchase Plan was approved by the Board of Directors in August 1998 and by our stockholders in October 1998. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 300,000 shares of common stock has been reserved for issuance under the Stock Purchase Plan and made available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or our capital structure. All of our employees (and employees of our "subsidiary corporations" and "parent corporations" (as defined by the Code) designated by the administrator of the Stock Purchase Plan) whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Employees hired after the consummation of our initial public offering are eligible to participate in the Stock Purchase Plan, subject to a six-month waiting period after hiring. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such employees in the Stock Purchase Plan are not eligible to participate in the Stock Purchase Plan.

   The Stock Purchase Plan designates Offer Periods, Purchase Periods and Exercise Dates. Offer Periods are generally overlapping periods of 24 months. The initial Offer Period began on the effective date of the Stock Purchase Plan, which was December 8, 1998, the effective date of our Registration Statement relating to its initial public offering, and ends on December 31, 2000. Additional Offer Periods will commence each July 1 and January 1. Purchase Periods are generally six month periods, with the initial Purchase Period commencing on the effective date of the Stock Purchase Plan and ending on June 30, 1999. Thereafter, Purchase Periods will commence each July 1 and January 1. Exercise Dates are the last day of each Purchase Period. In the event we merge with or into another corporation or sell all or substantially all of our assets, or certain other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the administrator of the Stock Purchase Plan may elect to shorten the Offer Period then in progress.

   On the first day of each Offer Period, a participating employee is granted a purchase right, which is a form of option to be automatically exercised on the forthcoming Exercise Dates within the Offer Period during which deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under the Stock Purchase Plan during any Purchase Period is the lesser of (A) 85% of the fair market value of the common stock on the date of the grant of the option (the commencement of the Offer Period) or (B) 85% of the fair market value of the common stock on the Exercise Date (the last day of a Purchase Period). The participant's purchase right is exercised in this manner on each Exercise Date arising in the Offer Period unless, on the first day of any Purchase Period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the Offer Period. If so, the participant's participation in the original Offer Period is terminated, and the participant is automatically enrolled in the new Offer Period effective the same date.

   Payroll deductions may range from 1% to 10% (in whole percentage increments) of a participant's regular base pay, exclusive of bonuses, overtime, shift-premiums, commissions, reimbursements or other expense allowances. Participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under the Stock Purchase Plan during an Purchase Period is 1,250 shares. The Code imposes certain additional limitations on the amount of common stock that may be purchased during any calendar year.

   The Compensation Committee administers the Stock Purchase Plan, and has the authority to terminate or amend the Stock Purchase Plan (subject to specified restrictions) and otherwise to administer the Stock Purchase Plan and to resolve all questions relating to the administration of the Stock Purchase Plan.

 Option grants outside the 1998 Stock Incentive Plan

   In the period between August 1996 and December 1998, options to purchase 1,235,224 shares of common stock were granted to our directors, officers and all of our employees, as well as to a number of consultants. The options were granted outside the Stock Incentive Plan by the Board of Directors under individual stock option agreements under substantially similar terms as the options granted under the Stock Incentive Plan.

Limitation of Liability and Indemnification Matters

   Our Bylaws provide that we will indemnify our Directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law, as amended. We have entered into indemnification agreements with our Directors and officers and are also empowered under our Bylaws to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have obtained a policy of directors' and officers' liability insurance that insures such persons against the cost of defense, settlement or payment of a judgment under certain circumstances.

   In addition, our Certificate of Incorporation provides that the liability of our Directors for monetary damages shall be eliminated to the fullest extent permissible under the Delaware General Corporation Law, as so amended. This provision in the Certificate of Incorporation does not eliminate a Director's duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each Director will continue to be subject to liability for breach of the Director's duty of loyalty, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the Director believes to be contrary to our or our stockholders' best interests, for any transaction from which the Director derived an improper personal benefit, for improper transactions between the Director and us and for improper distributions to stockholders and loans to Directors and officers. This provision also does not affect a Director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   There is no pending litigation or proceeding involving one of our Directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any Director or officer.

                             CERTAIN TRANSACTIONS

   Some of our Directors, executive officers and affiliates have entered into stock purchase transactions with us, as follows:

  . Following our incorporation, Chris Kitze, one of our founders, purchased 333,334 shares of common stock for cash at a price of $0.0003 per share, resulting in aggregate proceeds to us of $100; and, pursuant to a Common Stock Purchase Agreement dated August 26, 1996, Naveen Jain, an affiliate of ours, purchased 333,334 shares of common stock for cash at a price of $0.0003 per share, resulting in aggregate proceeds to us of $100. In connection with these transactions, we entered into a Stockholders' Agreement with Mr. Kitze and Mr. Jain. This Stockholders' Agreement was terminated on February 10, 1998.

  . Pursuant to a Common Stock Purchase Agreement dated December 31, 1996, Mr. Kitze and Mr. Jain purchased an additional 2,333,334 and 1,000,000 shares, respectively, of common stock in exchange for the cancellation of promissory notes in the amount of $700,000 and $300,000, respectively. In the same agreement, Mr. Jain contributed 666,667 shares of common stock to us.

  . Pursuant to Common Stock Purchase Agreements dated February 13, 1997 and November 23, 1997, Flying Disc Investments Limited Partnership, of which Mr. Kitze is a general partner, purchased an additional 1,333,336 and 94,445 shares of common stock, respectively, from us for cash at $0.45 and $0.90 per share, respectively, resulting in aggregate proceeds to us of approximately $685,000.

  . Flying Disc purchased an additional 108,228 shares of common stock in February 1998 pursuant to a Common Stock Purchase Agreement for cash at a price of $2.31 per share.

  . Under a Common Stock and Warrant Purchase Agreement dated as of April 25, 1998, Flying Disc purchased 30,030 shares of common stock for cash at a per share price of $3.33 along with a warrant to purchase an additional 6,006 shares at $3.33 per share, resulting in aggregate proceeds to us of approximately $100,000.

  . Under a Common Stock and Warrant Purchase Agreement dated as of June 18, 1998, Internet Ventures, LLC purchased 30,030 shares of common stock for cash at a per share price of $3.33 along with a warrant to purchase an additional 6,006 shares at $3.33 per share, resulting in aggregate proceeds to us of approximately $100,000. Mr. Jain is the managing member of Internet Ventures.

   All of the warrants described above were exercised before the completion of our initial public offering.

   In addition to these purchases, under a Stock Purchase Agreement dated February 13, 1997, Bob Ellis, one of our Directors, purchased 55,556 shares of common stock for cash at a price of $1.80 per share, resulting in aggregate proceeds to us of approximately $100,000. On August 4, 1997, due to a revaluation of the shares Mr. Ellis purchased, he was awarded an additional 55,556 shares of common stock at the new price of $0.90 per share. In addition, on the same date, Mr. Ellis purchased an additional 222,222 shares of common stock for cash at $0.90 per share, resulting in aggregate proceeds to us of approximately $200,000.

   We have entered into a Consulting Agreement, dated May 15, 1998, with James
J. Heffernan, an outside Director. The agreement will terminate on November 15, 1999. The agreement provides for Mr. Heffernan to receive a monthly compensation of $10,000, paid in the form of common stock, and options to buy 16,667 shares of common stock at an exercise price of $3.33 per share. Mr. Heffernan was granted stock options to buy an additional 16,667 shares of common stock at an exercise price of $3.33 per share upon completion of our initial public offering. In addition, Mr. Heffernan was entitled to a finder fee, payable in shares of common stock, of 5% of any investment he secured on our behalf between May 15, 1998 and June 30, 1998. Under this arrangement, Mr. Heffernan received 50,203 shares of common stock. See "Director Compensation."

   We have entered into a Content License Agreement dated February 22, 1998, with Classic Media Holdings, whereby we were granted certain non-exclusive, perpetual, world-wide licensing rights in connection with Classic Media Holdings' library of public domain movies. As consideration for the license, we issued 43,290 shares of common stock to Classic Media Holdings' principals. Mr. Kitze is a principal of Classic Media Holdings.

   We have entered into employment agreements, indemnification agreements and other compensation arrangements with our directors and officers. See "Management--Employment Agreements," "--Director Compensation" and "-- Limitation Of Liability And Indemnification Matters."

   We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, Directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside Directors on the Board of Directors, and be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information known to us with respect to beneficial ownership of common stock as of February 28, 1999 and as adjusted to reflect the sale of the shares offered hereby, by (A) each person known by us to own beneficially more than 5% of the outstanding shares of common stock,
(B) each of our directors, (C) each of the Named Executive Officers, (D) all executive officers and directors of us as a group and, (E) selling stockholders owning more than 1% of the outstanding shares of common stock (F) other selling stockholders, each owns less than 1% of the outstanding shares of common stock.

                         NUMBER OF SHARES BENEFICIALLY                   SHARES BENEFICIALLY OWNED
                         OWNED PRIOR TO THE OFFERING(1)      NUMBER OF     AFTER THE OFFERING(1)
                         -----------------------------------SHARES BEING-------------------------------
                             NUMBER           PERCENTAGE     OFFERED(2)     NUMBER        PERCENTAGE
                         ------------------ ---------------------------- --------------- --------------
Chris Kitze(3)..........          4,188,350           30.6%    837,670         3,350,680          20.8%
Naveen Jain(4)..........            702,702            5.1%    133,333           569,369           3.5%
Vijay Vaidyanathan(5)...            607,243            4.4%    200,000           407,243           2.5%
Bob Ellis(6)............            549,443            3.9%    137,117           412,326           2.5%
Laurent Massa(7)........            209,896            1.5%    100,000           109,896           0.7%
James Heffernan(8)......            139,157            1.0%        --            139,157           *
Russell S. Hyzen(9).....            125,277            *        50,000            75,277           *
Alicia Molnar(10).......             86,667            *        25,000            61,667           *
John Harbottle(11)......             37,779            *        30,000             7,779           *
Janine Popick(12).......             26,937            *        13,470            13,467           *
Jeffrey Ballowe(13).....             17,363            *         3,084            14,279           *
Philip Schlein(14)......             12,732            *        10,787             1,945           *
Robert C. Harris,
 Jr.(15)................             12,732            *           --             12,732           *
All executive officers
 and directors as a
 group (12
 persons)(16)...........          6,013,576           41.6%  1,407,128         4,606,448          27.7%
Other Selling
 Stockholders...........          1,419,759           10.3%    592,872           826,887           5.1%

----------
  * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 28, 1999 and warrants to purchase shares of common stock that are exercisable within 60 days of February 28, 1999 are deemed outstanding. Percentage of beneficial ownership is based upon 13,699,555 shares of common stock outstanding prior to the offering and 16,082,672 shares of common stock outstanding after the Offering, as of December 31, 1998 and assuming no exercise of the Underwriters' over-allotment option. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the Directors, Named Executive Officers and 5% stockholders in this table is as follows: c/o XOOM.com, Inc., 300 Montgomery Street, Suite 300, San Francisco, California 94104.

 (2) Includes an aggregate of 383,117 shares issued upon the exercise of outstanding options and sold in the offering.

 (3) Includes 4,188,350 shares of common stock held by Flying Disc, of which Mr. Kitze is a general partner. Mr. Kitze may be deemed to be the beneficial owner of the shares held by Flying Disc.

 (4) Includes 36,036 shares of common stock held by Internet Ventures. Mr. Jain is the managing member of Internet Ventures and may be deemed to be the beneficial owner of the shares held by Internet Ventures. Mr. Jain's address is 16115 N.E. 49th Ct., Redmond, WA 98052.

 (5) Includes 80,000 shares of common stock held by the Vijay Vaidyanathan and Sheena Vaidyanathan Family Trust. Mr. Vaidyanathan disclaims beneficial ownership of these shares. Also includes options exercisable for 25,277 shares of common stock exercisable within 60 days after February 28, 1999.

 (6) Includes 323,333 shares of common stock held by the Robert A. Ellis Revocable Trust. Also includes options exercisable for 226,110 shares of common stock exercisable within 60 days after February 28, 1999.

 (7) Includes options exercisable for 209,896 shares of common stock exercisable within 60 days after February 28, 1999.

 (8) Includes options exercisable for 22,917 shares of common stock exercisable within 60 days after February 28, 1999. Also includes 12,000 shares of common stock held by J.J. Heffernan, LLC, of which Mr. Heffernan is the managing member, and 100,239 shares of common stock held by the Heffernan Family Trust. Mr. Heffernan may be deemed to be the beneficial owner of the shares and warrants to purchase shares of common stock held by the Heffernan LLC and the Heffernan Family Trust. Also includes 4,000 shares of common stock held by Sandra Heffernan, who is Mr. Heffernan's wife.

 (9) Includes options exercisable for 113,611 shares of common stock exercisable within 60 days after February 28, 1999.

(10) Includes options exercisable for 76,667 shares of common stock exercisable within 60 days after February 28, 1999.

(11) Includes options exercisable for 32,779 shares of common stock exercisable within 60 days after February 28, 1999. Also includes 4,000 shares of common stock held by Claire Harbottle, who is Mr. Harbottle's wife.

(12) Includes options exercisable for 23,334 shares of common stock exercisable within 60 days after February 28, 1999.

(13) Includes options exercisable for 16,694 shares of common stock exercisable within 60 days after February 28, 1999.

(14) Includes options exercisable for 8,750 shares of common stock exercisable within 60 days after February 28, 1999.

(15) Includes options exercisable for 8,750 shares of common stock exercisable within 60 days after February 28, 1999.

(16) Includes options exercisable for 764,785 shares of common stock exercisable within 60 days after February 28, 1999.

                          DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue up to 40,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

   The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

   As of December 31, 1998, there were 13,699,555 shares of common stock outstanding that were held of record by approximately 90 stockholders. There will be 16,082,672 shares of common stock outstanding (assuming the exercise of 383,117 options to purchase shares of common stock by the selling stockholders, no exercise of the Underwriters' over-allotment option, no exercise of outstanding options to purchase 2,415,258 shares of common stock, and excluding issuances of common stock since December 31, 1998 of 3,468 shares of common stock to directors or 116,231 shares of common stock as a result of the exercise of outstanding warrants) after giving effect to the sale of the common stock we are offering.

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of Directors, and accordingly, holders of a majority of the shares voting are able to elect all of the Directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription of conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any shares of preferred stock.

Antitakeover Effects of Provisions of Our Charter and Bylaws

   Our Bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing; the Bylaws also provide that only our Chief Executive Officer and President may call a special meeting of stockholders.

   These provisions will make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

   These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, the provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. See "Risk Factors--Anti-takeover provisions in our charter documents could negatively impact our stockholders."

Section 203 of the Delaware General Corporation Law

   We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (A) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder; (B) upon consummation of the transaction that that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (C) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines a business combination to include: (A) any merger or consolidation involving the corporation and the interested stockholder; (B) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (C) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (D) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or (E) the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation. In general,
Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "Risk Factors--Anti-takeover provisions in our charter documents could negatively impact our stockholders."

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is BankBoston, N.A. Its address is c/o Boston EquiServe Trust Company, 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (617) 575-6127.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of a substantial number of shares of common stock after the offering could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of equity securities. Upon completion of the offering, we will have outstanding 16,082,672 shares of common stock, based on shares outstanding as of December 31, 1998 and assuming the exercise of options to purchase 383,117 shares of common stock by the selling stockholders. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless they are held by "affiliates" as defined under the Securities Act. In addition, the 4,600,000 shares sold in our initial public offering in December 1998 and 5,000 shares released from the lock-up agreements executed by our stockholders in connection with the initial public offering are freely tradeable.

   We sold the remaining 7,477,672 outstanding shares in reliance on exemptions from the registration requirements of the Securities Act and therefore these are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. In connection with our initial public offering, our Directors, officers, stockholders and holders of options to purchase common stock agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of the initial public offering. This period will expire on June 8, 1999. Bear, Stearns & Co. Inc. may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. Subject to the provisions of Rules 144, 144(k) and 701, 7,477,672 shares will be eligible for sale on June 8, 1999 upon the expiration of the lock-up agreements.

   In February 1999, we filed Form S-8 registration statements under the Securities Act to register all shares of common stock issuable pursuant to outstanding options and all shares of common stock reserved for issuance under our Stock Incentive Plan and Stock Purchase Plan. These registration statements became effective immediately upon filing, and shares covered by those registration statements are therefore eligible for sale in the public markets, subject to options becoming exercisable, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. As of December 31, 1998, assuming the exercise of options to purchase 383,117 shares of common stock by the selling stockholders, there were outstanding options to purchase up to 2,415,258 shares of common stock that will be eligible for sale in the public market following the offering from time to time subject to becoming exercisable and the expiration of the lock-up agreements, and an additional 736,849 shares of common stock were reserved for issuance under the Stock Incentive Plan and the Stock Purchase Plan. See "Management--Benefit Plans."

                                 UNDERWRITING

   The underwriters of the offering named below, for whom Bear, Stearns & Co. Inc., Hambrecht & Quist LLC, BancBoston Robertson Stephens and Wit Capital Corporation as e-Manager(TM) are acting as U.S. representatives and Bear, Stearns International Limited, Hambrecht & Quist LLC, BancBoston Robertson Stephens International Ltd and Deutsche Bank AG London are acting as international representatives, have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus is a part), to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

         U.S. Underwriters                                       Number of Shares
         -----------------                                       ----------------
   Bear, Stearns & Co. Inc. ....................................
   Hambrecht & Quist LLC........................................
   BancBoston Robertson Stephens................................
   Wit Capital Corporation......................................
                                                                    ---------
     Total......................................................    3,400,000
                                                                    =========
     International Underwriters                                  Number of Shares
     --------------------------                                  ----------------
   Bear, Stearns International Limited..........................
   Hambrecht & Quist LLC........................................
   BancBoston Robertson Stephens International Ltd..............
   Deutsche Bank AG London......................................
                                                                    ---------
     Total......................................................      600,000
                                                                    =========

   The U.S. underwriters and the international representatives are collectively referred to as the underwriters.

   Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions set forth below, (A) it is not purchasing any shares of common stock being sold by it for the account of anyone other than a United States or Canadian person and
(B) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. shares or distribute this prospectus outside the United States or Canada or to anyone other than a United States or Canadian person. Pursuant to the Agreement Between U.S. and International Underwriters, each international underwriter has represented and agreed that, with certain exceptions set forth below, (A) it is not purchasing any shares of common stock being sold by it for the account of any United States or Canadian person and (B) it has not offered or sold, and will not offer or sell, directly or indirectly, any international shares or distribute this prospectus within the United States or Canada or to any United States or Canadian person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between the U.S. and International Underwriters. With respect to the U.S. representatives and the international representatives, the foregoing representations or agreements (A) are made by each of them in their capacity as a U.S. underwriter shall apply only to shares of common stock purchased by each of them in their capacity as a U.S. underwriter, (B) are made by each of them in their capacity as an international underwriter shall apply only to shares of common stock purchased by each of them in their capacity as an international underwriter and
(C) shall not restrict either of their abilities to distribute the prospectus to any person. As used herein, United States or Canadian person means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States or Canada of any United States or Canadian person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person and United States means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

   Pursuant to the Agreement Between the U.S. and International Underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares of common stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the offering price set forth on the cover page hereof, in United States Dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

   Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of common stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of common stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any shares of common stock a notice stating in substance that, by purchasing such shares such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of common stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of common stock a notice to the foregoing effect.

   Pursuant to the Agreement Between U.S. and International Underwriters, each international underwriter has represented and agreed that (A) it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (B) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the regulations with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and (C) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of common stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

   If the underwriters sell more than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional 600,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              Paid by Us
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $

   Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $     per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers
or dealers at a discount of up to $    per share from the public offering
price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the public offering price. If all the shares are not sold at the offering price, the U. S. and international representatives may change the offering price and the other selling terms.

   In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the U.S. and international representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

   A U.S. prospectus in electronic format is being made available to U.S. investors only on an Internet Web site maintained by Wit Capital Corporation. Other than the U.S. prospectus in electronic format, the information on such Web site and any information contained on any other Web site maintained by Wit Capital Corporation is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

   We estimate that our share of the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $       .

   We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

   From time to time Bear, Stearns & Co. Inc. provides financial advisory services to Xoom.com and receives customary fees for such services.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Xoom.com by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California. As of the date of this prospectus, partners and employees of Morrison & Foerster LLP own an aggregate of 1,250 shares of our common stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1997 and 1998 and the period from April 16, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998, as set forth in their report, included in this prospectus and registration statement. Our consolidated financial statements are included in this prospectus and registration statement in reliance on their report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information about us and the common stock, we refer you to the Registration Statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, and each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the Registration Statement and its exhibits and schedules without charge at the public reference facilities the Commission maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You may obtain copies of all or any part of these materials from the Commission upon the payment of certain fees prescribed by the Commission. You may also inspect these reports and other information without charge at a Web site maintained by the Commission. The address of this site is http://www.sec.gov.

   We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission and at the Commission's regional offices at the addresses noted above. You can also obtain copies of this material from the Public Reference Section of the Commission as described above, or inspect them without charge at the Commission's Web site. Our common stock is quoted on the Nasdaq National Market. You may inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                 XOOM.com, Inc.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit).................. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of XOOM.com, Inc.

   We have audited the accompanying consolidated balance sheets of XOOM.com, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from April 16, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of XOOM.com, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the period from April 16, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California
January 25, 1999

                                 XOOM.com, Inc.

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31,
                                                          -------------------------
                                                             1997          1998
                                                          -----------  ------------
                         ASSETS
Current assets:
 Cash and cash equivalents............................... $     5,587  $ 54,575,200
 Short-term investments..................................         --      2,000,000
 Accounts receivable, net of allowance for doubtful
  accounts of $48,702 in 1997 and $194,919 in 1998.......     173,223     1,368,062
 Stock subscription receivable...........................      75,000           --
 Inventories.............................................         --        321,541
 Other current assets....................................         906       308,452
                                                          -----------  ------------
   Total current assets..................................     254,716    58,573,255
Fixed assets, net........................................     413,685     2,070,742
Goodwill, net............................................         --      3,749,945
Purchased technology, net................................         --      1,766,456
Prepaid royalties and licenses...........................      53,556       216,131
Other assets.............................................      59,713       496,974
                                                          -----------  ------------
     Total assets........................................ $   781,670  $ 66,873,503
                                                          ===========  ============
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable........................................ $   461,931  $  1,229,103
 Accrued compensation and related expenses...............      38,391       496,213
 Other accrued liabilities...............................       4,700     1,531,067
 Deferred revenue........................................         --        443,154
 Note payable to stockholder.............................     150,000           --
 Notes payable...........................................         --      1,276,439
 Capital lease obligations...............................         --         37,441
 Contingency accrual.....................................   1,000,000     1,000,000
                                                          -----------  ------------
   Total current liabilities.............................   1,655,022     6,013,417
Notes payable, less current portion......................         --        410,528
Capital lease obligations, less current portion..........         --        117,148
Commitments and contingencies

Stockholders' equity (deficit):
 Preferred stock, $0.0001 par value:
   Authorized shares--5,000,000
   Issued and outstanding shares--none in 1997 and 1998..         --            --
 Common stock, $0.0001 par value:
   Authorized shares--40,000,000
   Issued and outstanding shares--5,541,367 and
    13,699,555 in 1997 and 1998, respectively............   3,001,424    75,605,835
Deferred compensation....................................    (302,924)     (904,031)
Accumulated deficit......................................  (3,571,852)  (14,369,394)
                                                          -----------  ------------
   Total stockholders' equity (deficit)..................    (873,352)   60,332,410
                                                          -----------  ------------
     Total liabilities and stockholders' equity
      (deficit).......................................... $   781,670  $ 66,873,503
                                                          ===========  ============

                            See accompanying notes.

                                 XOOM.com, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 Period from         Year ended December 31,
                          April 16, 1996 (inception) -------------------------
                          Through December 31, 1996     1997          1998
                          -------------------------- -----------  ------------
Net revenue:
  E-commerce............          $     --           $   327,080  $  5,582,397
  Advertising...........                --                60,251     2,143,532
  License fees and
   other................                --               453,556       591,969
                                  ---------          -----------  ------------
    Total net revenue...                --               840,887     8,317,898

Cost of net revenue:
  Cost of e-commerce....                --               170,957     3,541,272
  Cost of license fees
   and other............                --               148,375        42,463
                                  ---------          -----------  ------------
    Total cost of net
     revenue............                --               319,332     3,583,735
                                  ---------          -----------  ------------
Gross profit............                --               521,555     4,734,163
Operating expenses:
  Operating and
   development..........            265,769            1,150,299     3,840,559
  Sales and marketing...             23,719              291,675     2,834,611
  General and
   administrative.......            150,487              720,534     3,365,964
  Purchased in-process
   research and
   development..........                --                   --        790,000
  Amortization of
   deferred
   compensation.........                --               247,924     1,415,857
  Amortization of
   intangible assets....                --                   --      1,842,869
  Non-recurring
   charges..............                --             1,243,000           --
                                  ---------          -----------  ------------
    Total operating
     expenses...........            439,975            3,653,432  $ 14,089,860
                                  ---------          -----------  ------------
Loss from operations....           (439,975)          (3,131,877)   (9,355,697)
Other income (expense):
  Interest income.......                --                   --        187,587
  Interest expense......                --                   --       (135,268)
  Interest expense
   related to warrant...                --                   --     (1,494,164)
                                  ---------          -----------  ------------
Net loss................          $(439,975)         $(3,131,877) $(10,797,542)
                                  =========          ===========  ============
Net loss per share--
 basic and diluted......          $   (0.89)         $     (0.64) $      (1.37)
                                  =========          ===========  ============
Number of shares used in
 per share calculation--
 basic and diluted......            496,733            4,874,319     7,879,497
                                  =========          ===========  ============



                            See accompanying notes.

                                 XOOM.com, Inc.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                Total
                               Common Stock                                 Stockholders'
                          ----------------------   Deferred   Accumulated      Equity
                            Shares     Amount    Compensation   Deficit       (Deficit)
                          ---------- ----------- ------------ ------------  -------------
 Issuance of common
  stock to founders at
  inception.............     666,668 $       200  $      --   $        --    $       200
 Issuance of common
  stock in exchange for
  cancellation of notes
  payable to
  stockholders..........   2,666,667   1,000,000         --            --      1,000,000
 Net loss...............         --          --          --       (439,975)     (439,975)
                          ---------- -----------  ----------  ------------   -----------
Balances at December 31,
 1996...................   3,333,335   1,000,200         --       (439,975)      560,225
 Issuance of common
  stock for cash........   1,914,452   1,223,000         --            --      1,223,000
 Issuance of common
  stock in exchange for
  cancellation of notes
  payable to
  stockholders..........      38,889      35,000         --            --         35,000
 Issuance of common
  stock in exchange for
  stock subscription
  receivable............     254,691     175,000         --            --        175,000
 Issuance of stock
  options to
  consultants...........         --       17,376         --            --         17,376
 Deferred compensation
  related to grant of
  stock options.........         --      550,848    (550,848)          --            --
 Amortization of
  deferred
  compensation..........         --          --      247,924           --        247,924
 Net loss...............         --          --          --     (3,131,877)   (3,131,877)
                          ---------- -----------  ----------  ------------   -----------
Balances at December 31,
 1997...................   5,541,367   3,001,424    (302,924)   (3,571,852)     (873,352)
 Issuance of common
  stock for cash, net of
  issuance costs of
  $139,316..............   1,815,432   5,532,046         --            --      5,532,046
 Issuance of common
  stock in exchange for
  Classic Media Holdings
  license rights........      43,292     100,000         --            --        100,000
 Issuance of common
  stock in connection
  with acquisitions.....   1,221,992   4,218,235         --            --      4,218,235
 Issuance of common
  stock in exchange for
  cancellation of notes
  payable to
  stockholders..........      64,937     150,000         --            --        150,000
 Issuance of common
  stock in exchange for
  stock subscription
  receivable............      78,224     260,480         --            --        260,480
 Issuance of common
  stock to directors and
  consultants in
  exchange for
  services..............      19,564     205,160         --            --        205,160
 Issuance of stock
  options to
  consultants...........         --      237,830         --            --        237,830
 Issuance of common
  stock in initial
  public offering, net
  of offering costs of
  $7,058,634............   4,600,000  57,341,366         --            --     57,341,366
 Issuance of common
  stock upon exercise of
  warrants, net of
  issuance costs of
  $27,863...............     314,747   1,048,166         --            --      1,048,166
 Issuance of warrant in
  connection with loan
  agreement.............         --    1,494,164         --            --      1,494,164
 Deferred compensation
  related to grant of
  stock options.........         --    2,016,964  (2,016,964)          --            --
 Amortization of
  deferred
  compensation..........         --          --    1,415,857           --      1,415,857
 Net loss...............         --          --          --    (10,797,542)  (10,797,542)
                          ---------- -----------  ----------  ------------   -----------
Balances at December 31,
 1998...................  13,699,555 $75,605,835  $ (904,031) $(14,369,394)  $60,332,410
                          ========== ===========  ==========  ============   ===========

                            See accompanying notes.

                                 XOOM.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     PERIOD FROM
                                   APRIL 16, 1996    YEAR ENDED DECEMBER 31,
                                 (INCEPTION) THROUGH -------------------------
                                  DECEMBER 31, 1996     1997          1998
                                 ------------------- -----------  ------------
CASH USED IN OPERATING
 ACTIVITIES:
 Net loss.......................      $(439,975)     $(3,131,877) $(10,797,542)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
  Interest expense related to
   warrant......................            --               --      1,494,164
  Purchased in-process research
   and development..............            --               --        790,000
  Depreciation and
   amortization.................          2,496          254,077       796,238
  Amortization of intangible
   assets.......................            --               --      1,842,869
  Amortization of deferred
   compensation.................            --           247,924     1,415,857
  Write-off of prepaid
   royalties....................            --           243,000           --
  Issuance of common stock in
   exchange for Classic Media
   Holdings license rights......            --               --        100,000
  Issuance of stock options to
   consultants..................            --            17,376       237,830
  Issuance of common stock to
   directors and consultants....            --               --        205,160
  Changes in operating assets
   and liabilities:
   Accounts receivable..........            --          (173,223)   (1,167,261)
   Inventories..................            --               --       (321,541)
   Other current assets.........            --              (906)     (303,093)
   Prepaid royalties and
    licenses....................       (324,000)        (185,815)     (425,993)
   Other assets.................        (18,544)         (41,169)     (444,662)
   Accounts payable.............        136,122          325,809       762,054
   Accrued compensation and
    related expenses............          8,906           29,485       417,556
   Other accrued liabilities....            --             4,700     1,402,683
   Deferred revenue.............            --               --        443,154
   Contingency accrual..........            --         1,000,000           --
                                      ---------      -----------  ------------
 Net cash used in operating
 activities.....................       (634,995)      (1,410,619)   (3,552,527)
Cash used in investing
 activities:
 Purchases of fixed assets......        (64,153)        (392,846)   (1,954,221)
 Purchase of short-term
  investments...................            --               --     (2,000,000)
 Business combinations, net of
  cash acquired.................            --               --       (458,644)
 Cash paid in connection with
  the purchase of certain assets
  from Revolutionary Software,
  Inc...........................            --               --       (272,500)
                                      ---------      -----------  ------------
 Net cash used in investing
  activities....................        (64,153)        (392,846)   (4,685,365)

Cash provided by financing
 activities:
 Proceeds from issuance of
  common stock in initial public
  offering......................            --               --     57,341,366
 Proceeds from issuance of
  common stock..................            200        1,223,000     5,532,046
 Proceeds from exercise of
  warrants......................            --               --      1,048,166
 Proceeds from issuance of notes
  payable to stockholders.......        700,000          185,000           --
 Proceeds from repayment of
  stock subscriptions
  receivable....................            --           400,000       335,480
 Proceeds from notes payable....            --               --      1,761,715
 Principal payments on capital
  lease obligations.............            --               --        (10,089)
 Repayment of notes payable.....            --               --     (3,201,179)
                                      ---------      -----------  ------------
 Net cash provided by financing
  activities....................        700,200        1,808,000    62,807,505
                                      ---------      -----------  ------------
 Net increase in cash...........          1,052            4,535    54,569,613
 Cash and cash equivalents at
  beginning of period...........            --             1,052         5,587
                                      ---------      -----------  ------------
 Cash and cash equivalents at
  end of period.................      $   1,052      $     5,587  $ 54,575,200
                                      =========      ===========  ============


                            See accompanying notes.

                                 XOOM.COM, INC.

                                           PERIOD FROM     YEAR ENDED DECEMBER
                                         APRIL 16, 1996            31,
                                       (INCEPTION) THROUGH -------------------
                                        DECEMBER 31, 1996    1997      1998
                                       ------------------- -------- ----------
SUPPLEMENTAL DISCLOSURES:
Non-cash transactions:
  Issuance of common stock in exchange
   for stock subscriptions
   receivable.........................     $      --       $175,000 $  260,480
                                           ==========      ======== ==========
  Issuance of notes payable to
   stockholders for stock
   subscriptions receivable...........     $  300,000      $    --  $      --
                                           ==========      ======== ==========
  Issuance of common stock in exchange
   for cancellation of notes payable
   to stockholder.....................     $1,000,000      $ 35,000 $  150,000
                                           ==========      ======== ==========
  Deferred compensation resulting from
   grant of stock options.............     $      --       $550,848 $2,016,964
                                           ==========      ======== ==========
  Fixed assets acquired under capital
   lease obligations..................     $      --       $    --  $  164,678
                                           ==========      ======== ==========
  Common stock issued to satisfy
   Paralogic legal obligation.........     $      --       $    --  $  164,802
                                           ==========      ======== ==========
Issuance of common stock in
 conjunction with business and
 technology acquisitions:
  Paralogic Corporation...............     $      --       $    --  $1,576,364
                                           ==========      ======== ==========
  Global Bridges Technologies, Inc....     $      --       $    --  $  997,694
                                           ==========      ======== ==========
  Revolutionary Software, Inc.........     $      --       $    --  $1,200,178
                                           ==========      ======== ==========
  ArcaMax, Inc........................     $      --       $    --  $  444,000
                                           ==========      ======== ==========
Issuance of notes payable in
 conjunction with business and
 technology acquisitions:
  Paralogic Corporation...............     $      --       $    --  $1,400,000
                                           ==========      ======== ==========
  Global Bridges Technologies, Inc....     $      --       $    --  $   62,500
                                           ==========      ======== ==========
  Revolutionary Software, Inc.........     $      --       $    --  $  262,500
                                           ==========      ======== ==========
  ArcaMax, Inc........................     $      --       $    --  $  180,000
                                           ==========      ======== ==========
  Pagecount, Inc......................     $      --       $    --  $1,200,000
                                           ==========      ======== ==========
Cash paid for interest................     $      --       $    --  $   57,386
                                           ==========      ======== ==========


                            See accompanying notes.

                                 XOOM.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Company

   XOOM.com, Inc. (the "Company"), was formerly known as XOOM, Inc., Xoom Software, Inc. and originally incorporated as Atomsoft, Inc. in the State of Delaware on April 16, 1996.

   The Company provides free community services such as Web site hosting, e-mail, on-line chat networks and free proprietary content such as clip art and greeting cards. The Company uses these free services and content to build a membership base to direct market goods and services targeted to the interests of its members. The Company derives a substantial portion of its revenue from e-commerce, and to a lesser extent from advertising and licensing.

 Basis of presentation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

 Dependence on certain vendors

   The Company currently depends on one vendor to provide warehousing and order fulfillment. Although the Company believes that there are alternative vendors for warehousing and order fulfillment, there can be no assurance that the Company will maintain its relationship with this vendor as the agreement is cancelable at any time. The loss of this relationship could have a material adverse effect on the Company's financial condition and results of operations.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

   The Company considers investments in highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. The Company maintains its cash in depository accounts with three high credit quality financial institutions.

 Concentrations of credit risk and credit evaluations

   Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company conducts business with companies in various industries throughout the world and with individuals over the Internet. The Company performs ongoing credit evaluations of its corporate customers and generally does not require collateral. Sales to individuals are principally paid for via credit cards. Reserves are maintained for potential credit losses, and such losses to date have been within management's expectations. The Company provided $48,702 and $269,196 for allowance for doubtful accounts in 1997 and 1998, respectively.

   For the year ended December 31, 1997, one customer accounted for $100,000 or 12% of total net revenue. No balances were receivable from that customer at December 31, 1997. For the year ended December 31, 1998, no single customer accounted for greater than 10% of total net revenue.

                                 XOOM.com, Inc.

 Inventories

   Inventories are carried at the lower of cost (determined on the average cost basis) or market. Inventories consist of products available for sale.

 Fixed assets

   Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of three years. Fixed assets under capital leases are amortized over the shorter of the estimated useful life or the life of the lease. The Company identifies and records impairment losses on fixed assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

 Goodwill and purchased technology, net

   Goodwill and purchased technology consist of purchased technology and goodwill related to acquisitions accounted for by the purchase method. See Note
2. Amortization of these purchased intangibles is provided on the straight-line basis over the respective useful lives of the assets, which ranges from 2 to
3.5 years. Purchased in-process research and development without alternative future use is expensed when acquired.

   The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

 Prepaid royalties and licenses

   Prepaid royalties represent prepayments of royalties due upon the sale or sublicense of software technologies. Prepaid royalties are amortized as units are sold or over estimated useful lives of approximately one year, whichever is shorter. Licenses represent amounts paid to developers for fully paid licenses to resell certain software. These licenses are amortized over the estimated useful lives which are approximately one year. Amortization of prepaid royalties and licenses, which is included in cost of e-commerce and cost of license fee revenue, totaled $0, $213,259 and $263,418, for the period from April 16, 1996 (inception) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

   During the second quarter of 1997, the Company discontinued the sale of certain products where royalty prepayments had been made and accordingly, recorded a write-off of prepaid royalties included in non-recurring charges totaling $243,000.

 Other assets

   Other assets consist of non-current deposits relating to various ongoing agreements entered into by the Company.

 Deferred revenue

   Deferred revenue consists of advertising and e-commerce fees to be earned in the future under agreements existing at the balance sheet date.

 Income taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

                                 XOOM.com, Inc.

 Stock-based compensation

   The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

Revenue Recognition

 E-commerce

   The Company recognizes revenue from e-commerce sales when the products are shipped to customers. The Company provides for potential product returns and estimated warranty costs in the period of the sale. Such costs have been minimal to date.

 Advertising

   Advertising revenues are derived from the sale of banner advertisements and sponsorships under short-term contracts. Through December 31, 1998, the duration of the Company's advertising commitments has been principally from one to two months to a year. Advertising revenues on banner contracts are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

 License fees

   The Company licenses software under non-cancelable license agreements to end-users and non-cancelable sub-license agreements to resellers. License fee revenues are recognized when a non-cancelable license agreement has been signed, the product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, collection is considered probable and all significant contractual obligations have been satisfied.

 Export sales

   Export sales were 30% and 25% of net revenues for the years ended December 31, 1997 and 1998, respectively. The Company's export sales are as follows:

                                                             Year ended December
                                                                     31,
                                                             -------------------
                                                               1997      1998
                                                             -------- ----------
     North America.......................................... $ 39,193 $  288,493
     Europe.................................................  157,228  1,007,974
     Asia/Pacific...........................................   44,293    391,884
     Rest of the World......................................   11,412    365,009
                                                             -------- ----------
       Total................................................ $252,126 $2,053,360
                                                             ======== ==========

 Advertising expense

   All advertising costs are expensed when incurred. Advertising costs, which are included in sales and marketing expense, were $0, $50,000 and $51,000, for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

                                 XOOM.com, Inc.

 Development Costs

   Development costs are expensed as incurred and are included in operating and development expenses.

 Computation of net loss per share

   The Company computes net loss per share based on Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," ("SFAS 128"). In accordance with SFAS 128, basic net income (loss) per share excludes dilutive common stock equivalents and is calculated as net income (loss) divided by the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common equivalent shares from stock options and warrants (using the treasury stock method) are excluded from the calculation of net loss per share as their effect is anti-dilutive.

 Recent accounting pronouncements

   As of January 1, 1998 the Company adopted Financial Accounting Standards Board Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company had no material components of comprehensive income. The adoption of this standard has had no impact on the Company's consolidated financial position, stockholders' equity, results of operations or cash flows. Accordingly, the Company's comprehensive loss for the year ended December 31, 1998 is equal to its reported loss.

   Additionally, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 131 ("SFAS 131") "Disclosure about Segments of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company adopted SFAS 131 in 1998. The Company operates in one business segment, Internet service to customers.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company is required to adopt SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the Company's consolidated financial statements.

2. Business Combinations and Technology Acquisitions

   During the year ended December 31, 1998, the Company made the business and technology acquisitions described in the paragraphs that follow, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition.

   The amounts allocated to purchased research and development were determined through established valuation techniques in the high-technology Internet industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows. Amounts allocated to goodwill and other intangible assets are amortized on a straight-line basis over periods of two to three and one-half years.

                                 XOOM.com, Inc.

 Paralogic Corporation

   On March 10, 1998, the Company acquired 100% of the outstanding shares of Paralogic Corporation ("Paralogic"). Paralogic provides free communication between members via a chat Web site network (i.e., chat rooms). The purchase consideration was $3,037,607 consisting of 682,410 shares of common stock with an estimated fair value of $2.31 per share, $1,400,000 of debt, and $61,243 of acquisition costs. Contingent consideration, which the Company does consider probable of paying, consists of an additional $860,000, included in debt above, which will be paid if certain performance criteria are met.

   The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:

     Cash......................................................... $   33,055
     Accounts receivables and other current assets................      8,725
     Net fixed assets.............................................     50,112
     Purchased in-process research and development charged to
      operations in the quarter ended March 31, 1998..............    330,000
     Purchased technology.........................................    160,000
     Goodwill.....................................................  2,538,929
     Liabilities assumed..........................................    (83,214)
                                                                   ----------
       Total purchase consideration............................... $3,037,607
                                                                   ==========

   Purchased In-Process Research and Development. Management estimates that $330,000 of the purchase price represents purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was expensed in the quarter ended March 31, 1998. The value assigned to purchased in-process technology was determined by identifying the on-going research projects for which technological feasibility had not been achieved and assessing the date of completion of the research and development effort. The state of completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts complete at the date of acquisition, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

   Purchased Technology. To determine the value of purchased technology ($160,000), the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets as well as an evaluation of past and anticipated product-life cycles.

 Global Bridges Technologies, Inc.

   On June 11, 1998, the Company acquired 100% of the outstanding shares of Global Bridges Technologies, Inc. ("GBT"). GBT, owns the exclusive selling rights to Sitemail, an HTML-based e-mail product, thus expanding the Company's suite of member services. The purchase consideration was $709,077 consisting of 183,427 shares of common stock with an estimated fair value of $3.33 per share, $12,500 cash, a note payable of $62,500 with fixed payment terms and $23,267 of acquisition costs.

                                 XOOM.com, Inc.

   The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:

     Other current assets............................................. $  4,153
     Goodwill.........................................................  766,621
     Liabilities assumed..............................................  (61,697)
                                                                       --------
     Total purchase consideration..................................... $709,077
                                                                       ========

   In July 1998, the Company amended the purchase agreement with GBT to provide for the issuance of an additional 17,304 shares of common stock with an estimated fair value of $10.80 per share. Upon completion of the Company's initial public offering, GBT received $200,000 of the Company's common stock at $14 per share and additional cash consideration of $130,000. This additional consideration was recorded as goodwill, raising the total consideration to $1,225,962.

 Revolutionary Software, Inc.

   On June 11, 1998, the Company purchased certain technology of Revolutionary Software, Inc. ("RSI"). RSI is the developer of the Sitemail technology and had licensed Sitemail to GBT. The purchase consideration was $701,411, consisting of 128,052 shares of common stock with an estimated fair value of $3.33 per share, $12,500 cash and a note payable of $262,500 with fixed payment terms. Initially, RSI may earn up to an additional 34,608 shares of common stock if certain performance targets are met. In each of the twenty-four months following June 1998, the stockholders of RSI will receive 5% of net revenues less certain costs from e-commerce and banner advertising from e-mail subscribers of certain Internet service providers.

   The purchase consideration of the acquired assets was allocated based on fair values as follows:

     Purchased in-process research and development charged to
      operations in the quarter ended June 30, 1998................. $330,000
     Purchased technology...........................................  371,411
                                                                     --------
     Total purchase consideration................................... $701,411
                                                                     ========

   In July 1998, the Company amended the agreement with RSI to provide for the issuance of an additional 34,608 shares of common stock with an estimated fair value of $10.80 per share. Upon completion of the Company's initial public offering, RSI received $400,000 of the Company's common stock at $14 per share and additional cash consideration of $260,000. This additional consideration was recorded as purchased technology, raising the total consideration to $1,735,179.

   Purchased In-Process Research and Development. Management estimates that $330,000 of the purchase price represents purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was expensed in the quarter ended June 30, 1998. The value assigned to purchased in-process technology was determined by identifying the on-going research projects for which technological feasibility had not been achieved and assessing the state of completion of the research and development effort. The state of completion was determined by estimating the costs incurred to date relative to those costs to be incurred to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts complete at the date of acquisition, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

                                 XOOM.com, Inc.

   To determine the value of purchased technology ($130,000), the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets as well as an evaluation of past and anticipated product-life cycles. The purchase consideration above the purchased in-process research and development and purchased technology amounts were also included in purchased technology.

 ArcaMax, Inc.

   In June 1998, the Company purchased certain intellectual property and licensed certain technology from ArcaMax, Inc. ("ArcaMax") for $644,000, consisting of 133,334 shares of common stock with an estimated fair value of $3.33 per share, $20,000 cash and a note payable of $180,000 with fixed payment terms. This technology acquisition gave the Company the ability to offer a free online greeting card service to members. The Company recorded this amount as purchased technology and is amortizing it over its estimated useful life of two years.

 Pagecount, Inc.

   On July 24, 1998, the Company acquired substantially all of the assets of Pagecount, Inc. ("Pagecount"). The consideration was $1,460,000 and consisted of $200,000 cash, a note payable of $1,200,000 with fixed payment terms, and acquisition costs of approximately $60,000.

   The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:

     Cash......................................................... $   31,598
     Accounts receivable and other current assets.................     19,154
     Net fixed assets.............................................     20,866
     Purchased in-process research and development charged to
      operations in the quarter ended September 30, 1998..........    130,000
     Purchased technology.........................................    140,000
     Goodwill.....................................................  1,163,970
     Liabilities assumed..........................................    (45,588)
                                                                   ----------
     Total purchase consideration................................. $1,460,000
                                                                   ==========

   Purchased In-Process Research and Development. Management estimates that $130,000 of the purchase price represents purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was expensed in the quarter ended September 30, 1998. The value assigned to purchased in-process technology was determined by identifying the on-going research projects for which technological feasibility had not been achieved and assessing the date of completion of the research and development effort. The state of completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts completed at the date of acquisition, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

   Purchased Technology. To determine the value of purchased technology ($140,000), the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets as well as an evaluation of past and anticipated product-life cycles.

                                 XOOM.com, Inc.

   Summary of Purchased In-Process Research and Development and Purchased Technology. Values assigned to purchased in-process research and development and purchased technology were generally determined using an income approach. To determine the value of in-process research and development, the Company considered, among other factors, the state of completion of each project, the time and cost needed to complete each project, expected income, and associated risks which included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis results in amounts assigned to in-process research and development projects that had not yet reached technological feasibility (as defined and utilized by the Company in assessing software capitalization) and does not have alternative future uses. To determine the value of the purchased technology, the expected future cash flows of each existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of the product. Based on the analysis, the existing technology that had reached technological feasibility was capitalized.

     Purchased technology.......................................... $ 2,356,578
     Goodwill......................................................   5,002,692
                                                                    -----------
     Intangible assets.............................................   7,359,270
     Accumulated amortization......................................  (1,842,869)
                                                                    -----------
     Intangible assets, net........................................ $ 5,516,401
                                                                    ===========

   The total purchased in-process research and development that had no alternative future use, and as such was charged to operations in the year ended December 31, 1998 is summarized below:

     Paralogic Corporation............................................ $330,000
     Revolutionary Software, Inc......................................  330,000
     Pagecount, Inc...................................................  130,000
                                                                       --------
     Total purchased in-process research and development.............. $790,000
                                                                       ========

   The following unaudited pro forma summary represents the consolidated results of operations as if the acquisitions of Paralogic, GBT and Pagecount had occurred at the beginning of the periods presented and are not intended to be indicative of future results.

                                                    Year ended December 31,
                                                    -------------------------
                                                       1997          1998
                                                    -----------  ------------
                                                          (unaudited)
     Pro forma net revenue......................... $ 1,371,101  $  8,606,674
     Pro forma loss from operations................  (5,835,010)  (10,005,377)
     Pro forma net loss............................  (5,882,729)  (11,495,009)
     Pro forma net loss per share--basic and
      diluted......................................       (1.02)        (1.41)
     Number of shares used in pro forma per share
      calculation--basic and diluted...............   5,740,156     8,142,364

   The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire period presented and are not intended to be a projection of future results. In-process research and development charges of $0 and $460,000 were excluded from the pro forma net loss and pro forma net loss per share figures for the years ended December 31, 1997 and 1998, respectively.

                                 XOOM.com, Inc.

3.  Related Party Transactions

   During the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, the Company issued stock subscriptions receivable to related parties and to investors in exchange for shares of common stock and, in some cases, notes payable. These subscriptions receivable were due upon demand and bore no interest. As of December 31, there were no outstanding amounts due under subscriptions receivable.

   During the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, the Company issued notes payable to related parties in exchange for cash advances and stock subscriptions receivable. All notes payable issued through December 31, 1998 have been converted into shares of common stock.

   The Company entered into a Consulting Agreement, dated May 15, 1998, with an outside director of the Company. The Consulting Agreement will terminate on November 15, 1999. The Agreement provides for the director to receive monthly compensation of $10,000, paid in the form of common stock. The director also received options to buy 16,667 shares of the Company's common stock. The options vest at the rate of 12.5% per quarter over two years. The director was granted stock options to buy an additional 16,667 shares of common stock which fully vested upon completion of the Company's initial public offering.

   The Company has entered into a Content License Agreement dated February 22, 1998, with Classic Media Holdings, whereby the Company was granted certain non-exclusive perpetual, world-wide licensing rights in connection with Classic Media Holdings' library of public domain movies. As consideration for the license, the Company issued 43,290 shares of the Company's common stock to the principals of Classic Media Holdings. The fair value of the stock yielded a $100,000 charge to operating and development expense in the year ended December 31, 1998. A director of the Company is a principal of Classic Media Holdings.

4. Cash and Cash Equivalents and Short-Term Investments

   The Company has classified all short-term investments as available-for-sale. Available-for-sale securities are carried at amounts that approximate fair market value based on quoted market prices. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. Interest on securities classified as available-for-sale is also included in interest income.

   The following is a summary of available-for-sale securities:

                                                            December 31,
                                                        ---------------------
                                                         1997        1998
                                                        -------  ------------
     Demand and money market instrument accounts....... $ 5,587  $  8,730,977
     Corporate bonds and notes.........................     --     36,444,223
     Market auction preferred stock....................     --     11,400,000
                                                        -------  ------------
                                                          5,587    56,575,200
     Less amounts included in cash and cash
      equivalents......................................  (5,587)  (54,575,200)
                                                        -------  ------------
     Short-term investments............................     --   $  2,000,000
                                                        =======  ============

   Unrealized gains and losses at December 31, 1998 and realized gains and losses for the year then ended were not material. Accordingly, the Company has not made a provision for such amounts in its consolidated balance sheet. The cost of securities sold is based on the specific identification method. All available-for-sale securities at December 31, 1998 have maturity dates in 1999.

                                 XOOM.com, Inc.

5. Fixed Assets

   Fixed assets consist of the following:

                                                             December 31,
                                                          --------------------
                                                            1997       1998
                                                          --------  ----------
   Computers and equipment, including assets under
    capital leases of $0 and $52,758 for 1997 and 1998,
    respectively......................................... $456,999  $2,527,770
   Furniture and fixtures under capital leases...........      --      111,920
                                                          --------  ----------
   Fixed assets..........................................  456,999   2,639,690
   Less accumulated depreciation and amortization,
    including amounts related to assets under capital
    leases of $0 and $18,298 for 1997 and 1998,
    respectively.........................................  (43,314)   (568,948)
                                                          --------  ----------
                                                          $413,685  $2,070,742
                                                          ========  ==========

6. Notes Payable

   Notes payable consist of the following at December 31, 1998:

   Note payable and other amounts due to the former stockholders of Paralogic Corporation. The note is non-interest bearing and payable in minimum monthly installments of $30,000
    through September 1999. Additional payments are required for the $860,000 of contingent payable as the amounts are earned.
    As of December 31, 1998, $2,248 of the contingent
    consideration had been earned and paid....................... $ 1,127,752
   Note payable issued in connection with a secured financing agreement (the "Agreement") with a leasing company. The
    Agreement provides for borrowings of up to a cumulative
    amount of $1,000,000 through July 31, 1999. All borrowings under the Agreement are collateralized by computer and office equipment and bear interest at the rate of 14.58% annually.
    Payments are made monthly over 42 months from the date of
    each borrowing in the amount of 2.87% of the amount borrowed,
    plus a final payment equal to 10% of the amount borrowed.....     511,715
   Note payable to the former stockholder of Global Bridges
    Technologies, Inc. bearing interest of 5% annually. The note
    is due in monthly installments of $2,500 through July 2000...      47,500
                                                                  -----------
                                                                    1,686,967
   Less amounts due within one year from December 31, 1998.......  (1,276,439)
                                                                  -----------
   Long-term notes payable....................................... $   410,528
                                                                  ===========

   Scheduled maturities of notes payable and other amounts due are as follows:

   Year ending December 31,
     1999............................................................ $1,276,439
     2000............................................................    154,694
     2001............................................................    158,585
     2002............................................................     97,249
                                                                      ----------
       Total......................................................... $1,686,967
                                                                      ==========

   On November 3, 1998, the Company entered into a loan agreement with a financing company which provided for borrowings up to $2,750,000. The loan bore interest of 12% annually. All amounts borrowed under this loan agreement were secured by certain fixed assets. Pursuant to the terms of the loan agreement, the

                                 XOOM.COM, INC.

6. NOTES PAYABLE (CONTINUED)

Company issued the lender a warrant to purchase 183,333 shares of the Company's common stock at an exercise price equal to the initial public offering price per share. The Company determined that the fair value of the warrant to be $1,494,164 at the date of the initial public offering, and in connection with this issuance recorded the fair value as interest expense. The effective interest rate on this secured loan agreement for the year ended December 31, 1998 was approximately 1,450%. As of December 31, 1998, all outstanding principal and interest amounts had been fully paid and the loan agreement had been canceled.

7. INCOME TAXES

   There has been no provision for U.S. federal or state income taxes for any period as the Company has incurred operating losses.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1997         1998
                                                       -----------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................. $   537,000  $ 1,944,000
     Purchased in-process technology..................         --       311,000
     Capitalized start up costs.......................     112,000       85,000
     Prepaid royalties and licenses...................     257,000      496,000
     Accrued liabilities..............................     398,000      887,000
     Other............................................      17,000       50,000
                                                       -----------  -----------
   Total deferred tax assets..........................   1,321,000    3,773,000
   Valuation allowance................................  (1,321,000)  (3,773,000)
                                                       -----------  -----------
   Net deferred tax assets............................ $       --   $       --
                                                       ===========  ===========

   Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance as it is more likely than not that the deferred tax assets will not be realized.

   During the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, the valuation allowance for the deferred tax assets increased by $175,000, $1,146,000 and $2,452,000, respectively.

   As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4,878,000. There can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards will expire at various dates beginning in the fiscal year 2011 through 2018 if not utilized.

   Due to the "change of ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss and credit carryforwards will be subject to an annual limitation against taxable income in future periods if a change in ownership of more than 50% of the value of the Company's stock should occur over a three year period, which could substantially limit the eventual utilization of these carryforwards.

                                 XOOM.com, Inc.

8. Commitments

   The Company leases its facilities, furniture and fixtures and certain computers and equipment under noncancelable leases for varying periods through 2007. The cost of assets acquired under capital leases during the year ended December 31, 1998 was $164,678. Amortization expense related to these assets of $18,298 is included in accumulated depreciation and amortization at December 31, 1998.

   The following are the minimum lease obligations under these leases at December 31, 1998:

                                                 Capital Leases Operating Leases
                                                 -------------- ----------------
     1999......................................     $ 63,264       $  379,441
     2000......................................       63,264          385,253
     2001......................................       63,264          382,620
     2002......................................       17,027          387,190
     2003......................................          --           410,762
     Thereafter................................          --         1,637,372
                                                    --------       ----------
     Minimum lease payments....................      206,819       $3,582,638
                                                                   ==========
     Less amount representing interest.........      (52,230)
                                                    --------
     Present value of minimum lease payments...      154,589
     Less current portion......................      (37,441)
                                                    --------
     Long-term portion.........................     $117,148
                                                    ========

   Rent expense under operating lease arrangements for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, totaled $5,400, $43,125 and $385,904, respectively.

9. Contingency Accrual and Other Matter

   In January 1998, the Company became aware that Imageline, Inc. ("Imageline") claimed to own the copyright in certain images that a third party, Sprint Software Pty Ltd ("Sprint") had licensed to the Company. Some clip art images that Imageline alleged infringed Imageline's copyright were included by the Company in versions of the Company's Web Clip Empire product and licensed by the Company to third parties, including other software clip publishers. The Company's contracts with such publishers require the Company to indemnify the publisher if copyrighted material licensed from the Company infringes a copyright. Imageline claims that the Company's infringement of Imageline's copyrights is ongoing. The Company and Imageline had engaged in discussions, but were unable to reach any agreement regarding a resolution of this matter.

   On August 27, 1998, the Company filed a lawsuit in the United States District Court for the Eastern District of Virginia against Imageline, certain parties affiliated with Imageline, and Sprint regarding the Company's and its licensees' alleged infringement on Imageline's copyright in certain clip art that the Company licensed from Sprint. The lawsuit seeks, among other relief, disclosure of information from Imageline concerning the alleged copyright infringement, a declaratory judgment concerning the validity and enforceability of Imageline's copyrights and copyright registrations, a declaratory judgment regarding damages, if any, owed by the Company to Imageline, and indemnification from Sprint for damages, if any, owed by the Company to Imageline. There is no contractual limitation on Sprint's indemnification. While the Company is seeking indemnification from Sprint for damages, if any, there can be no assurance that Sprint will be able to fulfill the indemnity obligations under its license agreements with the Company. In addition, the Company may be subject to claims by third parties seeking indemnification from the Company in connection with the alleged infringement of the Imageline copyrights.

                                 XOOM.COM, INC.

9. CONTINGENCY ACCRUAL AND OTHER MATTER (CONTINUED)

   On September 17, 1998, Imageline filed a counterclaim, which Imageline amended in January 1999, seeking up to $60 million in damages. In March 1999, the parties completed the discovery process and filed separate motions for summary judgment. The lawsuit is scheduled for trial on April 23, 1999.

   Based on the discussions with Imageline, the Company believes the range of liability related to this matter is from $0 up to $10,000,000; however, the Company believes it is unlikely that the liability would exceed $1,000,000. Accordingly, the Company reserved $1,000,000 for this potential liability, the expense of which is included in non-recurring charges for the year ended December 31, 1997. The Company believes that the $1,000,000 accrual represents a reasonable estimate of the loss that could be incurred in the Imageline dispute. Based on information available to date management does not believe that the outcome of this matter will have a material effect on the Company's financial position, results of operations and cash flows over and above the $1,000,000 accrued in the 1998 financial statements. If not successful in defending this claim, the resulting outcome could have a material adverse impact on the Company's business, results of operations, cash flows and financial condition.

   Zoom Telephonics, Inc. filed a lawsuit against the Company in September 1998 alleging trademark infringement and related statutory violations. The Company was not served with Zoom Telephonics' complaint until January 1999. Zoom Telephonics has demanded that the Company stop using the XOOM trademark and has asked for an unspecified amount of money damages. The Company responded to the complaint in February 1999. Although the Company believes that Zoom's claims are without merit, such litigation could have a material adverse effect on the Company's business, results of operations and financial condition, particularly if such litigation forces the Company to make substantial changes to its name and trademark usage. However, the Company does not believe that the ultimate outcome of this matter will have a material adverse effect on its results of operations, financial position or cash flows.

10.  STOCKHOLDERS' EQUITY

   In October 1998, the Company's Board of Directors authorized an increase in the number of authorized shares of common stock and preferred stock from 20,000,000 to 40,000,000 and 1,000,000 to 5,000,000, respectively, each with a par value of $.0001 per share.

   On December 9, 1998, the Company completed its Initial Public Offering and issued 4,600,000 shares (including 600,000 shares issued in connection with the exercise of the underwriter over-allotment option) of its common stock to the public at a price of $14.00 per share. The Company received net proceeds of $57.3 million.

 Founders stock

   Pursuant to a Common Stock Purchase Agreement dated August 26, 1996 and following the incorporation of the Company, two of the Company's founders each purchased 333,334 shares (666,668 shares in total) of the Company's common stock for an aggregate of $200 in cash. Pursuant to a Common Stock Purchase Agreement dated December 31, 1996, the founders purchased an additional 2,333,334 and 1,000,000 shares, respectively, of the Company's common stock in exchange for the cancellation of promissory notes that the Company owed to the stockholders/founders in the amount of $700,000 and $300,000, respectively. In the same agreement, one of the founders contributed 666,667 shares of his common stock back to the Company without compensation pursuant to an agreement between the founders.

                                 XOOM.COM, INC.

 Stock splits

   In February 1998, the Company completed a one-for-two reverse stock split of the outstanding shares of common stock. In addition, in November 1998, the Company completed a two-for-three reverse stock split of the outstanding shares of common stock. All share information and per share amounts in the accompanying consolidated financial statements has been retroactively adjusted to reflect the effect of these stock splits.

 Preferred stock

   The Company is authorized to issue 5,000,000 shares of preferred stock, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions with respect to any series of preferred stock and to specify the number of shares of any series of preferred stock without any further vote or action by the stockholders.

 Warrants

   In connection with the issuance of common stock during the year ended December 31, 1998, the Company issued warrants to purchase a total of 314,747 shares of common stock at an exercise price of $3.33 per share. These warrants were exercised prior to the Company's initial public offering on December 9, 1998. In November 1998, in connection with the loan agreement mentioned in Note 6, the Company issued a warrant to the lender to purchase 183,333 shares of the Company's common stock at an exercise price equal to the initial public offering price per share ($14.00). On January 11, 1999, the lender exercised the warrant in a net exercise transaction and received 116,231 shares of the Company's common stock.

 Stock option plan

   On November 16, 1998, the Company's Board of Directors and stockholders approved an increase in the number of shares authorized under its 1998 Stock Incentive Plan (the "Plan") from 1,166,667 to 2,000,000. The Plan provides for incentive stock options, as defined by the Internal Revenue Code, to be granted to employees, at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for nonqualified stock options to be issued to non-employee officers, directors and consultants at an exercise price of not less than 85% of the fair value at the grant date. Option vesting schedules are determined by the Board of Directors at the time of issuance. Stock options generally vest over different periods ranging from immediately to 25% at the end of the first year and monthly thereafter up to a maximum of four years. Upon a change of control of the Company, as defined in the Plan, 75% of unvested options become immediately exercisable. Certain options' vesting can also accelerate based on the achievement of specified performance criteria.

                                 XOOM.com, Inc.

   A summary of the option activity follows (amounts include 1,235,224 options granted outside of the Plan, all of which were outstanding as of December 31,
1998):

                                                                    Weighted-
                                                       Number of     Average
                                                        Shares    Exercise Price
                                                       ---------  --------------
   Balance at April 16, 1996..........................       --       $ --
     Granted..........................................   440,000       0.03
     Exercised........................................       --         --
     Canceled.........................................       --         --
                                                       ---------      -----
   Balance at December 31, 1996.......................   440,000       0.03
     Granted..........................................   632,982       0.05
     Exercised........................................       --         --
     Canceled.........................................   (95,000)      0.03
                                                       ---------      -----
   Balance at December 31, 1997.......................   977,982       0.05
     Granted.......................................... 1,957,225       9.35
     Exercised........................................       --         --
     Canceled.........................................  (136,832)      4.05
                                                       ---------      -----
   Balance at December 31, 1998....................... 2,798,375      $6.20
                                                       =========      =====

   As of December 31, 1998, there were 436,849 options available for future grant under the Plan.

   The following table summarizes information about options outstanding and exercisable at December 31, 1998:

                                                                    Options
                                     Options Outstanding          Exercisable
                               ------------------------------- -----------------
                                          Weighted-
                                           Average
                                          Remaining  Weighted-         Weighted-
                                         Contractual  Average  Number   Average
                               Number of   Life (in  Exercise    of    Exercise
     Exercise Price             Shares      years)     Price   Shares    Price
     --------------            --------- ----------- --------- ------- ---------
     $ 0.03--$ 0.03........... 1,013,890     8.3      $ 0.03   721,547  $ 0.03
     $ 0.90--$ 3.33...........   518,548     9.3        2.88   134,118    2.99
     $ 6.30--$10.80...........   315,986     9.6        8.29    62,069    8.58
     $12.00--$14.00...........   949,951     9.9       13.91    15,962   12.86
                               ---------                       -------
                               2,798,375     9.2               933,696
                               =========                       =======

                                 XOOM.COM, INC.

 Deferred compensation

   The Company has recorded deferred compensation charges of $0, $550,848 and $2,016,964, for the period April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively, for the difference between the exercise price and the deemed fair value of certain stock options granted by the Company. These amounts are being amortized by charges to operations, using the accelerated method, over the vesting periods of the individual stock options, which range from three months to four years.

   From December 1996 through June 1998 certain options were granted to various employees which provided vesting only upon certain events, such as the Company's successful completion of an initial public offering or individual and Company performance goals. In June 1998 these options were modified to vest upon the earlier of an event or two years from the date of grant. As a result, the related compensation charge was determined in June 1998.

 Options issued to consultants

   The Company granted options to purchase 94,883 shares of common stock to consultants at exercise prices ranging from $0.03 to $14.00 per share during the period from January 1, 1997 through December 31, 1998. These options were granted in exchange for consulting services performed. The Company valued these options using the estimated fair value of the services performed which amounted to $0, $20,277 and $246,231, for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively. These amounts are being amortized by charges to operations over the respective consulting periods. The amounts charged to operations were $0, $17,376 and $237,830, for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

 1998 Employee Stock Purchase Plan

   The Company's 1998 Employee Stock Purchase Plan was adopted by the Board of Directors in October 1998. The Company has reserved a total of 300,000 shares of common stock for issuance under the plan. Eligible employees may designate up to 100% of their compensation subject to certain limitations as described in the Plan, to be deducted each pay period for the purchase of common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchasing period or the last day of the applicable accrual period. As of December 31, 1998, no shares were issued or committed to under this plan.

 Shares reserved for future issuance

   As of December 31, 1998, shares of common stock reserved for future issuance were as follows:

   1998 Stock Incentive Plan and options issued outside the Plan..... 3,235,224
   1998 Employee Stock Purchase Plan.................................   300,000
   Warrants..........................................................   183,333
                                                                      ---------
     Total shares authorized for issuance............................ 3,718,557
                                                                      =========

 Pro forma disclosure of the effect of stock-based compensation

   The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123

                                 XOOM.com, Inc.

requires the use of option valuation models that were not developed for use in valuing employee stock options. Pro forma information regarding net income
(loss) and net income (loss) per share is required by FAS 123. This information is required to be determined as if the Company has accounted for its employee stock options under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                  For the  period
                                  April 16, 1996    Year  ended December 31,
                                (inception) through --------------------------
                                 December 31, 1996      1997          1998
                                ------------------- ------------  ------------
     Risk-free interest rate..            6.5%               6.5%         4.52%
     Expected life of the
      option..................        5 years            5 years       5 years
     Expected volatility......              0                  0           0.7
     Expected dividend yield..              0%                 0%            0%

   Because FAS 123 is applicable only to options granted since inception, its adjusted effect will not be fully reflected until the year 2000.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The weighted-average fair value of options granted to employees during the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, were $.02, $0.36 and $8.01, respectively.

   The effect of applying the FAS 123 fair value method to the Company's stock-based awards results in net loss and net loss per share as follows:

                                    Period from
                                  April 16, 1996    Year ended December 31,
                                (inception) through -------------------------
                                 December 31, 1996     1997          1998
                                ------------------- -----------  ------------
   Net loss, as reported.......      $(439,975)     $(3,131,877) $(10,797,542)
   Net loss, pro forma.........       (441,946)      (3,231,131)  (11,367,024)
   Net loss per share--basic
    and diluted, as reported...          (0.89)           (0.64)        (1.37)
   Net loss per share--basic
   and diluted, pro forma......          (0.91)           (0.66)        (1.44)

                                 XOOM.com, Inc.

11. Retirement Plan

   On March 26, 1998, the Company established a 401(k) Profit Sharing Plan (the "Plan") available to all employees who meet the Plan's eligibility requirements. Employees may elect to contribute from 1% to 25% of their eligible earnings to the Plan subject to certain limitations. This defined contribution plan provides that the Company may, at its discretion, make contributions to the Plan on a periodic basis. The Company has not made contributions to the Plan.

                        SUPPLEMENTAL EASDAQ INFORMATION

             Approval By The Belgian Banking And Finance Commission

   The prospectus will be submitted for approval by the Belgian Banking and Finance Commission ("Commissie voor bet Banken Financiewezen/Commission Bancaire et Financiere") ("BFC") in accordance with Article 29, (S) 1, par, 1 of royal Decree n(degrees) 185 of July 9, 1935 and Article II of the Royal Decrees of October 31, 1991 on the publication of prospectuses for public issues of securities. The approval of the prospectus by the BFC does not imply any judgement as to the appropriateness or the quality of this offering or the securities being offered nor of our situation.

   On March 8, 1999, we applied for admission of our common stock to trading on EASDAQ. Admission to EASDAQ is subject to certain adequacy and liquidity requirements determined by the EASDAQ Market Authority. Companies whose securities are traded on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Price sensitive information is made available to investors in Europe through the EASDAQ Reuters Regulatory Company Reporting System and international information vendors.

EASDAQ Settlement and Clearance

   The following summarizes certain aspects of the operation of the EUROCLEAR and DTC clearing systems. EASDAQ is a comparatively new quotation system. We cannot guarantee that an active trading market for our common stock will develop on EASDAQ upon completion of the offering. Persons proposing to trade the common stock on EASDAQ should inform themselves about the costs of such trading.

 EUROCLEAR

   Transactions executed on EASDAQ will be settled by delivery against payment through the international settlement agency EUROCLEAR. EUROCLEAR holds securities for its direct participants, which include banks, securities brokers and dealers, other professional intermediaries and foreign depositories, and facilitates the clearance and settlement of securities transactions between EUROCLEAR participants through electronic book entry changes in the accounts of EUROCLEAR participants. Book entry settlement is mandatory for all financial instruments traded on EASDAQ. Physical certificates cannot be used to settle a market transaction. Investors must hold a securities account with a financial institute which directly or indirectly has access to EUROCLEAR's clearing and settlement system. EUROCLEAR conducts a real-time gross payment system in connection with its clearance operation, payments being made simultaneously with the book entry transfers between securities accounts.

 DTC

   DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provision of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its roles and by-laws and requirements of the law.

TRANSFERS BETWEEN EUROCLEAR AND DTC PARTICIPANTS

   All common stock will be held through DTC. We will deliver to DTC a Global Receipt registered in the name of Cede Co. as DTC's nominee. Common stock held directly or indirectly by EUROCLEAR participants will be registered on the books of DTC in the name of its nominee company acting as custodian for EUROCLEAR.

   Transfers of common stock will be effected in the following manner:

  (i) transfers of common stock between EUROCLEAR participants will be effected in accordance with procedures established for this purpose by EUROCLEAR;

  (ii) transfers of common stock between DTC participants will be effected in accordance with procedures established for this purpose by DTC; and

  (iii) transfers of common stock between EUROCLEAR participants and DTC participants will be effected by an increase or a reduction of the quantity of common stock held in EUROCLEAR's account.

PERSONS RESPONSIBLE FOR THE PROSPECTUS AND DECLARATION

   Xoom.com, represented by Chris Kitze, Chairman of the Board, takes responsibility for the contents of this prospectus.

   To the best of our knowledge and belief, the information contained in this prospectus is factually accurate in all material respects and is not misleading and there is no omission of any information that would make any statement herein materially misleading or be likely to affect the import of any information in the prospectus.

XOOM.com, Inc.
by Chris Kitze
Chairman of the Board

CO MANAGERS AND MARKET MAKERS ON EASDAQ

                                        Herzog Heine Geduld International
-------------------------------         11 Old Jewry
                                        London EC2R 8DU
                                        United Kingdom

TAXATION OF BELGIAN INVESTORS

   The following is a summary of a certain Belgian tax consequences of the acquisition, ownership and disposition of common stock. It is based on the tax laws applicable in Belgium as in effect at the date of this prospectus, and is subject to changes in Belgian law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than Belgium, nor does it take into account the individual circumstances of each investor.

   Prospective investors in common stock are advised to consult their own tax advisors as to the Belgian and other tax consequences of the acquisition, ownership and disposition of common stock.

BELGIAN INDIRECT TAXES

 Stamp Tax on Securities Transactions

   In principle, a stamp tax is levied upon the subscription of new shares and the purchase and sale in Belgium of shares through a professional intermediary. The rate applicable to subscriptions of new shares is 0.35 percent but there is a limit of 10,000 Belgian francs ("BEF") per transaction. The rate applicable for secondary sales and purchases in Belgium of shares through a professional intermediary is 0.17 percent but there is a limit of BEF 10,000 per transaction.

   An exemption is available to professional intermediaries (e.g., credit institutions), insurance companies, pension funds and collective investment vehicles who are acting for their own account. A non-resident shareholder who is acting for his own account will also be entitled to an exemption from this stamp tax, provided that he delivers to the issuer or the professional intermediary, as the case may be, an affidavit confirming his non-resident status in Belgium.

Tax on Delivery of Bearer Securities

   A tax is levied upon the physical delivery of shares pursuant to their subscription and their acquisition for consideration through a professional intermediary. This tax is also due upon the delivery of shares pursuant to a withdrawal of these shares from "open custody".

   The tax is due, at the rate of 0.2 percent, on the sums payable by the subscriber or the acquiror in case of subscription or acquisition on the sales value of the shares, as estimated by the custodian in case of withdrawal from "open custody".

   However, an exemption is available for deliveries to professional intermediaries (such as credit institutions) acting for their own account. An exemption is also available for delivery to a non-resident of shares that are held in "open custody".

   To the extent that the shares remain in book-entry form only and will not be physically delivered this tax does not apply to shares.

Taxation of Dividends

 a) Belgian Withholding Tax

   Dividends distributed on shares are, in principle, subject in Belgium to a withholding tax at the rate of 25 percent, when paid or attributed through a professional intermediary in Belgium The dividend withholding tax rate on shares which are publicly issued after January 1, 1994 can be lowered to 15 percent. The benefit of the reduced withholding tax rate may be refused on the basis of certain anti-abuse rules provided for by Belgian tax legislation. These anti-abuse rules provide inter alia that the newly issued shares may not have any preferential dividend rights and that any capital reduction which does not correspond to genuine financial or economic needs will reduce the benefit of the lower withholding tax.

   No dividend withholding tax is due if the Belgian holder is a company subject to Belgian corporate income tax provided that the appropriate formalities have been fulfilled.

   In the case where dividends are paid outside Belgium without any intervention of a paying agent in Belgium, no dividend withholding tax is, in principle, due. However, where the Belgian holder is a Belgian resident entity subject to the Legal Entities Tax (e.g. a pension fund), the holder itself must pay the dividend withholding tax at the rate of 25 percent (or 15 percent if the reduced rate applies).

 b) Income Tax for Belgian Resident Individuals

   In the hands of an individual Belgian holder who is holding his shares as a private investment, rather than as a business asset, the Belgian dividend withholding tax is a final tax--the dividends need not be reported in the individual's annual income tax return. If no withholding tax has been levied (i.e. in case of payment or attribution outside Belgium), the individual must report the dividends in his tax return as a dividend income. He will be taxed at the separate rate of 25 percent (or at the separate rate of 15 percent if the reduced rate applies), to be increased by a municipal surcharge (varying, in general, from 6 percent to 9 percent of the State Tax).

   In the hands of an individual Belgian holder whose shares are effectively connected with his business, the dividends are taxable at the ordinary rates for business income (i.e., varying from 25 percent to 55 percent to be increased by the municipal surcharge and a crisis contribution of 3 percent of the tax due). Any Belgian withholding tax is creditable against the final income tax due, provided that the holder has the full ownership of the shares at the time of payment of the dividends and provided that the dividend distribution does not entail a reduction in value of, or capital loss on, the shares.

                            [INSIDE BACK COVER]

           [DEPICTIONS OF XOOM.COM'S BACK-OFFICE OPERATIONS AND

                THE GEOGRAPHIC RANGE OF ITS CUSTOMER BASE.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Prospective investors may rely only on the information contained in this prospectus. Neither XOOM.com, Inc. nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                             ---------------------

                               TABLE OF CONTENTS

                             ---------------------

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3

Risk Factors.............................................................   7

How We Intend to Use the Proceeds from the Offering......................  21

Dividend Policy..........................................................  21

Price Range of Common Stock..............................................  21

Capitalization...........................................................  22

Dilution.................................................................  23

Selected Consolidated Financial Data.....................................  24

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25

Business.................................................................  41

Management...............................................................  54

Certain Transactions.....................................................  65

Principal and Selling Stockholders.......................................  67

Description of Capital Stock.............................................  69

Shares Eligible for Future Sale..........................................  71

Underwriting.............................................................  72

Legal Matters............................................................  74

Experts..................................................................  75

Additional Information...................................................  75

Index to Consolidated Financial Statements............................... F-1

Supplemental EASDAQ Information.......................................... A-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,000,000 SHARES
                              [LOGO OF XOOM.com]

                                XOOM.COM, INC.

                                 COMMON STOCK


                          --------------------------

                            PRELIMINARY PROSPECTUS

                          --------------------------


                           BEAR, STEARNS & CO. INC.

                               HAMBRECHT & QUIST

                         BANCBOSTON ROBERTSON STEPHENS

                            WIT CAPITAL CORPORATION
                               as e-Manager(TM)

                                        , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE + +CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT +
+FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE           +
+INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES + +IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER +
+OR SALE IS NOT PERMITTED.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                SUBJECT TO COMPLETION, DATED MARCH 30, 1999
PRELIMINARY PROSPECTUS

                                4,000,000 SHARES

                                 XOOM.COM, INC.

                                  COMMON STOCK
[LOGO OF XOOM.com]

                                 ------------

This is a public offering of 4,000,000 shares of common stock of XOOM.com, Inc. We are selling 2,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling 2,000,000 shares. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Of these 4,000,000 shares of common stock, 600,000 shares are being offered hereby for sale outside the United States and Canada by the international underwriters and 3,400,000 shares are being offered for sale in the United States and Canada by the U.S. underwriters. The price to the public and underwriting discounts and commissions per share in both offerings are identical.

The U.S. underwriters have an option to purchase a maximum of 600,000 additional shares of common stock from us to cover over-allotments of shares.

Our common stock is traded on the Nasdaq National Market under the symbol "XMCM." On March 12, 1999, the last reported sale price for our common stock was $67.00 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                 ------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                                                                     PER
                                                                    SHARE TOTAL
                                                                    ----- -----
Public offering price.............................................. $     $
Underwriting discount.............................................. $     $
Proceeds, before expenses, to us................................... $     $
Proceeds, before expenses, to the selling stockholders............. $     $

                                 ------------

The international underwriters are severally underwriting the shares being offered in this prospectus. The international underwriters expect to deliver
the shares against payment on March   , 1999.

                                 ------------

BEAR, STEARNS INTERNATIONAL LIMITED
   HAMBRECHT & QUIST
                                 BANCBOSTON ROBERTSON STEPHENS INTERNATIONAL LTD DEUTSCHE BANK

                   The date of this Prospectus is      , 1999

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

      MATERIAL US. TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

                            OF THE COMMON STOCK

   The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to non-U.S. holders who acquire and own it as a capital asset. A "non-U.S. holder" is any person holding common stock other than: (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, unless otherwise provided in U.S. Treasury Regulations in the case of a partnership, (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (d) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more "U.S. persons," as defined in the Internal Revenue Code of 1986, as amended (the "Code"), have the authority to control all substantial decisions of the trust.

   For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a non-U.S. holder. An individual may, subject to certain exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States on at least 31 days in the calendar and for an aggregate of at least 183 days during a three-year period in the current calendar year (counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second succeeding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not non-U.S. holders for purposes of this discussion.

   This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by certain determinations made at the partner level, and does not deal with all aspects of U.S. federal income and other estate taxation that may be relevant to non-U.S. holders (including special rules applicable to certain
U.S. expatriates). This discussion also does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider non-U.S. holders subject to special tax treatment under the federal income tax laws, including insurance companies, tax-exempt entities, financial institutions, dealers in securities and holders of securities held as part of a "straddle," "hedge" or "conversion transaction." In addition, persons that hold the common stock through "hybrid entities" may be subject to special rules and may not be entitled to the benefits of an otherwise applicable income tax treaty. The following discussion is based on provisions of the Code, U.S. Treasury Regulations and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any change could affect the continuing validity of this discussion.

   THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, IF YOU ARE A NON-U.S. HOLDER WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF THE COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE OR MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

   As described above, we do not expect to pay dividends. In the event we do pay dividends amounts paid as dividends to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless this rate is reduced by an applicable income tax treaty. Dividends that are "effectively connected" with the holder's conduct of a trade or business in the United States, or in the case of an individual a "fixed

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

base," in the United States (any income so connected, including dividends, "U.S. trade or business income") generally are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates and generally are not subject to withholding if the non-U.S. holder files U.S. Internal Revenue ("IRS") Form 4224 with the payor. Any U.S. trade or business income received by a corporation that is a non-U.S. holder may also under certain circumstances be subject to an additional "branch profits tax" at a 30% rate, or a lower rate that may be applicable under an income tax treaty.



   Under current law, dividends paid to an addressee outside the United States are presumed to be paid to a resident of the country of address (unless the payor has knowledge to the contrary) for purposes of the withholding tax discussed above and for purposes of determining the applicability of an income tax treaty rate. Under final U.S. Treasury Regulations, generally effective after December 31, 1999, a non-U.S. holder will be required to assist certain certification and other requirements, including the filing of a completed IRS Form W-8 with the payor, in order to claim the benefit of a reduced withholding tax rite under an applicable income tax treaty. Non-U.S. holders are encouraged to consult with their own tax advisors with respect to the application of these final U.S. Treasury Regulations.

   A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gains on Disposition of Common Stock

   A non-U.S. holder generally will not be subject to U~.S. federal income taxes in respect of gain recognized on a disposition of common stock unless:
(A) the gain is U~.S. trade or business income; (B) in the case of a non-U.S. holder who is an individual such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are satisfied, or (C) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the five-year period ending on the date of the disposition and the non-U.S. holder owned more than 5% of our common stack at any time during such period. We believe that we have not been and we are not a U.S. real property holding corporation for U.S. federal income tax purposes and do not currently anticipate becoming a U.S real property holding corporation. Different federal income tax consequences would apply to certain non-U.S. holders if we were to become a U.S. real property holding corporation. If an individual non-U.S. holder falls under clause (A) above, he or she will be taxed on his or her gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual non-U.S. holder falls under clause (B) above, he or she will be subject to a flat tax 30% on the gain derived from the sale, which gain may be offset by U.S. source capital losses recognized within the same taxable year of such sale. If non-U.S. holder that is a foreign corporation falls under clause
(A) above, it will be taxed on its gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax described above.

Federal Estate Taxes

   Common stock owned or treated as owned by a non-U.S. holder at the time of death, or common stock of which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting Requirements and Backup Withholding Tax

   We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder (including~ the name and address of such holder) and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

withholding may also be made available to the tax authorities in the county in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

   Under current law, "backup withholding" (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) generally will not apply to dividends paid to a non-U.S. holder at an address outside the United States unless such non-U.S. holder is engaged in a trade or business in the United States or unless the payer has knowledge that the payee is a U.S. person. However, under final U. S. Treasury Regulations, which generally are effective after December 31, 1999, dividend payments may be subject to backup withholding unless applicable certification requirements are satisfied.

   In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock to or through a foreign office of a broker. If, however, such broker is a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or, effective for payments after December 31, 1999, a foreign partnership (A) more than 50% of the income or capital interests of which are owned by U.S. persons or (B) that is engaged in a U.S. trade or business, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

   Payment to or through a U.S. office of a broker of the proceeds of a sale of common stock generally is subject to both backup withholding and information reporting unless the beneficial owner certifies on an IRS Form W-8, or a suitable substitute form, under penalties of perjury that it is a non-U.S. holder, or otherwise a establishes an exemption.

   Effective for payments after December 31, 1999, and subject to certain transition rules, final U.S. Treasury Regulations unify certain certification procedures and forms and the reliance standards relating to information reporting and backup withholding.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against~ such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Prospective investors may rely only on the information contained in this pro-spectus. Neither XOOM.com, Inc. nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these se-curities in any jurisdiction where the offer or sale is not permitted. The in-formation contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                             --------------------

                               TABLE OF CONTENTS

                             --------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3

Risk Factors.............................................................   7

How We Intend to Use the Proceeds from the Offering......................  21

Dividend Policy..........................................................  21

Price Range of Common Stock..............................................  21

Capitalization...........................................................  22

Dilution.................................................................  23

Selected Consolidated Financial Data.....................................  24

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25

Business.................................................................  41

Management...............................................................  54

Certain Transactions.....................................................  65

Principal and Selling Stockholders.......................................  67

Description of Capital Stock.............................................  69

Certain United States Federal Tax Consequences to non-United States
 Holders.................................................................  71

Shares Eligible for Future Sale..........................................  74

Underwriting.............................................................  75

Legal Matters............................................................  77

Experts..................................................................  78

Additional Information...................................................  78

Index to Consolidated Financial Statements............................... F-1

Supplemental EASDAQ Information.......................................... A-1

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                                4,000,000 Shares
                               [LOGO OF XOOM.com]

                                 XOOM.com, Inc.

                                  Common Stock


                           --------------------------

                             PRELIMINARY PROSPECTUS

                           --------------------------


                      Bear, Stearns International Limited

                               Hambrecht & Quist

                BancBoston Robertson Stephens International Ltd

                                 Deutsche Bank

                                         , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                       Amount*
                                                                       --------
   Securities and Exchange Commission Filing Fee...................... $ 79,606
   NASD Filing Fee....................................................   29,135
   Nasdaq National Market Listing Fee.................................   12,300
   Accounting Fees and Expenses.......................................   75,000
   Blue Sky Fees and Expenses.........................................    3,000
   Legal Fees and Expenses............................................   75,000
   Transfer Agent and Registrar Fees and Expenses.....................   15,000
   Printing Expenses..................................................  150,000
   Miscellaneous Expenses.............................................  160,959
                                                                       --------
     Total............................................................ $600,000

----------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14. Indemnification of Directors and Officers

   Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

   The Registrant's Restated Certificate of Incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   The Registrant has entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

   The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

   From its incorporation to December 31, 1998, the Registrant has granted or issued and sold the following unregistered securities:

     1. An aggregate of 7,543,252 shares of the Registrant's common stock in the five rounds of private equity financing described below for an aggregate purchase price of $8,615,592:

                          Aggregate
Round  Number of Shares Purchase Price
-----  ---------------- --------------
 1.       3,555,557       $1,200,200
 2.       1,555,559          800,000
 3.         397,783          358,000
 4.         457,627        1,006,685
 5.       1,576,726        5,250,707
          ---------       ----------
          7,543,252       $8,615,592

     2. Stock options to employees, directors and consultants exercisable for up to an aggregate of 1,235,224 shares of the Registrant's common stock at a nominal exercise price.

     3. Stock options to employees, directors and consultants under its 1998 Stock Incentive Plan exercisable for up to an aggregate of 1,726,817 shares of the Registrant's common stock, at exercise prices ranging from $2.31 to $14.00 per share, with a weighted average exercise price of $9.78 per share.

     4. An aggregate of 1,221,992 shares in connection with its acquisition transactions with Paralogic, Global Bridges, Revolutionary Software and ArcaMax.

     5. An aggregate of 19,564 shares of the Registrant's Common Stock issues to directors, consultants and employees in exchange for services rendered.

     6. An aggregate of 314,747 shares of the Registrant's Common Stock issued upon the exercise of warrants.

   The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

   Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No Underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a) Exhibits

        The exhibits are as set forth in the Exhibit Index.

      (b) Financial Statement Schedules

        Not applicable.








ITEM 17. UNDERTAKINGS

   The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

     (1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 30th day of March, 1999.

                                          XOOM.com, Inc.

                                                    /s/ Laurent Massa
                                          By: _________________________________
                                                       LAURENT MASSA
                                                CHIEF EXECUTIVE OFFICER AND
                                                         PRESIDENT

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

        /s/ Laurent Massa              Principal Executive          March 30, 1999
______________________________________  Officer and Director
            LAURENT MASSA

        /s/ John Harbottle             Principal Financial and      March 30, 1999
______________________________________  Accounting Officer
            JOHN HARBOTTLE

         /s/ Chris Kitze*              Chairman                     March 30, 1999
______________________________________
             CHRIS KITZE

          /s/ Bob Ellis*               Director                     March 30, 1999
______________________________________
              BOB ELLIS

     /s/ James J. Heffernan*           Director                     March 30, 1999
______________________________________
          JAMES J. HEFFERNAN

       /s/ Jeffrey Ballowe*            Director                     March 30, 1999
______________________________________
           JEFFREY BALLOWE

       /s/ Philip Schlein*             Director                     March 30, 1999
______________________________________
            PHILIP SCHLEIN

    /s/ Robert C. Harris, Jr.*         Director                     March 30, 1999
______________________________________
            ROBERT HARRIS

     *By: /s/ Laurent Massa*
______________________________________
            LAURENT MASSA
           ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER  DOCUMENT                                                      PAGE
 ------- --------                                                  ------------
  1.1    Form of Underwriting Agreement.........................
  3.1    Restated Certificate of Incorporation of the
         Registrant+............................................
  3.2    Amended and Restated Bylaws of the Registrant+.........
  4.1    Reference is made to Exhibits 3.1 and 3.2+.............
  4.2    Warrant to purchase common stock made by the Registrant
         in favor of Sand Hill Capital, LLC, dated as of
         November 3, 1998+......................................
  4.3    Specimen Stock Certificate of the Registrant+..........
  5.1    Opinion of Morrison & Foerster LLP as to the legality
         of the common stock....................................
 10.1    Form of Indemnification Agreement between the
         Registrant and each of its executive officers and
         directors+.............................................
 10.2    Agreement of Sublease between the Registrant and
         Cornerstone Internet Solutions Company d/b/a USWeb
         Cornerstone dated August, 1998+........................
 10.3    Assignment of Lease by Xaos Tools, Inc. and Acceptance
         of Assignment and Assumption of Lease by the
         Registrant, dated July 31, 1998+.......................
 10.4    Registrant's 1998 Stock Incentive Plan, including forms
         of agreements thereunder+..............................
 10.5    Registrant's 1998 Employee Stock Purchase Plan,
         including forms of agreements thereunder+..............
 10.6    Employment Agreement between the Registrant and Russell
         Hyzen dated July 20, 1998+.............................
 10.7    Employment Agreement between the Registrant and Vijay
         Vaidyanathan, dated March 10, 1998 and Addendum No. 1
         thereto, dated August 12, 1998+........................
 10.8    Employment Agreement between the Registrant and Laurent
         Massa, dated July 1, 1998+.............................
 10.9    Employment Agreement between the Registrant and John
         Harbottle dated August 4, 1998+........................
 10.10   Agreement and Plan of Merger, among the Registrant,
         XOOM Chat, Inc., Paralogic Corporation and shareholders
         of Paralogic Corporation, dated March 10, 1998+........
 10.11   Agreement and Plan of Merger, among the Registrant,
         Xoom GBT Merger Corp., Global Bridges Technologies,
         Inc. and Robert Kohler, dated June 11, 1998+...........
 10.12   Asset Purchase Agreement, between the Registrant and
         Revolutionary Software, Inc., dated June 11, 1998+.....
 10.13   Purchase and License Agreement between the Registrant
         and ArcaMax, Inc., dated June 18, 1998+................
 10.14   Asset Purchase Agreement between the Registrant and
         Pagecount, Inc., dated as of July 24, 1998+............
 10.15   First Amendment, dated July 27, 1998, to Asset Purchase
         Agreement, between the Registrant and Revolutionary
         Software, Inc., dated June 11, 1998+...................
 10.16   First Amendment, dated July 28, 1998, to Agreement and
         Plan of Merger, among Registrant, Xoom GBT Merger
         Corp., Global Bridges Technologies, Inc. and
         Robert Kohler, dated June 11, 1998+....................
 10.17   Letter Agreement between the Registrant and Robert
         Ellis, dated August 4, 1997+...........................

                                                                    SEQUENTIALLY
 EXHIBIT                                                              NUMBERED
 NUMBER  DOCUMENT                                                       PAGE
 ------- --------                                                   ------------
 10.18   Consulting Agreement between the Registrant and James
         Heffernan, dated May 15, 1998+..........................
 10.19   Letter Agreement between the Registrant and Jeffrey
         Ballowe, dated July 28, 1998, as amended by letter
         agreement dated December 2, 1998+.......................
 10.20   Letter Agreement between the Registrant and Philip
         Schlein, dated July 28, 1998, as amended by letter
         agreement dated December 2, 1998+.......................
 10.21   Letter Agreement between the Registrant and Robert C.
         Harris, Jr., dated July 28, 1998, as amended by letter
         agreement dated December 2, 1998+.......................
 10.22   Equipment Financing Agreement between the Registrant and
         Pentech Financial Services, Inc, dated October 1,
         1998+...................................................
 10.23   Loan Agreement between the Registrant and Sand Hill
         Capital, LLC, dated as of November 3, 1998+.............
 10.24   Agreement of Lease between Eleven Penn Plaza LLC and the
         Registrant dated March 16, 1999.........................
 21.1    Subsidiaries of the Registrant+.........................
 23.1    Consent of Morrison & Foerster LLP. Reference is made to
         Exhibit 5.1.............................................
 23.2    Consent of Ernst & Young LLP, Independent Auditors......
 24.1    Powers of Attorney**....................................
 27.1    Financial Data Schedule**...............................

----------

** Previously filed.
+ Incorporated by reference from Xoom.com, Inc.'s Registration Statement on Form S-1 (No. 333-62395).